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As filed with the Securities and Exchange Commission on October 7, 2005

Registration No. 333-128460

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOUBLE HULL TANKERS, INC.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)

26 New Street,
St. Helier, Jersey JE23RA
Channel Islands
+44 (0) 1534 639759
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, NY 10011
(212) 590-9100
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Gary L. Sellers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $.01 per share	23,000,000	$16.00	$368,000,000	$43,313.60

(1)
Includes shares to be sold upon exercise of the underwriters' over-allotment option. See "Underwriting."

(2)
Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.

(3)
Previously Paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus dated October 7, 2005

PROSPECTUS

20,000,000 Shares

Common Stock

This is an initial public offering of our common stock. No public market currently exists for our common stock. We are offering 20,000,000 of the shares of common stock offered by this prospectus. We expect the public offering price to be between $14.00 and $16.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "DHT," subject to official notice of issuance.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock in "Risk Factors" beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 3,000,000 shares of our common stock from the selling stockholder, OSG International, Inc., at the public offering price, less the underwriting discounts and commissions payable by it, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and the total proceeds, before expenses, to the selling stockholder will be $             .

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the common stock will be made on or about                           , 2005.

UBS Investment Bank	Merrill Lynch & Co.
Citigroup	Deutsche Bank Securities
DnB NOR Markets	JPMorgan
Dahlman Rose & Co., LLC

The date of this prospectus is                           , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction or state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	11
Cautionary Statement Regarding Forward-Looking Statements	28
Use of Proceeds	29
Dividend Policy	30
Capitalization	32
Dilution	33
Unaudited Pro Forma Financial and Other Information	34
Selected Combined Financial and Other Data	44
Management's Discussion and Analysis of Financial Condition and Results of Operations	46
The International Tanker Industry	56
Business	67
Our Credit Facility	86
Management	89
Principal and Selling Stockholders	96
Related Party Agreements	98
Description of Capital Stock	99
Comparison of Marshall Islands Corporate Law to Delaware Corporate Law	103
Shares Eligible for Future Sale	107
Tax Considerations	108
Underwriting	117
Other Expenses of Issuance and Distribution	121
Legal Matters	121
Experts	121
Additional Information	122
Glossary of Shipping Terms	123
Index to Financial Statements	F-1

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes for a more complete understanding of our business and this offering. Unless we specify otherwise, all references and data in this prospectus to our "business," our "vessels" and our "fleet" refer to our fleet of seven vessels that we expect to acquire simultaneously with the closing of this offering. Unless we specify otherwise, all references in this prospectus to "we," "our," "us" and "our company" refer to Double Hull Tankers, Inc. and its subsidiaries and references to our "common stock" are to our common registered shares. The shipping industry's functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars. All references in this prospectus to "$" and "dollars" refer to U.S. dollars. See the "Glossary of Shipping Terms" included in this prospectus for definitions of certain terms used in this prospectus that are commonly used in the tanker shipping industry.

OUR COMPANY

We are a newly formed company that was incorporated in April 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc., a Delaware corporation, or OSG. Simultaneously with the completion of this offering, we will acquire a fleet of seven double-hull tankers consisting of three very large crude carriers, or VLCCs, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,342,372 dwt and a weighted average age of 5.4 years as of July 1, 2005, compared with a weighted average age of 9.6 years for the world tanker fleet.

We will acquire the seven vessels in our fleet from subsidiaries of OSG in exchange for cash and shares of our common stock, at which time we will charter these vessels back to subsidiaries of OSG. We estimate, based on the midpoint of the price range set forth on the cover of this prospectus, that the aggregate purchase price for the vessels will be $664.3 million, of which $514.3 million will be in the form of cash and $150.0 million will be in the form of our common stock. We will treat the excess of the purchase price over the $347.6 million aggregate book value of the vessels (as of June 30, 2005), or $316.7 million, as a deemed distribution to OSG. OSG, one of the world's largest bulk-shipping companies, owns and operates a modern fleet of 93 vessels (including the seven vessels that comprise our fleet) that have a combined carrying capacity of 12.2 million dwt. OSG's fleet consists of both internationally flagged and U.S. flagged vessels that transport crude oil, petroleum products and dry bulk commodities. Following the completion of this offering, OSG will beneficially own approximately 33% of our outstanding common stock, assuming the underwriters do not exercise their over-allotment option.

Our strategy is to charter our vessels primarily pursuant to multi-year time charters to take advantage of the stable cash flow that is associated with long-term time charters. In addition, our time charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. When our vessels are operated in the Tankers International Pool and the Aframax International Pool, we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel's earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

We have agreed to time charter our tankers to subsidiaries of OSG for terms of five to six and one-half years. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel's class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel, which we call the Broker Panel, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

OUR FLEET

We have agreed to purchase three VLCCs and four Aframaxes from subsidiaries of OSG. Our VLCCs, due to their large size, principally operate on long-haul routes from the Middle East or West Africa to the Far East, Northern Europe, the Caribbean and the U.S. Gulf. Although our Aframaxes are also designed for global trading, they typically trade through the Aframax International Pool in the Atlantic Basin on shorter-haul routes between Northern Europe, the Caribbean, the United States and the Mediterranean Sea.

The following table presents certain information concerning the vessels in our fleet and their associated charters:

Vessel	Type	Dwt	Year Built	Term of Initial Charter	Year 1 Basic Charter Rate(1)	Maximum Aggregate Charter Renewal Term

				(years)	($/day)	(years)
Overseas Ann	VLCC	309,327	2001	6 1/2	$37,200	8
Overseas Chris	VLCC	309,285	2001	6	$37,200	8
Regal Unity	VLCC	309,966	1997	5 1/2	$37,200	6
Overseas Cathy	Aframax	112,028	2004	6 1/4	$24,500	8
Overseas Sophie	Aframax	112,045	2003	5 3/4	$24,500	8
Rebecca	Aframax	94,873	1994	5	$18,500	5
Ania	Aframax	94,848	1994	5	$18,500	5

(1)
Amounts represent basic hire charter rates, which increase annually by amounts that vary by vessel class and year. See "Business—Charter Arrangements" for a table detailing the basic hire rates by vessel class for the initial charter periods.

OUR COMPETITIVE STRENGTHS

We believe that we have a number of strengths that provide us with a competitive advantage in the tanker industry, including:

–>
A modern, high quality fleet.  As of July 1, 2005, our three VLCC and four Aframax vessels had a weighted average age of 5.4 years, compared with a weighted average age for the world tanker fleet of 9.6 years. All of our tankers are of double hull construction and were designed and built to OSG's specifications and have only been operated by OSG. We believe they are among the most efficient and safest tankers in the world. We believe that owning and maintaining a modern, high quality fleet reduces off hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our ships.

–>
Participation in OSG's pooling arrangements.  We expect to benefit from OSG's membership in the Tankers International Pool for VLCCs and the Aframax International Pool for Aframaxes, as we expect OSG's subsidiaries will continue to operate our vessels in these pools. We believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

–>
An experienced management team.  Our management team is led by Ole Jacob Diesen, our chief executive officer, who has over 30 years of experience in the shipping industry. Mr. Diesen has been an independent corporate and financial management consultant since 1997 and has extensive experience in the shipping industry, including advising on a broad range of shipping transactions such as vessel sales and financings, vessel charters, pooling and technical management agreements.

OUR STRATEGY

Our strategy is designed to generate stable cash flow through long-term fixed rate charters that provide us with the potential to earn additional revenue. The key elements of our strategy are:

–>
Time charter our fleet to OSG under multi-year, fixed-rate time charters that provide for profit sharing.  We have agreed to time charter our vessels to subsidiaries of OSG, one of the world's largest bulk-shipping companies, for periods of five to six and one-half years under charters that provide for fixed monthly payments, plus the potential to earn additional profit sharing payments. We believe that our long-term charters will generate stable and predictable cash flow and provide us with the opportunity to earn significant additional hire as market rates exceed our basic hire rates.

–>
Substantially fix our operating costs under our ship management agreements.  Our tankers will be managed by Tanker Management Ltd., a wholly owned indirect subsidiary of OSG that we refer to as Tanker Management, or our technical manager, pursuant to ship management agreements that will become effective at the completion of this offering. Under these agreements, which are coterminous with the charter for the applicable vessel, Tanker Management will assume all responsibilities for the technical management of our vessels and for most of the operating costs (excluding insurance premiums and vessel taxes) in exchange for a fee that will be fixed for the first two years of the agreements. We believe these arrangements provide us with added certainty regarding the operating costs of our vessels.

–>
Strategically expand our fleet.  We intend to grow our fleet through timely and selective acquisitions of additional vessels in a manner that is accretive to earnings and dividends per share. Although the vessels in our fleet will initially consist of our three VLCCs and four Aframax tankers, we intend to consider potential acquisitions of tankers in smaller size classes as well. To facilitate our future acquisitions, we expect to enter into a credit facility in connection with this offering that, subject to the satisfaction of conditions to drawdown, will permit us to borrow on a committed basis up to $150 million to finance the purchase price of additional vessels that we may acquire in the future.

OUR TIME CHARTERS

We have agreed to time charter our three VLCCs and our four Aframaxes to subsidiaries of OSG for periods of five to six and one-half years. The daily base time charter rate for each of our vessels, which we refer to as basic hire, will be payable to us monthly in advance and will increase annually by amounts set forth in each charter. For a table detailing the basic hire rates for each vessel class during the initial period of each charter, see "Business—Charter Arrangements."

In addition to the basic hire, the charterers and OSG International, Inc., or OIN, the charterers' parent, have agreed to pay us an additional payment, quarterly in arrears, which we refer to as additional hire. The additional hire payable, if any, in respect of a given quarter will be equal to 40% of the average revenue that our vessels earn or are deemed to earn for the charterers during that quarter (averaged on a rolling four quarter basis) in excess of the basic hire paid by the charterers to us during that quarter. Revenue will be calculated on an aggregate fleetwide basis and will depend on whether our vessels are operated in a pool:

–>
if a vessel is operated in a pool, revenue earned by that vessel will be equal to the share of actual pool net earnings allocated to the charterer, as determined by a formula administered by the pool manager;

–>
if a vessel is operated outside of a pool:

–>
for periods that the charterer subcontracts the vessel under a time charter, revenue earned by that vessel will be equal to the time charter hire earned by the charterer, net of specified fees incurred by the charterer; and

–>
for periods that the charterer does not subcontract the vessel in the time charter market, revenue deemed earned by that vessel will be based on average spot market rates, which are rates for the immediate chartering of a vessel (usually for a single voyage), determined by a shipbrokers' panel for a series of routes commonly served by vessels of the same class.

A pool constitutes a collection of similar vessels under various ownerships that are placed under one administrator, which we refer to as the pool manager. The pool manager markets the vessels as a single, cohesive fleet and collects, or pools, their net earnings prior to distributing them to the individual owners under a pre-arranged weighting system that recognizes each vessel's earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. Pools offer their participants more opportunities to enter into multi-legged charters and contracts of affreightment, which can reduce non-earning days through scheduling efficiencies.

The three VLCCs in our fleet currently participate in the Tankers International Pool, in which OSG and eight other tanker companies participate. The Tankers International Pool currently consists of 45 VLCCs and 4 ultra large crude carriers, or ULCCs, making it one of the world's largest VLCC fleets. The four Aframax tankers in our fleet currently participate in the Aframax International Pool, the world's second largest Aframax fleet, which currently operates 37 Aframaxes and has seven members, including OSG (which is one of the pool managers).

TECHNICAL MANAGEMENT OF OUR FLEET

To provide us with added certainty with respect to the costs of operating our vessels, we have entered into ship management agreements with Tanker Management. Under the agreements, Tanker Management will be responsible for the technical management and for most of the operating costs of the vessels, including crewing, maintenance, ordinary repairs, scheduled drydockings, insurance deductibles (subject to the limits set forth in the ship management agreements) and other vessel operating expenses, excluding insurance premiums. In exchange for these services, we will pay Tanker Management a fixed daily fee, which we refer to as the technical management fee, for each vessel under management. The technical management fee for each vessel will be payable monthly in advance based on the actual number of days in the month. The fee will be fixed for the first two years of the agreement and will increase by 2.5% per year thereafter. The ship management agreements will be cancelable by us for any reason at any time upon 90 days advance notice, but each charterer has the right to approve the replacement manager that we select. Tanker Management will not be able to cancel the agreement prior to the second anniversary except for cause. Following the second anniversary, termination by Tanker Management requires at least 90 days advance notice.

DIVIDEND POLICY

We intend to pay quarterly dividends to the holders of our common stock in February, May, August and November of each year, commencing February 2006, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board of directors.

Our board of directors may review and amend our dividend policy from time to time in accordance with any future growth of our fleet or for other reasons. Although we do not currently have plans to purchase any specific vessels other than our initial fleet of seven vessels, we intend to grow our fleet by acquiring additional vessels in the future in a manner that is expected to be accretive to earnings and dividends per share. We expect to fund all or a portion of future vessel acquisitions with borrowings under the $150 million vessel acquisition tranche of our new credit facility. Upon acquiring an additional vessel or vessels, our board of directors may limit our dividends per share to the amount that we would have been able to pay if all or a portion of our acquisition related debt had been financed with equity as described in the section of this prospectus entitled "Dividend Policy."

Based on the assumptions and the other matters set forth below and subject to the matters set forth under "Risk Factors," we estimate that the total amount of cash available for distribution (i) as an initial dividend (payable in February 2006) will be $0.25 per share and (ii) as our second dividend (payable in May 2006) will be $0.32 per share. The initial dividend will reflect the period between the commencement of our operations, which is assumed to be October 17, 2005, and December 31, 2005 and our second quarter dividend will reflect our first full quarter of operations. In addition, based on such assumptions, we estimate that the total amount of cash available for dividends in each of 2006 and 2007 will be $1.27 per share and $1.28 per share, respectively.

The foregoing dividend estimates do not give effect to the payment of any additional hire that we may receive under the profit sharing arrangements that are included in our charter arrangements and are based on the following assumptions:

–>
the basic hire is paid on our vessels and our vessels are on hire for 360 days per twelve month period;

–>
we have no cash expenses or liabilities other than the technical management fee payable under our ship management agreements, insurance premiums, vessel taxes, our current directors' fees, the current salary and benefits of our executive officers, our other anticipated general and administrative expenses, interest that will be payable on the $236 million of floating rate indebtedness that will be outstanding under our credit facility upon completion of this offering, which we have assumed will have an effective rate of 5.2% per annum (which represents the rate that we could have fixed under a five year swap agreement as of September 21, 2005), and commitment fees and other financing costs under our credit facility;

–>
we do not purchase any additional vessels;

–>
we do not pay any income taxes or have to fund any required capital expenditures with respect to our vessels;

–>
no cash reserves are established by our board of directors;

–>
we are in compliance with the terms of our credit facility, which prohibits us from paying dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

–>
30,005,000 shares of our common stock are outstanding at the time we make a dividend payment and no additional stock offerings or other capital raising transactions are made by us; and

–>
we purchase all seven vessels simultaneously with the closing of this offering and our charters commence on October 17, 2005.

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and the provisions of Marshall Islands law affecting the payment of dividends and other factors. Other than (i) the technical management fees payable under our ship management agreements, which after two years are cancelable by Tanker Management upon 90 days notice, (ii) interest that will be payable on the $236 million of floating rate indebtedness that will be outstanding under our credit facility upon completion of this offering, which we expect to swap for a fixed rate, (iii) commitment fees under our credit facility (for so long as we do not make any further borrowings under the vessel acquisition facility or the working capital facility), (iv) compensation paid to our executive officers, which is fixed during the terms of the their employment agreements, and (v) our directors' fees, none of our fees or expenses are fixed.

We cannot assure you that our future dividends will in fact be equal to the amounts set forth above or elsewhere in this prospectus. The amount of future dividends set forth above represents only an estimate of future dividends based on our charters, ship management agreements, employment agreements, current directors' fees and an estimate of our other expenses and assumes that we do not make any vessel acquisitions. The amount of future dividends, if any, could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, our ability to comply with the terms of our credit facility, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. As a result, the amount of dividends actually paid, if any, may vary from the amounts currently estimated and such variations may be material. See the section of this prospectus captioned "Risk Factors" for a discussion of the risks associated with our ability to pay dividends.

We believe that under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and if treated as such will generally be subject to a 15% United States federal income tax rate with respect to United States non-corporate stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the sections of this prospectus entitled "Risk Factors—Risk Relating to our Company—Certain adverse U.S. federal income tax consequences could arise for U.S. holders" and "Tax Considerations" for additional information regarding possible adverse tax treatment of dividend payments and the section entitled "Dividend Policy" for additional information regarding dividend payments generally.

OUR CREDIT FACILITY

In connection with this offering, we expect to enter into a $401 million secured credit facility with The Royal Bank of Scotland that is expected to have a term of ten years, with no principal amortization for the first five years. The credit facility is expected to consist of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility.

We intend to borrow the entire amount available under the term loan upon the completion of this offering to fund a portion of the purchase price for the seven vessels that we are acquiring from OSG. Subject to the satisfaction of a number of conditions, we will be permitted to borrow up to the full amount of the vessel acquisition facility and up to the full amount of the working capital facility for a period of five years from the closing of the credit facility. Commencing on the fifth anniversary of the closing of the credit facility, the term loan will become repayable in quarterly installments over a five year period and the committed amounts of the vessel acquisition facility and the working capital facility will be reduced quarterly over a five year period (with any excess borrowings becoming repayable at the time of reduction).

Borrowings under the term loan and the working capital facility will bear interest at an annual rate of LIBOR, which as of September 21, 2005 was 3.9%, plus a margin of 0.70%. Borrowings under the vessel acquisition facility will bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we expect to enter into one or more interest rate swaps on or shortly after the completion of this offering pursuant to which we will fix the interest rate on the full amount of our term loan, which will be our only outstanding indebtedness upon the completion of this offering. As of September 21, 2005, we could have fixed the interest on the full amount of our term loan through a swap arrangement at an effective rate of 5.2% per annum.

The credit facility will be secured by mortgages on all of our vessels, assignments of earnings and insurances and pledges over our bank accounts. We will be the borrower under the credit facility, and each of our vessel owning subsidiaries will guarantee our obligations under the credit facility.

Please see the section of this prospectus entitled "Our Credit Facility" for additional information regarding our credit facility.

The Offering

Issuer	Double Hull Tankers, Inc., a newly incorporated Marshall Islands company.
Common stock offered to the public in this offering	20,000,000 shares
Common stock to be outstanding immediately after this offering	30,005,000 shares
Use of Proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $279.9 million. We intend to use all of these net proceeds, together with borrowings of $236 million under our credit facility (before estimated debt issuance costs of approximately $1.6 million) and 9,999,900 shares of our common stock, to acquire the seven vessels in our fleet from wholly owned subsidiaries of OSG.
Over-allotment option
The selling stockholder, OSG International, Inc., has granted the underwriters the right to purchase up to 3,000,000 shares of our common stock to cover over-allotments. We will not receive any of the proceeds from any exercise of the over-allotment option.
Proposed NYSE Symbol	"DHT"
Risk Factors	See "Risk Factors" beginning on page 11 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Summary Combined Financial and Other Data

We present below our summary combined financial and other data as of and for each of the periods indicated. You should read the information set forth below in conjunction with "Selected Combined Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical predecessor combined carve-out financial statements and notes thereto included elsewhere in this prospectus. The unaudited pro forma financial information presented below has been prepared as if we had completed this offering, acquired our initial fleet of seven vessels and entered into our charter arrangements and ship management agreements with OSG's subsidiaries and our financing arrangements with The Royal Bank of Scotland as of January 1, 2004. Such information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations or financial position for any future periods. Please see the section of this prospectus entitled "Unaudited Pro Forma Financial and Other Data" and, in particular the notes thereto, for a detailed explanation of the adjustments to our predecessor financial statements that were made to produce the pro forma information presented here.

	Year ended December 31,				Six months ended June 30,
				Pro forma December 31, 2004			Pro forma June 30, 2005
	2002	2003	2004		2004	2005

	(in thousands, except per share data, fleet data and average daily time charter equivalent rates)
Statement of operations data:
Time charter equivalent revenues	$31,347	$65,840	$135,966	$95,983	$57,961	$60,285	$49,101
Income from vessel operations	3,017	35,364	95,335	59,190	38,629	39,739	30,670
Net income (loss)	(4,763)	29,431	86,690	46,140	34,441	36,697	24,145
Pro forma net income per share—basic and diluted(1)	—	—	3.92	—	—	1.66	—
Balance sheet data (at end of period):
Total assets	372,783	376,193	388,518	—	—	366,989	349,240
Stockholders' equity	8,393	37,604	124,798	—	—	275,168	113,240
Cash flow data:
Net cash provided by operating activities	5,335	41,273	87,988	—	41,442	59,235	—
Fleet data:
Number of tankers owned (at end of period)	5	6	7	7	7	7	7
Revenue days(2)	1,780	1,887	2,451	2,451	1,219	1,236	1,236
Average daily time charter equivalent rate(3):
VLCCs	18,679	41,786	77,422	53,289	66,499	64,645	53,468
Aframaxes	16,005	25,463	38,831	28,448	32,426	36,420	29,029

(1)
Pro forma earnings per share give effect to our issuance of 22,097,186 shares at an assumed initial public offering price of $15 per share (representing the midpoint of the price range set forth on the cover of this prospectus), which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund our payment of a $316.7 million deemed distribution to OSG, which represents the excess of the estimated $664.3 million purchase price of our seven vessels over their historical book value at June 30, 2005.

(2)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us less days on which a vessel is off hire. Off hire days are days a vessel is unable to perform the services for which it is required under a time charter. Off hire days include days spent undergoing repairs and drydockings, whether or not scheduled.

(3)
Average daily time charter equivalent rates, or TCE rates, are a standard industry measure of daily revenue performance. We calculate TCE rates by dividing our time charter equivalent revenues in a period by the number of revenue days in the period. Time charter equivalent revenues represent shipping revenues less voyage expenses. Voyage expenses consist of cost of bunkers (fuel), port and canal charges and brokerage commissions.

Our principal executive offices are located at 26 New Street, St. Helier, Jersey JE23RA, the Channel Islands. Our telephone number is +44 (0) 1534 639759.

ENFORCEABILITY OF CIVIL LIABILITIES

Double Hull Tankers, Inc. is a Marshall Islands company and our principal executive offices are located outside the United States in Jersey, the Channel Islands. A majority of our directors and officers and certain of the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and certain of our experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, it is uncertain whether the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

INDUSTRY AND MARKET DATA

Maritime Strategies International Ltd., or MSI, an independent consulting company, has provided us with statistical data regarding the tanker industry that we use in the discussion of the tanker industry contained in the section of this prospectus entitled "The International Tanker Industry." MSI has advised us that the statistical information contained herein is drawn from its database and a number of industry sources. MSI's methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all of the actual transactions occurring in the market. MSI's data compilation is subject to limited audit and validation procedures by MSI, and neither we nor any of our affiliates have independently verified this data. We believe that the information and data supplied by MSI is accurate in all material respects and we have relied upon such information for purposes of this prospectus. In addition, MSI has confirmed to us, and we believe that this information is a general, accurate description of the international tanker industry.

Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this prospectus before making an investment in our common stock. Some of the following risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our shares. If any of the circumstances or events described below actually arise or occur, our business, results of operations, financial condition and cash available for dividends could be materially adversely affected. In any such case, the market price of our common stock could decline, and you could lose all or part of your investment.

RISKS RELATING TO OUR COMPANY

We cannot assure you that we will pay any dividends.

We intend to pay dividends on a quarterly basis commencing in February 2006 in amounts determined by our board of directors. We expect our dividends will be substantially equal to the available cash from our operations during the previous quarter, less cash expenses and any reserves established by our board of directors. We expect that most of such expenses will initially be fixed and will consist primarily of technical management fees payable under our ship management agreements, directors' fees, salaries and benefits of our executive officers, payments of insurance premiums, vessel taxes, payments of interest on $236 million of floating rate indebtedness that will be outstanding under our credit facility, which we expect to swap for fixed rates on or shortly after the completion of this offering, payments of commitment fees and other financing costs under our credit facility, and other general and administrative expenses. There can be no assurance that we will not have other cash expenses or liabilities, including extraordinary expenses, which could include the costs of claims and related litigation expenses. There can be no assurance that the amounts currently anticipated or assumed (in the case of interest rates) for any of the items set forth above will not increase, that we will not have to fund any required capital expenditures for our vessels or that we will not be subject to other circumstances that reduce or eliminate the amount of cash that we have available for the payment of dividends. In addition, we may acquire additional vessels, which may not benefit from the same chartering and management arrangements that we have for our initial fleet of seven vessels. Although our board does not currently anticipate establishing any reserves, there can be no assurance that our board of directors will determine not to establish reserves or otherwise change our dividend policy.

The amounts of future dividends set forth under "Prospectus Summary" and "Dividend Policy" represent only estimates of future dividends based on our charter contracts, ship management agreements, estimates of our other expenses and the other matters and assumptions set forth therein and assume that none of our expenses will increase during the periods presented in the table. The timing and amount of future dividends, if any, could be affected by various factors, including our earnings, financial condition and anticipated cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, including insurance premiums, a change in our dividend policy, increased borrowings, future issuances of securities or the other risks described in this section of the prospectus, many of which will be beyond our control. In addition, the declaration of dividends is subject at all times to the discretion of our board of directors. As a result, the amount of dividends actually paid may vary from the amounts currently estimated and such variations may be material. Also, these factors could result in a high degree of variability from period to period in the amount of cash that we have available for the payment of dividends.

Our ability to pay dividends is limited by our credit facility.

In connection with this offering, we intend to enter into a $401 million secured credit facility with The Royal Bank of Scotland that is expected to consist of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. Our credit facility provides that we may not pay dividends if the charter-free market value of our vessels that secure the credit facility is less than 135% of our borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Please see the section of this prospectus entitled "Our Credit Facility." Our ability to declare and pay dividends will therefore depend on whether we are in compliance with our credit facility, the market value of our vessels and the value of our swap agreements. Because we do not expect to be required, and do not expect to make, any principal payments during the first five years of the credit facility, the difference between the market value of our vessels and the outstanding borrowings under our credit facility may decrease over time, as vessels generally decrease in value as they age. Therefore, our ability to comply with our financial ratio covenants and to make dividend payments under our credit facility may decrease as the facility approaches its fifth anniversary. In addition, following the fifth anniversary of the credit facility, we will be required to make principal repayments of approximately $6 million per quarter on the term loan until its final maturity in 2015, when a final payment of approximately $121 million will be due. We will also be required to begin making principal repayments of our indebtedness, if any, that may then be outstanding under the vessel acquisition facility and the working capital facility. Therefore, unless we are able to refinance borrowings under our credit facility with new indebtedness that has a later maturity date, following the fifth anniversary of the credit facility, the amount of cash that we will have available to pay as dividends in any period will be decreased by the amount of any principal repayments that we are required to make.

We cannot assure you that we will be able to borrow amounts under our credit facility, and restrictive covenants in our credit facility may impose financial and other restrictions on us.

We expect our credit facility with The Royal Bank of Scotland to include a $150 million vessel acquisition facility and a $15 million working capital facility. We may borrow amounts under the acquisition facility from time to time in connection with future vessel acquisitions and, if necessary, borrow amounts under the working capital facility to fund our liquidity needs. Our ability to borrow amounts under these facilities will be subject to the execution of customary documentation, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Our ability to borrow amounts under the vessel acquisition facility will also be subject to, among other things, all of our borrowings under the credit facility not exceeding 65% of the charter-free market value of the vessels that secure our obligations under the credit facility, calculated as though we had completed the subject transaction. Our ability to borrow under the vessel acquisition facility, in each case, will be subject to the vessel's age, size and hull type meeting certain criteria and our lender's approval of the vessel acquisition. Our lender's approval of the vessel acquisition will be based on the lender's satisfaction of the vessel's ability to generate earnings that are sufficient to fund related principal payments as they become due and our ability to raise additional capital through equity issuances in amounts acceptable to our lender. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount of the vessel acquisition facility without obtaining a waiver or consent from the lender.

The credit facility will impose additional operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

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pay dividends if the charter-free market value of our vessels that secure our obligations under the credit facility is less than 135% of our borrowings under the credit facility plus the notional or actual cost of terminating any interest rates swaps to which we are a party, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. As of September 20, 2005, the charter-free market values of our vessels were appraised as follows: the Overseas Ann and the Overseas Chris at $127.5 million, the Regal Unity at $110 million, the Overseas Cathy and the Overseas Sophie at $65 million and the Rebecca and the Ania at $52 million, or, in the aggregate, approximately 254% of the borrowings under our credit facility that we expect to be outstanding upon the completion of this offering;

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incur additional indebtedness, including through the issuance of guarantees;

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change the management of our vessels without the prior consent of the lender;

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permit liens on our assets;

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sell our vessels;

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merge or consolidate with, or transfer all or substantially all our assets to, another person;

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enter into certain types of charters; and

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enter into a new line of business.

Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender's interests may be different from ours and we cannot guarantee that we will be able to obtain our lender's permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

We cannot assure you that we will be able to refinance any indebtedness incurred under our credit facility.

We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain new debt financing. In addition, our charters include provisions that will generally require us to use our best efforts to (i) negotiate security provisions with future lenders that would allow the charterers to continue their use of our vessels so long as they comply with their charters, regardless of any default by us under the loan agreement or the charters and (ii) arrange for future lenders to allow the charterers to purchase their loans and any related security at par if we default on our obligations under our charters or their loans. These provisions may make it more difficult for us to obtain acceptable financing in the future, increase the costs of any such financing to us or increase the time that it takes to refinance our indebtedness. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of our indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy our debt service obligations with our cash flow from operations, we may have to sell our assets. If we are unable to meet our debt obligations for any reason, our lenders could declare their debt, together with accrued interest and fees, to be immediately due and payable and foreclose on vessels in our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Our ability to pay dividends is limited by Marshall Islands law.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. For purposes of accounting for the purchase of our vessels, we will be deemed to be under common control with OSG at the time of this offering. We will therefore treat the excess of the purchase price received by OSG for our vessels over $347.6 million (our carryover basis in the vessels at June 30, 2005) as a deemed distribution to OSG, which will reduce our surplus account by a corresponding amount. This accounting treatment, which would not apply to a third party purchaser of the vessels, may adversely affect our ability to pay dividends, as compared to a third party purchaser, by reducing the surplus from which we may pay dividends.

We are highly dependent on the charterers and OSG.

All of our vessels are chartered to wholly owned subsidiaries of OSG, which we refer to collectively as the charterers. The charterers' payments to us under the charters are our sole source of revenue. OSG has guaranteed the payment of charter hire by the charterers. We are highly dependent on the performance by the charterers of their obligation under the charters. Any failure by the charterers or OSG, as the guarantor of charter hire payments, to perform their obligations would materially and adversely affect our business, financial position and cash available for the payment of dividends. Our stockholders do not have any direct recourse against the charterers or OSG.

We may have difficulty managing our planned growth.

We intend to grow our fleet by acquiring additional vessels in the future. Our future growth will primarily depend on:

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locating and acquiring suitable vessels;

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identifying and consummating acquisitions or joint ventures;

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adequately employing any acquired vessels;

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managing our expansion; and

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obtaining required financing on acceptable terms so that the acquisition is accretive to earnings and dividends per share.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. Although we generally would expect to employ any acquired vessels under the same chartering and management arrangements that we have negotiated with OSG and its subsidiaries for the seven vessels that we will acquire in connection with this offering, neither OSG nor any of its subsidiaries is obligated to charter or manage any vessels that we acquire. We cannot give any assurance that we will be successful in executing our growth plans, that we will be able to employ acquired vessels under charters or ship management agreements with similar or better terms than those we have obtained from OSG and its subsidiaries or that we will not incur significant expenses and losses in connection with our future growth.

Our dividend policy is subject to change at the discretion of our board of directors.

We currently intend to distribute all of our available cash from our operations, less cash expenses, to our stockholders in the form of dividends. Currently, we do not anticipate that our board will establish any reserves. However, our dividend policy is subject to change at any time at the discretion of our board and our board may elect to change our dividend policy by establishing a reserve for, among other things, the repayment of our credit facility or to help fund the acquisition of a vessel. It is likely that our board would establish a reserve to repay indebtedness if, as the maturity of our credit facility approaches in 2015, it becomes clear that refinancing terms, or the terms of a vessel sale, are unacceptable or inadequate. If our board were to establish such a reserve, the amount of cash available for dividend payments would decrease by the amount of the reserve.

Agreements between us and OSG and its affiliates may be less favorable than agreements that we could obtain from unaffiliated third parties.

The memoranda of agreement, the charters, the ship management agreements and the other contractual agreements we have with OSG and its affiliates were made in the context of an affiliated relationship and were negotiated in the overall context of the public offering of our shares, the purchase of our vessels and other related transactions. Because we were a wholly owned subsidiary of OSG prior to the completion of this offering, the negotiation of the memoranda of agreement, the charters, the ship management agreements and our other contractual arrangements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm's length negotiations with unaffiliated third parties for similar services.

Our charters begin to expire in 2010 unless extended at the option of the charterers, and we may not be able to re-charter our vessels profitably.

Four of our charters expire approximately six years after the date of delivery of the chartered vessel to us and three expire approximately five years following such date, unless in each case extended at the option of the applicable charterer for additional one-, two- or three-year periods. The charterers have the sole discretion to exercise those options. We cannot predict whether the charterers will exercise any of their extension options under one or more of the charters. The charterers will not owe any fiduciary or other duty to us or our stockholders in deciding whether to exercise the extension options, and the charterers' decisions may be contrary to our interests or those of our stockholders.

We cannot predict at this time any of the factors that the charterers will consider in deciding whether to exercise any of their extension options under the charters. It is likely, however, that the charterers would consider a variety of factors, which may include the age and specifications of the chartered vessel, whether the vessel is surplus or suitable to the charterer's requirements and whether more competitive charter hire rates are available to the charterers in the open market at that time.

If the charterers decide not to extend our current charters, we may not be able to re-charter our vessels with terms similar to the terms of our charters. We may also employ the vessels on the spot charter market, which is subject to greater rate volatility than the long-term time charter market in which we operate. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, the amounts that we have available, if any, to pay distributions to our stockholders may be significantly reduced or eliminated.

If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel's class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the charter. The shipbrokers panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. If a charterer were to renew a charter, the renewal charter rate could be lower than the charter rate in existence prior to the renewal. Furthermore, if our charters were to be renewed, we would not be able to take full advantage of more favorable spot market rates, should they exist at the time of renewal. As a result, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced.

Our vessels, which currently operate in pools, may cease operating in those pools.

Our three VLCCs currently participate in the Tankers International Pool, which consists of OSG and eight other tanker companies, and our four Aframax tankers currently participate in the Aframax International Pool, which has seven members, including OSG. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel's earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. The charterers currently operate our VLCCs in the Tankers International Pool and our Aframaxes in the Aframax International Pool. Under our charters, we are entitled to share in the revenues that the charterers realize from operating our vessels in these pools in excess of the basic hire paid to us. Pooling arrangements are intended to maximize tanker utilization. Although OSG has indicated that it intends to keep all of our vessels in the pooling arrangements they are currently in, we cannot assure you that OSG will continue to use pooling arrangements for our vessels or any of the vessels it manages. Further, because OSG voluntarily participates in the pools, we cannot predict whether the pools our vessels participate in will continue to exist in the future. If for any reason our vessels cease to participate in a pooling arrangement, their utilization rates could fall and the amount of additional hire paid could decrease, either of which could have an adverse affect on our results of operations and our ability to pay dividends.

If Tanker Management opts to terminate any or all of our management agreements upon 90 days notice beginning in October 2007, our operating expenses could materially increase.

Under our ship management agreements, Tanker Management, a wholly owned subsidiary of OSG, is responsible for all of the technical and operational management of our vessels and receives a technical management fee for its services. Each ship management agreement with Tanker Management is coterminous with the charter for the same vessel, but is cancelable by Tanker Management for any reason upon 90 days notice following the second anniversary of the agreement. In addition, we may terminate the ship management agreements for any reason at any time upon 90 days advance notice. Each charterer has the right to approve any replacement manager that we select; however, the approval may not be unreasonably withheld. In addition, each charterer has the right to cause us to change the manager of its vessel under certain circumstances if it is dissatisfied with the manager's performance. In the event the ship management agreements are terminated in two years by Tanker Management or sooner by us, we cannot assure you that we would be able to obtain similar fixed rate terms from another manager. In addition, if we terminate the ship management agreements, we may be required to pay drydocking expenses that have been incurred by Tanker Management, which could be substantial, to the extent those expenses have not been recouped through the drydock component of the technical management fee. If we incur greater expenses under replacement management agreements or due to the termination of our ship management agreements, the amounts that we have available, if any, to pay distributions to our stockholders could be significantly reduced or eliminated.

Because we are a newly formed company with no separate operating history, our historical financial and operating data may not be representative of our future results.

We are a newly incorporated company with no individual operating history. Four of the vessels we will purchase from OSG were delivered to OSG between 2001 and 2004, one was delivered in 1997 and the remaining two were delivered in 1994. The historical predecessor combined carve-out financial statements included in this prospectus have been prepared on a carve-out basis and reflect the historical business activities of OSG relating to our vessels. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long-term charters, ship management agreements and our financing arrangements and in any event are not a meaningful representation of our future results of operations. Our unaudited pro forma financial information has been prepared as if we had completed this offering, acquired our initial fleet of seven vessels and entered into our current charter arrangements, ship management agreements and financing arrangements as of January 1, 2004. Such information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations or financial position for any future periods. There will likely be variations between our future operating results and our pro forma financial information and such variations may be material.

We do not intend to perform underwater inspections of our vessels.

Although we have performed physical inspections of the vessels, we do not intend to perform any underwater inspections either prior to or after their delivery. As a result, we will not be aware of any damage to the vessel that may exist at the time of delivery and which could only be discovered through an underwater inspection. We have agreed to purchase the vessels on an "as is" basis, subject to OSG being responsible for any class condition or recommendation that is found to have existed prior to delivery of the vessels. However, if any damage is found, it may be difficult to prove that such damage existed prior to delivery of the vessel, in which case we could incur substantial costs both to repair the damage and in seeking reimbursement for such costs.

OSG's other business activities may create conflicts of interest.

Under our charter arrangements with OSG, we are entitled to receive variable additional hire in amounts based on whether a vessel is part of a pooling arrangement, is subchartered by the charterer under a time charter or is used on the spot market. OSG currently operates, and we expect the charterers to continue to operate, our VLCCs in the Tankers International Pool and our Aframaxes in the Aframax International Pool. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool's earnings to vessel owners based on attributes of the vessels they contributed, rather than amounts actually earned by those vessels. For these reasons, it is unlikely that a conflict of interest will arise between us and OSG while our vessels are operated in a pool. However, if OSG withdraws from a pool or our vessels cease operating in a pool for any other reasons, chartering decisions will effectively be made by OSG. Although our time charter arrangements expressly prohibit OSG from giving preferential treatment to any of the other vessels owned, managed by or under the control of OSG or its affiliates when subchartering any of our vessels, conflicts of interest may arise between us and OSG in the allocation of chartering opportunities that could reduce our additional hire, particularly if our vessels are subchartered by OSG in the time charter market outside of a pool.

We are leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We intend to enter into a $401 million secured credit facility under which we will initially borrow approximately $236 million under a term loan to finance a portion of the cash purchase price for our vessels. In addition, we will have available to us under the same facility a $15 million working capital line of credit and a $150 million vessel acquisition line of credit. We will be required to apply a substantial portion of our cash flow from operations to the payment of interest on borrowings under the facility. Our credit facility, which will be secured by, among other things, mortgages over all of our vessels, assignments of earnings and insurances and pledges over our bank accounts, is expected to require that we comply with various operating covenants and maintain certain financial ratios, including that the charter-free market value of our vessels that secure the credit facility be no less than 120% of our borrowings plus the actual or notional cost of terminating any swap agreements that we enter in order for us to satisfy collateral maintenance requirements and that the charter-free market value of our vessels that secure the credit facility be no less than 135% of our borrowings plus the actual or notional cost of terminating any swap agreement that we enter in order for us to pay dividends. We will pay a floating rate of interest under our credit facility. We intend to use one or more interest rate swaps that we will enter on or shortly after the completion of this offering to manage our interest rate exposure on the term loan, which could result in our losing the benefit of lower interest costs if interest rates decline.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our charters will be made to our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. Our ability or the ability of our subsidiaries to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends.

Certain adverse U.S. federal income tax consequences could arise for U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In particular, U.S. holders who are individuals would not be eligible for the 15% tax rate on qualified dividends.

Based on our operations and representations made by OSG, including representations that certain terms of the ship management agreements and the charters with OSG's subsidiaries are consistent with normal commercial practice, our tax counsel believes that it is more likely than not that we are not currently a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our tax counsel believes that it is more likely than not that our income from our time chartering activities does not constitute "passive income," and that the assets we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our current and projected future operations. In addition, tax counsel's opinion is based on representations of OSG that have not been reviewed by the U.S. Internal Revenue Service, or IRS. Accordingly, no assurance can be given that the IRS or a court of law will accept our tax counsel's position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Internal Revenue Code of 1986, as amended, or the Code, such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock. The 15% maximum tax rate for individuals would not be available for this calculation. See "Tax Considerations—United States Federal Income Taxation of Our Company" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a "comprehensive income tax system" paid to U.S. individuals would not be eligible for the 15% tax rate. Although the term "comprehensive income tax system" is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Our operating income could fail to qualify for an exemption from U.S. federal income taxation, which will reduce our cash flow.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder in August of 2003.

Both before and after this offering, we expect that we will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to U.S. federal income tax on our U.S. source income. For example, if stockholders with a 5% or greater interest in our stock, including OSG, were to collectively own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year, we might not be able to qualify for exemption under Code Section 883. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status after the offering.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to a 4% United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

We may be subject to taxation in the United Kingdom, which could have a material adverse affect on our results of operations.

If we were considered to be a resident of the United Kingdom or to have a permanent establishment in the United Kingdom, all or a part of our profits could be subject to UK corporate tax, which currently has a maximum rate of 30%. We intend to operate in a manner so that we do not have a permanent establishment in the United Kingdom and so that we are not resident in the United Kingdom, including by locating our principal place of business outside the United Kingdom, requiring our executive officers to be outside of the United Kingdom when making any material decision regarding our business or affairs and by holding all of our board meetings outside of the United Kingdom. However, because certain of our executive officers and directors reside in the United Kingdom, and because UK statutory and case law fail to definitively identify the activities that constitute a trade being carried on in the United Kingdom through a permanent establishment, the UK taxing authorities may contend that we are subject to UK corporate tax. If the UK taxing authorities made such a contention, we could incur substantial legal costs defending our position, and, if we were unsuccessful in our defense, our results of operations would be materially adversely affected.

RISKS RELATING TO OUR INDUSTRY

Vessel values and charter rates have recently been at or near historically high levels, and significant decreases in values or rates could adversely affect our financial condition and results of operations.

The tanker industry historically has been highly cyclical and both charter rates and vessel values have recently reached historical peaks. If the tanker industry is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market at that time. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. Currently, vessel values are at or near historically high levels while charter rates have receded from their historical peaks in the fourth quarter of 2004. There can be no assurance that vessel values will not decline from current levels or that charter rates will be sufficient to provide us with additional hire payments.

The highly cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values, which may adversely affect our earnings.

Factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable and may adversely affect the values of our vessels and result in significant fluctuations in the amount of additional hire we earn, which could result in significant fluctuations in our quarterly results. The factors that influence the demand for tanker capacity include:

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demand for oil and oil products, which affect the need for tanker capacity;

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global and regional economic and political conditions which among other things, could impact the supply of oil as well as trading patterns and the demand for various types of vessels;

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changes in the production of crude oil, particularly by OPEC and other key producers, which impact the need for tanker capacity;

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developments in international trade;

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changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

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environmental concerns and regulations;

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weather; and

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competition from alternative sources of energy.

The factors that influence the supply of tanker capacity include:

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the number of newbuilding deliveries;

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the scrapping rate of older vessels;

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the number of vessels that are out of service; and

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environmental and maritime regulations.

An oversupply of new vessels may adversely affect charter rates and vessel values.

If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book for the next five years equaled 26.3% of the existing world tanker fleet as of July 1, 2005 and we cannot assure you that the order book will not increase further in proportion to the existing fleet. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline and the value of our vessels could be adversely affected.

The amount of additional hire that we receive under our charter arrangements, if any, will generally depend on prevailing spot market rates, which are volatile.

Our initial fleet of seven vessels will be operated under time charters with the charterers, and additional hire will be paid to us pursuant to a charter framework agreement entered among us and OIN and each of our and its subsidiaries. We will receive a fixed minimum daily basic charter rate and may receive additional hire under these charter arrangements. Additional hire, if any, will be paid quarterly in arrears. The amount of additional hire is subject to variation depending on the charter hire received by the charterers through their pooling arrangements, or if a vessel is not operated in a pool, charter rates in the time charter or spot charter markets, each of which is highly dependent on general tanker market conditions. We cannot assure you that we will receive additional hire for any quarter.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

Additional terrorist attacks like those in New York on September 11, 2001 and in London on July 7, 2005, the outbreak of war or the existence of international hostilities could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and adversely affect our ability to re-charter our vessels on the expiration or termination of the charters and the charter rates payable under any renewal or replacement charters. We conduct our operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock.

From time to time, vessels in our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Libya, Syria and Iran. From January 2003 through June 2005, vessels in our fleet have, while operating in pools, made 12 calls to ports in Libya, Syria and Iran out of a total of 282 calls on worldwide ports. Libya currently is not subject to economic sanctions imposed by the U.S. government, but continues to be identified as a state sponsor of terrorism. Syria and Iran continue to be subject to sanctions and embargoes imposed by the U.S. government and are identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock.

The value of our vessels, which are at or near historically high levels, may be depressed at a time and in the event that we sell a vessel.

Tanker values have generally experienced high volatility and values are currently at or near historically high levels. Investors can expect the fair market value of our tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, although four of our seven tankers were built in 2001 or more recently, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the time of any vessel sale. If for any reason we sell a tanker at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss on the sale and a reduction in earnings and surplus, which could reduce our ability to pay dividends.

Vessel values may be depressed at a time when we are required to make a repayment under our credit facility, or when our credit facility matures, which could adversely affect our liquidity and our ability to refinance our credit facility.

In the event of the sale or loss of a vessel, our credit facility requires us to prepay the facility in an amount proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels before such sale or loss. If vessel values are depressed at such a time, our liquidity could be adversely affected as the amount that we are required to repay could be greater than the proceeds we receive from a sale. In addition, declining tanker values could adversely affect our ability to refinance our credit facility at its maturity in 2015, as the amount that a new lender would be willing to lend on the same terms may be less than the amount we owe under the expiring facility.

We operate in the highly competitive international tanker market which could affect our financial position if the charterers do not renew our charters.

The operation of tankers and transportation of crude oil and petroleum products are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies, as well as independent tanker companies, some of whom have substantially larger fleets and substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our charters with the charterers, our exposure to this competition is limited because of the predominantly fixed rate nature of our time charters. In the event that the charterers do not renew the charters when they expire (beginning in 2010) or terminate the charters for any reason, we will have to compete with other tanker owners, including major oil companies and independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources may be able to offer better prices than us, which could result in our achieving lower revenues from our vessels.

Compliance with environmental laws or regulations may adversely affect our business.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration. Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in carrying capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990, or OPA, affects all vessel owners shipping oil or hazardous material to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

OPA provides for the scheduled phase-out of all non double-hull tankers that carry oil in bulk in U.S. waters. The International Maritime Organization, or IMO, and the European Union also have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters. These regulations will reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of ships trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels. As a result, single-hull vessels are likely to be chartered less frequently and at lower rates. Although all of the tankers we have agreed to acquire are double-hulled, we cannot assure you that these regulatory programs will not apply to vessels acquired by us in the future.

In addition, in complying with OPA, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become more strict in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. As a result of accidents such as the November 2002 oil spill from the Prestige, a 26 year old single-hull tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

The shipping industry has inherent operational risks, which could impair the ability of the charterers to make payments to us.

Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy, environmental accidents and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events could impair the ability of the charterers to make payments to us under our charters.

Our insurance coverage may be insufficient to make us whole in the event of a casualty or other catastrophic event, or fail to cover all of the inherent operational risks associated with the tanker industry.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the ship management agreements, Tanker Management will be responsible for arranging insurance for our fleet against those risks that we believe the shipping industry commonly insures against, and we will be responsible for the premium payments on such insurance. This insurance includes marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurance, and war risk insurance. Tanker Management will also be responsible for arranging loss of hire insurance in respect of each of our vessels, and we will be responsible for the premium payments on such insurance. We expect this insurance will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days) per incident, following any loss under our hull and machinery policy. We will not be reimbursed under the loss of hire insurance policies, on a per incident basis, for the first 21 days of off hire in the case of our VLCCs and for the first 14 days in the case of our Aframaxes. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. If insurance premiums increase, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition. In addition, the loss of a vessel would adversely affect our cash flows and results of operations.

Maritime claimants could arrest our tankers, which could interrupt the charterers' or our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the charterers' or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

RISKS RELATING TO OUR COMMON STOCK

There may not be an active market for our common stock, which may cause our common stock to trade at a discount and make it difficult to sell the common stock you purchase.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that the price of our shares in the public market will reflect actual financial performance. In particular, the price of our common stock after this offering may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry; mergers and strategic alliances in the tanker industry; market conditions in the tanker industry; changes in government regulation; shortfalls in our operating results from levels forecast by securities analysts; announcements concerning us or our competitors and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile.

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market after this offering, including sales of shares by our large stockholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate.

Immediately after the closing of this offering, OSG International, Inc., or OIN, a subsidiary of OSG, will beneficially own approximately 33% of our outstanding common stock, assuming that the underwriters do not exercise their over-allotment option. OIN will not be able to offer, sell, contract to sell or otherwise dispose of or hedge any of these shares (other than pursuant to the underwriters' over-allotment option) without the consent of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus. The 180-day restricted period may be extended for up to 37 additional days under certain circumstances. After expiration of the restricted period, the number of shares of common stock that OIN may sell in unregistered sales will be subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 of the Securities Act of 1933.

In addition to the unregistered sales referred to above, pursuant to a registration rights agreement that we and OIN have entered, OIN will have the right to cause us to register the sale of shares of our common stock beneficially owned by it, subject to the same lock up provisions described above. If OIN were to sell a large number of its shares pursuant to a registered offering, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by OIN might occur could also adversely affect the market price of our common stock.

Following one year, all shares held by OIN and its affiliates could be sold into the public market pursuant to Rule 144 under the Securities Act, subject to certain volume limitations. You should read the discussion under the heading entitled "Shares Eligible for Future Sale" for further information concerning potential sales of our shares after this offering.

Following the offering, OSG will be able to influence us, including the outcome of stockholder votes.

OSG is expected to beneficially own approximately 33% of our outstanding common stock immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option. As a result of its ownership of our common stock, OSG may be able to influence our business, including the outcome of any vote of our stockholders.

You will incur immediate and substantial dilution.

We expect the initial public offering price per share of our common stock to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock, after adjustments for our acquisition of our vessels after the closing of this offering. As a result, investors purchasing common stock in this offering at an assumed public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) will incur immediate and substantial dilution in the net tangible book value of their common stock of approximately $11.23 per share. To the extent we raise additional capital by issuing equity securities in the future, you and our other stockholders may experience dilution and future investors may be granted rights superior to those of our current stockholders.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For a comparison of the provisions of the BCA relating to stockholders' rights to those of the Delaware

General Corporations Law, see page 103. However, there have been few judicial cases in the Marshall Islands interpreting the BCA, and the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. Therefore, the rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions that any particular United States court would reach or has reached. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Our bylaws restrict stockholders from bringing certain legal action against our officers and directors.

Our bylaws contain a broad waiver by our stockholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of stockholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

We have anti-takeover provisions in our bylaws that may discourage a change of control.

Our bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

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a classified board of directors with staggered three-year terms, elected without cumulative voting;

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directors only to be removed for cause and only with the affirmative vote of holders of at least a majority of the common stock issued and outstanding;

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings;

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a limited ability for stockholders to call special stockholder meetings; and

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our board of directors to determine the powers, preferences and rights of our preferred stock and to issue the preferred stock without stockholder approval.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many stockholders. As a result, stockholders may be limited in their ability to obtain a premium for their shares.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains assumptions, expectations, projections, intentions and beliefs about future events, in particular under the headings "Prospectus Summary," "Dividend Policy," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as "forward-looking statements." We may also from time to time make forward-looking statements in our periodic reports that we will file with the United States Securities and Exchange Commission, or the SEC, other information sent to our security holders, and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled "Risk Factors."

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

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future payments of dividends and the availability of cash for payment of dividends;

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future operating or financial results, including with respect to the amount of basic hire and additional hire that we may receive;

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statements about future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

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statements about tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

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expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels' useful lives;

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expectations about the availability of insurance on commercially reasonable terms;

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our ability to repay our credit facility, to obtain additional financing and to obtain replacement charters for our vessels;

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assumptions regarding interest rates;

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changes in production of or demand for oil and petroleum products, either globally or in particular regions;

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greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels;

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changes in trading patterns for particular commodities significantly impacting overall tonnage requirements;

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change in the rate of growth of the world and various regional economies;

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risks incident to vessel operation, including discharge of pollutants; and

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unanticipated changes in laws and regulations.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Use of Proceeds

We estimate, based on the midpoint of the price range set forth on the cover of this prospectus, that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $279.9 million. We intend to use all of these net proceeds, together with borrowings of $236 million under our credit facility (before estimated debt issuance costs of approximately $1.6 million) and 9,999,900 shares of our common stock that we will issue to the selling stockholder, to acquire the seven vessels in our fleet from wholly owned subsidiaries of OSG. We will acquire the following vessels from the following subsidiaries of OSG:

Subsidiary	Vessel

1320 Tanker Corporation	Overseas Ann
1321 Tanker Corporation	Overseas Chris
Regency Tankers Corporation	Regal Unity
Tenth Aframax Tanker Corporation	Overseas Cathy
Ninth Aframax Tanker Corporation	Overseas Sophie
Third Aframax Tanker Corporation	Rebecca
Sargasso Tanker Corporation	Ania

For a description of the vessels, please refer to "Business—Our Fleet."

We estimate, based on the midpoint of the price range set forth on the cover of this prospectus, that the aggregate purchase price for the vessels will be $664.3 million, of which $514.3 million will be in the form of cash and $150.0 million will be in the form of our common stock. However, the aggregate book value of the vessels that we record on our balance sheet as of the completion of this offering will be equal to OSG's historical aggregate book value in the vessels, or $347.6 million at June 30, 2005. We will treat the excess of the purchase price over the book value of the vessels ($316.7 million, assuming the midpoint of the price range set forth on the cover of this prospectus) as a deemed distribution to OSG.

We will not receive any of the proceeds from any exercise of the over-allotment option.

Dividend Policy

We intend to pay quarterly dividends to the holders of our common stock in February, May, August and November of each year, commencing February 2006, in amounts substantially equal to the available cash from our operations during the previous quarter less cash expenses and any reserves established by our board.

Our board of directors may review and amend our dividend policy from time to time in accordance with any future growth of our fleet or for other reasons. Although we do not currently have plans to purchase any specific vessels other than our initial fleet of seven vessels, we intend to grow our fleet by acquiring additional vessels in the future in a manner that is accretive to earnings and dividends per share. We expect to fund all or a portion of our future vessel acquisitions with borrowings under the $150 million vessel acquisition tranche of our credit facility. Upon acquiring an additional vessel or vessels, our board of directors may limit our dividends per share to the amount that we would have been able to pay if all or a portion of our acquisition related debt had been financed with equity. In such a case, (i) our available cash from operations would be increased by the amount of interest expense incurred on the debt deemed to have been financed with equity during the related period, and (ii) the number of shares outstanding would be increased by a number of shares that, if issued, would have generated net proceeds that would have been sufficient to repay the debt deemed to have been financed with equity as of the beginning of the related period (based on the market price of our common stock as of the determination date).

We expect to pay dividends commencing with an initial dividend in February 2006. We currently do not expect to have any cash expenses or other cash requirements other than:

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the technical management fees payable to Tanker Management under the ship management agreements, which equal an aggregate of $15.6 million for each of the first two years and increase 2.5% annually thereafter;

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insurance premiums estimated to be $2.4 million per year;

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vessel taxes estimated to be $88,000 per year;

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directors' fees, which we currently estimate to be $149,500 per year in the aggregate for all of our directors;

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the salaries and benefits of our executive officers, which we currently estimate to be $1.0 million per year in the aggregate for all of our executive officers;

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payment of interest on $236 million of indebtedness that will be outstanding under our credit facility upon completion of this offering, which we have assumed will have an effective rate of 5.2% per annum (which represents the rate that we could have fixed under a five year swap arrangement as of September 21, 2005);

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commitment fees and other financial costs under our credit facility estimated to be $619,000 per year (assuming no further drawdowns); and

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other general and administrative expenses, which are estimated to equal $1.0 million per year.

Based on the assumptions and the other matters set forth below and subject to the matters set forth under "Risk Factors," we estimate that the total amount of cash available for distribution (i) as an initial dividend (payable in February 2006) will be $0.25 per share and (ii) as our second dividend (payable in May 2006) will be $0.32 per share. The initial dividend will reflect the period between the commencement of our operations, which is assumed to be October 17, 2005, and December 31, 2005 and our second quarter dividend will reflect our first full quarter of operations. In addition, we estimate that the total amount of cash available for distribution as dividends in each of 2006 and 2007 will be $1.27 per share and $1.28 per share, respectively.

The foregoing dividend estimates do not give effect to the payment of any additional hire that we may receive under the profit sharing arrangements that are included in our charter arrangements and are based on the following assumptions:

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the basic hire is paid on our vessels and our vessels are on hire for 360 days per twelve month period;

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we have no cash expenses or liabilities other than those set forth immediately above;

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we do not purchase any additional vessels;

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we do not pay any income taxes or have to fund any required capital expenditures with respect to our vessels;

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no cash reserves are established by our board of directors;

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we are in compliance with the terms of our credit facility, which prohibits us from paying dividends if the charter-free market value of our vessels is less than 135% of our borrowings plus the actual or notional cost of terminating any interest rate swap that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

–>
we are able to fix the interest rate on the $236 million that we expect to be outstanding at the completion of this offering at a rate of 5.2% per annum;

–>
30,005,000 shares of our common stock are outstanding at the time we make a dividend payment and no additional stock offerings or other capital raising transactions are made by us; and

–>
we purchase all seven vessels simultaneously with the closing of this offering and our charters commence on October 17, 2005.

The timing and amount of dividend payments will be determined by our board of directors and will depend on, among other things, our cash earnings, financial condition, cash requirements and the provisions of Marshall Islands law affecting the payment of dividends and other factors. Other than (i) the technical management fees payable under our ship management agreements, which after two years are cancelable by Tanker Management upon 90 days notice, (ii) interest that will be payable on the $236 million of floating rate indebtedness that will be outstanding under our credit facility upon completion of this offering, which we expect to swap for a fixed rate, (iii) commitment fees under our credit facility (for so long as we do not make any further borrowings under the vessel acquisition facility or working capital facility), (iv) compensation paid to our executive officers, which is fixed during the terms of the their employment agreements, and (v) our directors' fees, none of our fees or expenses are fixed.

We cannot assure you that our future dividends will in fact be equal to the amounts set forth above or elsewhere in this prospectus. The amount of future dividends set forth above represents only an estimate of future dividends based on our charters, ship management agreements, employment agreements, current directors' fees and an estimate of our other expenses and assumes that we do not make any vessel acquisitions. The amount of future dividends, if any, could be affected by various factors, including our cash earnings, financial condition and cash requirements, the loss of a vessel, the acquisition of one or more vessels, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, our ability to comply with the terms of our credit facility, a change in our dividend policy, additional borrowings or future issuances of securities, many of which will be beyond our control. As a result, the amount of dividends actually paid, if any, may vary from the amounts currently estimated and such variations may be material. See the section of this prospectus captioned "Risk Factors" for a discussion of the risks associated with our ability to pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We do not expect to pay any income taxes in the Marshall Islands. We also do not expect to pay any income taxes in the United States. See "Tax Considerations."

Capitalization

The following table sets forth, as of June 30, 2005, our historical capitalization and our as adjusted capitalization, which is adjusted to give effect to (i) the issuance of 20,000,000 shares of our common stock pursuant to this offering, (ii) the incurrence of $236 million of debt under our credit facility, (iii) the purchase of our seven tankers from subsidiaries of OSG for an estimated aggregate purchase price of approximately $664.3 million, including the issuance of 9,999,900 shares of our common stock to a subsidiary of OSG to pay a portion of the purchase price of our vessels, and (iv) the payment of a deemed dividend to OSG estimated to be $316.7 million, which represents the excess of the estimated $664.3 million purchase price of the seven vessels over their historical book value of approximately $347.6 million at June 30, 2005. The estimated purchase price and deemed dividend are based on an assumed public offering price of $15.00 per share, representing the midpoint of the price range set forth on the cover page of this prospectus. Other than these adjustments, there have been no significant changes in our capitalization since June 30, 2005.

The information presented below should be read in conjunction with the section of this prospectus entitled "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and our predecessor combined carve-out financial statements together with the notes thereto included in this prospectus.

	As of June 30, 2005
	Historical	As Adjusted(1)

	(in thousands)
Cash	$—	$—

Current installments of long-term debt	$5,200	$—
Long-term debt	81,800	236,000
Common stock, $0.01 par value, 100,000,000 shares authorized, 30,005,000 shares issued and outstanding, as adjusted	700	300
Preferred stock, $0.01 per value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Paid-in additional capital	114,320	112,940
Retained earnings	162,096	—
Accumulated other comprehensive income (loss)	(1,948)	—

Total stockholders' equity	275,168	113,240

Total capitalization	$362,168	$349,240

(1)
The as adjusted amounts assume: (i) borrowings of $236 million under our credit facility to pay a portion of the cash purchase price for our vessels and (ii) the issuance of 9,999,900 shares of our common stock pursuant to this offering, including 9,999,900 shares of our common stock to a subsidiary of OSG to pay a portion of the purchase price of our vessels. The adjusted stockholders' equity amount also includes: (i) an adjustment of approximately $20.1 million of estimated fees and expenses related to this offering and (ii) an adjustment to reduce paid-in additional capital for a deemed dividend to OSG of approximately $316.7 million representing the excess of the $664.3 million purchase price of the seven vessels over their historical book value of approximately $347.6 million at June 30, 2005. For accounting purposes, this excess has been recorded as a reduction of stockholders' equity and represents a deemed distribution to OSG.

Dilution

After giving effect to the sale of 20,000,000 shares of common stock that we are offering at $15.00 per share (representing the midpoint of the price range set forth on the cover page of this prospectus) and the issuance of 9,999,900 shares of our common stock to a subsidiary of OSG to pay a portion of the purchase price for our vessels, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value upon the completion of this offering would have been $113.2 million, or $3.77 per share. This represents an immediate dilution of net tangible book value of $11.23 per share to investors. Net tangible book value per share of common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. The following table illustrates this pro forma per share dilution:

Assumed initial public offering price per share	$15.00
Pro forma net tangible book value per share	$3.77

Dilution per share to new investors	$11.23

The pro forma net tangible book value per share includes an adjustment for the aggregate $316.7 million excess of the purchase price of the seven vessels that we have agreed to acquire, which is assumed to be $664.3 million based on an assumed initial offering price of $15.00 per share (representing the midpoint of the price range set forth on the cover of this prospectus), over their historical aggregate book value of $347.6 million at June 30, 2005. For accounting purposes, this excess has been recorded as a reduction of stockholders' equity and represents a deemed distribution to OSG. Pro forma net tangible book value per share also includes an adjustment from the expenses estimated to be incurred in connection with this offering and the other transactions described in this prospectus. The impact of these adjustments is illustrated in the following table:

Adjustment attributable to difference between purchase price and historical book value	$10.56
Expenses in connection with the offering	$0.67

$11.23

Unaudited Pro Forma Financial and Other Information

The unaudited pro forma statement of operations for the year ended December 31, 2004 and the six months ended June 30, 2005 give effect to the events below as if they had occurred on January 1, 2004. The unaudited pro forma balance sheet as of June 30, 2005 gives effect to the events below as if they had occurred on June 30, 2005:

–>
our purchase of three VLCCs and four Aframaxes from subsidiaries of OSG;

–>
our chartering of the vessels to the charterers under our charters;

–>
our entry into the ship management agreements with Tanker Management;

–>
estimated administrative and other expenses of $2.2 million per year;

–>
our borrowing of approximately $236 million under the term loan portion of our credit facility to pay a portion of the purchase price for our seven vessels and our entry into a related fixed rate swap agreement to fix the effective interest rate on the full amount of the term loan at an assumed rate of 5.2% (which represents the fixed rate that we could have obtained as of September 21, 2005);

–>
the application of the net proceeds to us of approximately $279.9 million from the issuance of 20,000,000 shares of common stock in this offering, at an assumed initial offering price of $15.00 per share (representing the midpoint of the price range set forth on the cover page of this prospectus) after deducting discounts and commissions and estimated offering expenses, to pay a portion of the purchase price for our seven vessels; and

–>
the issuance of 9,999,900 shares of our common stock to a subsidiary of OSG to pay a portion of the purchase price for our seven vessels.

The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations or financial position for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

	Predecessor Combined Carve-out	Pro Forma Adjustments	Note	Pro Forma as Adjusted

	(in thousands, except per share amounts)
Shipping revenues	$136,204	$(40,221)	A	$95,983
Voyage expenses	(238)	238	B	—

Time charter equivalent revenues	135,966	(39,983)	A	95,983

Ship operating expenses
Vessel expenses	15,601	2,207	C	17,808
Depreciation and amortization	17,762	(977)	D	16,785
General and administrative	7,269	(5,069)	E	2,200

Total ship operating expenses	40,632	(3,839)		36,793

Income from vessel operations	95,334	(36,144)		59,190
Interest expense to OSG	(3,411)	3,411	F	—
Interest expense, other	(5,233)	(7,817)	F	(13,050)

Net income	$86,690	$(40,550)	G	$46,140

Weighted average number of common registered shares outstanding—basic and diluted	22,097,886		H	30,005,000
Pro forma net income per share—basic and diluted	$3.92		H	$1.54

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Predecessor Combined Carve-out	Pro Forma Adjustments	Note	Pro Forma as Adjusted

	(in thousands, except per share amounts)
Shipping revenues	$60,532	$(11,431)	A	$49,101
Voyage expenses	(247)	247	B	—

Time charter equivalent revenues	60,285	(11,184)	A	49,101

Ship operating expenses
Vessel expenses	8,750	116	C	8,866
Depreciation and amortization	9,081	(616)	D	8,465
General and administrative	2,715	(1,615)	E	1,100

Total ship operating expenses	20,546	(2,115)		18,431

Income from vessel operations	39,739	(9,069)		30,670
Interest expense to OSG	(574)	574	F	—
Interest expense, other	(2,467)	(4,058)	F	(6,525)

Net income	$36,698	$(12,553)	G	$24,145

Weighted average number of common registered shares outstanding—basic and diluted	22,097,886		H	30,005,000
Pro forma net income per share—basic and diluted	$1.66		H	$0.80

NOTES TO ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

The predecessor combined carve-out statements of operations included in this prospectus do not reflect the operating results that would have been obtained under our current fixed-rate, long-term charters, ship management agreements and financing arrangements that will be entered upon the closing of this offering. As such, we have recorded pro forma adjustments to the predecessor combined carve-out statements of operations to reflect the results of operations under our fixed rate, long-term charters, ship management agreements and financing arrangements as if those contractual arrangements had been in place on January 1, 2004. Our pro forma adjustments are described in more detail as follows:

A.           This adjustment is to recognize the basic hire and additional hire payable under our fixed rate long-term charter arrangements. Under the terms of our charter arrangements, the basic hire payable in respect of each vessel increases annually during the fixed charter term in accordance with a predetermined schedule. Under the terms of our charters, the total amount of basic hire we would have earned for the year ended December 31, 2004 and the six months ended June 30, 2005 is $69.3 million and $35.2 million, respectively. In addition, our charter arrangements provide for the payment of additional hire equal to 40% of the excess, if any, of the actual rate earned or deemed to be earned by each vessel over the basic hire rate then in effect. During the first six months of 2005 and for all of 2004, the VLCCs operated in the Tankers International Pool and the Aframaxes operated in the Aframax International Pool. Therefore, we have used the vessels' actual earnings in the pool as the basis for the pro forma additional hire calculations. The additional hire that we would have earned for the year ended December 31, 2004 and the six months ended June 30, 2005 is $26.7 million and $13.9 million, respectively. The amounts for the year ended December 31, 2004 and the six months ended June 30, 2005 are based on actual revenue days for each vessel and are estimated as follows:

	Year ended December 31, 2004
	Basic Hire Rate	Revenue Days(1)	Basic Hire	Additional Hire Rate	Revenue Days(1)	Additional Hire	Time Charter Equivalent Revenues

VLCCs	$37,200	x 1,057 =	$39,320,000	$16,089	x 1,057 =	$17,006,000	$56,326,000
Aframaxes (Overseas Cathy and Overseas Sophie)	24,500	x 703 =	17,223,000	7,546	x 703 =	5,305,000	22,528,000
Aframaxes (Rebecca and Ania)	18,500	x 691 =	12,784,000	6,287	x 691 =	4,345,000	17,129,000

Total			$69,327,000			$26,656,000	$95,983,000

	Six months ended June 30, 2005
	Basic Hire Rate	Revenue Days(1)	Basic Hire	Additional Hire Rate	Revenue Days(1)	Additional Hire	Time Charter Equivalent Revenues

VLCCs	$37,200	x 541 =	20,125,000	$16,268	x 541 =	$8,801,000	$28,926,000
Aframaxes (Overseas Cathy and Overseas Sophie)	24,500	x 362 =	8,869,000	8,151	x 362 =	2,951,000	11,820,000
Aframaxes (Rebecca and Ania)	18,500	x 333 =	6,160,000	6,591	x 333 =	2,195,000	8,355,000

Total			$35,154,000			$13,947,000	$49,101,000

(1)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us less days on which a vessel is off hire. Off hire days are days a vessel is unable to perform the services for which it is required under a time charter. Off hire days include days spent undergoing repairs and drydockings, whether or not scheduled.

The Overseas Cathy was delivered from the shipyard in January 2004. Revenue days for the year ended December 31, 2004 for the Overseas Cathy, included above, were 337 days.

The charter for each vessel provides for scheduled increases in basic hire during its initial term. Accordingly, we will recognize the basic hire on a straight-line basis over the initial terms of the charters.

See "Business—Charter Arrangements."

B.           As described above, upon the completion of this offering, we will operate our business pursuant to new contractual arrangements. Accordingly, amounts for commissions and certain other voyage expenses that have been recognized in our predecessor combined carve-out financial statements would not have been incurred had those contractual arrangements been in place on January 1, 2004. Therefore, pro forma adjustments have been made to eliminate those amounts.

C.           This adjustment is to recognize that most vessel expenses, including drydocking, will be incurred pursuant to our ship management agreements, with the exception of insurance premiums and vessel taxes, for which we will be responsible. Under the terms of our ship management agreements, most of our vessel expenses (excluding insurance premiums and vessel taxes) will be fixed for the first two years of the agreements and will increase by 2.5% annually. Using the vessels' actual insurance premiums accrued with respect to each period and the management fees payable under the terms of our ship management agreements, the total amount of vessel expenses we would have incurred for the year ended December 31, 2004 and the six months ended June 30, 2005 is $17.8 million and $8.9 million, respectively. These amounts are based on 366 days for the year ended December 31, 2004 and 181 days for the six months ended June 30, 2005 for each vessel. The cost per day is estimated as follows:

	Year ended December 31, 2004
	Daily Insurance Expenses and Vessel Taxes	Ship Operating Days(1)	Insurance Expense	Daily Management Fee(2)	Ship Operating Days(1)	Management Expenses	Total Vessel Expenses

VLCCs	$1,363	x 1,098	$1,496,000	$6,500	x 1,098 =	$7,137,000	$8,633,000
Aframaxes	594	x 1,435	852,000	5,800	x 1,435 =	8,323,000	9,175,000

Total			$2,348,000			$15,460,000	$17,808,000

	Six months ended June 30, 2005
	Daily Insurance Expenses and Vessel Taxes	Ship Operating Days(1)	Insurance Expense	Daily Management Fee(2)	Ship Operating Days(1)	Management Expenses	Total Vessel Expenses

VLCCs	$1,301	x543	$706,000	$6,500	x 543 =	$3,530,000	$4,236,000
Aframaxes	595	x724	431,000	5,800	x 724 =	4,199,000	4,630,000

Total			$1,137,000			$7,729,000	$8,866,000

(1)
Ship operating days consist of the aggregate number of calendar days in a period in which our vessels are owned by us.

(2)
This amount assumes that all drydocking expenses are borne by the technical manager under our ship management agreements. In the event a ship management agreement is terminated, we will share any drydocking costs and prepayments with the technical manager in accordance with the terms set forth in the ship management agreement.

See "Business—Ship Management Agreements."

D.           This adjustment is to recognize the reversal of drydock amortization since the cost of drydockings is included in our ship management agreements. In the event a ship management agreement is terminated, we will share any drydocking costs and prepayments with the technical manager in accordance with the terms set forth in the ship management agreement. Depreciation is calculated on a straight-line basis for our seven vessels using a 25-year estimated useful life based on the aggregate book value for our vessels of $347.6 million at June 30, 2005.

E.           This adjustment is to recognize estimated general and administrative expenses of approximately $2,200,000 per year (approximately $1,100,000 for the six month period ended June 30, 2005), which includes directors' fees and expenses, salaries and benefits, office rent, legal and professional fees, directors and officers insurance, rent and miscellaneous fees and expenses. This amount does not reflect any fees or expenses associated with our formation, the acquisition by us of our seven vessels, the sale of our common stock in this offering and the negotiation and execution of our credit facility, all of which are being paid for out of the proceeds of this offering.

F.           This adjustment is to recognize the estimated interest expense in respect of $236 million of indebtedness that we will incur under the term loan portion of our credit facility and commitment fees and other financing costs under our credit facility. Our pro forma interest expense is based on the five-year LIBOR swap rate of 5.2% (inclusive of our 0.70% margin) pursuant to a swap arrangement that we could have entered as of September 21, 2005. We expect to enter into one or more swap arrangements on or shortly after the completion of this offering to fix the interest rate on the debt we expect to have outstanding. Interest expense also includes amortization of deferred debt issuance costs of $1,600,000 over ten years, which amounts to approximately $160,000 annually (or approximately $80,000 for the six month period ended June 30, 2005). See "Our Credit Facility." We have also made a pro forma adjustment to remove the amount of interest expense payable to OSG as such amounts would not have been incurred if the issuance of 20,000,000 shares of our common stock in this offering had occurred and the $401 million credit facility had been in place on January 1, 2004.

G.           Available cash from operations for the year ended December 31, 2004 and the six months ended June 30, 2005 is $63.1 million and $32.7 million, respectively. Available cash from operations represents net income before depreciation and amortization of debt issuance costs. Available cash from operations should not be considered a substitute for net income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Available cash from operations is presented to provide additional information relating to our cash availability and is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles net income, as reflected in the unaudited pro forma statements of operations, to available cash from operations:

	Year ended December 31, 2004	Six months ended June 30, 2005

Net income	$46,140,000	$24,145,000
Depreciation	16,785,000	8,465,000
Amortization of debt issuance costs	160,000	80,000

Available cash from operations	$63,085,000	$32,690,000

H.           We will treat the amount of the purchase price that exceeds $347.6 million, the aggregate book value of the vessels at June 30, 2005, as a deemed dividend to OSG, which will reduce stockholders' equity on our balance sheet by an equal amount. As a result, the number of shares of common stock that we have assumed were outstanding for the year ended December 31, 2004 and the six months ended June 30, 2005 for purposes of calculating pro forma net income per share presented under the predecessor combined carve-out column has been determined by dividing the amount of the deemed dividend by $15.00, the midpoint of the price range set forth on the cover page of this prospectus. The following table sets forth the calculations that we have used to determine the number of shares outstanding under the predecessor combined carve-out column:

Purchase price of our vessels	$664,275,000
Pro forma book value of our vessels at June 30, 2005	347,640,000

Deemed dividend	$316,635,000

Shares used to calculate pro forma net income per share for predecessor combined carve-out earnings per share calculations based on 700 shares historically outstanding plus 22,097,186 shares which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund our payment of the deemed dividend	22,097,886

Pro forma net income per share presented in the as adjusted column assumes that 30,005,000 shares of our common stock will be outstanding at the closing of this offering.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2005

	Predecessor combined carve-out	Pro Forma Adjustments	Note	Pro Forma as Adjusted

	(dollars in thousands)
Assets
Current Assets
Cash and cash equivalents	$—			$—
Voyage receivables	14,013	$(14,013)	A	—
Prepaid expenses	1,225	(1,225)	A	—

Total current assets	15,238	(15,238)		—
Vessels, net	347,640			347,640
Other assets	4,111	(4,111)	A	1,600
		1,600	B

Total assets	$366,989	$(17,749)		$349,240

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$2,348	$(2,348)	A	$—
Current installments of long-term debt	5,200	(5,200)	A	—

Total current liabilities	7,548	(7,548)		—
Long-term debt	81,800	(81,800)	A	236,000
		236,000	C
Deferred credits and other liabilities	2,473	(2,473)	A	—
Stockholders' equity
Common stock	700	(700)	E	300
		300	D
Paid-in additional capital	114,320	(1,380)	E	112,940
Retained earnings	162,096	(162,096)	A	—
Accumulated other comprehensive income/(loss)	(1,948)	1,948	A	—

Total stockholders' equity	275,168	(161,928)		113,240

Total liabilities and stockholders' equity	$366,989	$(17,749)		$349,240

NOTES TO ADJUSTMENTS TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

The predecessor combined carve-out balance sheet included in this prospectus does not necessarily reflect the financial condition we will have as of the date of closing the offering. Therefore, we have recorded pro forma adjustments to the predecessor combined carve-out balance sheet to reflect the financing arrangements and vessel acquisitions as if those transactions had occurred on June 30, 2005. The pro forma adjustments are described in more detail as follows:

A.           We were incorporated in April 2005 as an indirect wholly owned subsidiary of OSG. Prior to the offering and the transactions described below, we had no operations. Simultaneous with the closing of the offering, we expect to purchase the vessels and to enter into borrowings under a credit facility. As a result, certain assets and liabilities that are reflected in our predecessor combined carve-out balance sheet will not be carried forward and included in our balance sheet. We have made pro forma adjustments to the assets and liabilities that will not be part of our balance sheet as of the date of the closing of the offering.

B.           This adjustment is to recognize estimated arrangement fees and other debt issuance costs in respect of our entry into our credit facility and our initial incurrence of $236 million of indebtedness under the term loan portion of the facility.

C.           This adjustment is to recognize the borrowings of $236 million under the term loan portion of our credit facility. The credit facility matures in ten years with no principal amortization in the first five years. Interest is payable quarterly and, commencing three months after the fifth anniversary of the closing date of the facility, principal repayments under the term loan portion of the facility are required to be made in quarterly installments of $6.1 million with a final payment of $114.8 million due simultaneously with the last quarterly payment. The interest rate under the term loan portion of the credit facility is based on LIBOR plus a margin of 0.70%. The assumed interest of 5.2% over the term of the credit facility is based on a swap arrangement that we could have entered as of September 21, 2005. We expect to enter into one or more swap arrangements on or shortly after the completion of this offering to fix the rate for the term of the facility. Amounts due under the credit facility are secured by mortgages over all of our vessels, assignments of earnings and insurances and pledges of our bank accounts.

D.           This adjustment is to recognize our initial capitalization of 100 shares, par value $0.01, and the issuance of 29,999,900 shares of our common stock, par value $0.01, at the closing of this offering.

E.           This adjustment is (i) to reverse the common stock and paid-in additional capital of our predecessor, (ii) to recognize the estimated net cash proceeds of approximately $279.9 million that we will receive pursuant to this offering based upon the issuance of 20,000,000 shares at the public offering price of $15.00 per share (representing the midpoint of the price range set forth on the cover page of this prospectus), less approximately $20.1 million of estimated underwriting discounts and commissions and fees and expenses related to this offering and the other transactions described in this prospectus, (iii) to recognize the value of the 9,999,900 shares issued to a subsidiary of OSG to pay a portion of the purchase price for the vessels, and (iv) to record a reduction of approximately $316.7 million representing the excess of the $664.3 million purchase price of the seven vessels over their historical book value of approximately $347.6 million at June 30, 2005, which for accounting purposes represents a deemed distribution to OSG.

F.           The following table illustrates the sources and use of funds in connection with the issuance of shares of common stock, the purchase of our vessels and the other transactions set forth below:

(in thousands)
Issuance of 20,000,000 shares of common stock at an assumed public offering price of $15.00 per share (which represents the midpoint of the price range set forth on the cover page of this prospectus)	$300,000
Borrowing under the term loan portion of our credit facility	236,000
Purchase price of the seven vessels paid in cash	(514,277)
Estimated underwriting discounts and commissions and expenses relating to this offering	(20,123)
Estimated debt issuance costs in connection with credit facility	(1,600)

Net cash received	$—

Selected Combined Financial and Other Data

The following selected combined financial and other data summarize our historical predecessor combined financial and other information. The selected combined financial and other data set forth below as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited predecessor combined carve-out financial statements included in this prospectus. The selected combined financial and other data set forth below as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 have been derived from our unaudited interim predecessor combined carve-out financial statements included in this prospectus and have been prepared on a basis consistent with our historical predecessor combined carve-out financial statements and include all adjustments (which consist of normal recurring accruals) that are considered by management to be necessary for a fair presentation of such financial information. The selected financial and other data set forth below as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from our unaudited predecessor combined carve-out financial statements not included in this prospectus. The selected combined financial data are not indicative of the results we would have achieved or of future results had we operated as an independent stand-alone company. This information should be read in conjunction with other information presented in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical predecessor combined carve-out financial statements and the notes thereto.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per share data, fleet data and average daily time charter equivalent rates)
Statement of operations data:
Time charter equivalent revenues	$36,601	$38,837	$31,347	$65,840	$135,966	$57,961	$60,285
Total ship operating expenses	18,939	21,545	28,330	30,476	40,632	19,332	20,546
Income from vessel operations	17,662	17,292	3,017	35,364	95,335	38,629	39,739
Net Income (loss)	6,115	8,444	(4,763)	29,431	86,690	34,441	36,697
Pro forma net income per share—basic and diluted(1)	—	—	—	—	3.92	—	1.66
Balance sheet data (at end of period):
Newbuildings	120,236	17,322	66,951	36,202	—	—	—
Vessels, net	174,006	308,086	295,071	326,458	355,571	—	347,640
Total assets	300,934	331,109	372,783	376,193	388,518	—	366,989
Short-term liabilities	1,507	2,130	6,564	7,319	7,243	—	7,548
Long-term liabilities(2)	293,331	314,239	357,826	331,270	256,477	—	84,273
Stockholders' equity	6,096	14,740	8,393	37,604	124,798	—	275,168
Cash flow data:
Net cash provided by operating activities	11,426	20,288	5,335	41,273	87,988	41,442	59,235
Net cash (used in) investing activities	(9,111)	(41,395)	(51,723)	(14,496)	(13,436)	(10,840)	(704)
Net cash provided by (used in) financing activities	$(2,315)	21,107	46,388	(26,776)	(74,552)	(30,602)	$(58,531)
Fleet data:
Number of tankers owned (at end of period)	3	5	5	6	7	7	7
Revenue days(3)	1,133	1,224	1,780	1,887	2,451	1,219	1,236
Average daily time charter equivalent rate(4):
VLCCs	$42,971	$34,890	$18,679	$41,786	$77,422	$66,499	$64,645
Aframaxes	$26,706	$29,411	$16,005	$25,463	$38,831	$32,426	$36,420

(1)
Pro forma earnings per share give effect to our issuance of 22,097,186 shares at an assumed initial public offering price of $15.00 per share (representing the midpoint of the price range set forth on the cover of this prospectus), which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund our payment of a $316.7 million deemed distribution to OSG which represents the excess of the $664.3 million purchase price of the seven vessels over their historical book value at June 30, 2005.

(2)
Includes loans payable to OSG.

(3)
Revenue days consist of the aggregate number of calendar days in a period in which our vessels are owned by us less days on which a vessel is off hire. Off hire days are days a vessel is unable to perform the services for which it is required under a time charter. Off hire days include days spent undergoing repairs and drydockings, whether or not scheduled.

(4)
Average daily time charter equivalent rates, or TCE rates, are a standard industry measure of daily revenue performance. We calculate TCE rates by dividing our time charter equivalent revenues in a period by the number of revenue days in the period. Time charter equivalent revenues represent shipping revenues less voyage expenses. Voyage expenses consist of cost of bunkers (fuel), port and canal charges and brokerage commissions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor combined carve-out financial statements, which we call our combined financial statements, and the related notes. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results will likely differ from those contained in the forward-looking statements and such differences may be material.

OVERVIEW—PREDECESSOR

For the six months ended June 30, 2004 and 2005 and for the years ended December 31, 2002, 2003 and 2004, the combined financial statements presented herein with respect to our seven vessels have been carved out of the consolidated financial statements of Overseas Shipholding Group, Inc., or OSG. Our financial position, results of operations and cash flows reflected in our combined financial statements are not indicative of those that would have been achieved had we operated as an independent stand-alone entity for all periods presented or of future results.

We refer to the companies that owned our seven vessels collectively as our predecessor, or, in the financial statements that form a part of this registration statement, as OSG Crude. Our predecessor's fleet consists of the same vessels that we will acquire upon the completion of this offering: three modern, double hull VLCCs and four modern, double hull Aframaxes that have a combined carrying capacity of 1.3 million dwt. All of these vessels operated in pools during the six months ended June 30, 2005 and the three years ended December 31, 2004 or since delivery of the vessel.

To the extent the assets, liabilities, revenues and expenses relate to our predecessor, these have been identified and carved out for inclusion in our combined financial statements. OSG's shipping interests and other assets, liabilities, revenues and expenses that do not relate to our seven vessels are not included in our combined financial statements. In addition, the preparation of our combined financial statements required the allocation of certain expenses where these items were not identifiable as related to our predecessor.

General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees and travel and entertainment were allocated based on the total number of vessels (weighted by days owned by our predecessor) in the respective fleets of our predecessor and OSG for each of the periods presented. Management believes that the allocation of general and administrative expenses was based on a reasonable method.

FUTURE BUSINESS

We will acquire the seven vessels in our fleet simultaneously with the completion of this offering. We have chartered our vessels to subsidiaries of OSG under fixed rate charters for minimum terms of five to six and one-half years. The charters commence on the delivery of the vessels to us. The charters also contain various options for the charterers to extend the minimum terms of the charters in increments of one, two or three years up to a maximum of five, six or eight years, depending on the vessel, from the initial expiration date. See the section of this prospectus entitled "Business—Charter Arrangements" for a more detailed description of our charter arrangements. We have also entered into ship management agreements with a subsidiary of OSG for the technical management of our vessels that will substantially fix our operating expenses (excluding insurance premiums and vessel taxes) for at least two years. See the section of this prospectus entitled "Business—Ship Management Agreements" for a more detailed description of our ship management agreements. When they were owned by our predecessor, our vessels were operated primarily in the spot market, and our predecessor was not a party to comparable ship management agreements. As such, our future operations will differ significantly from the historical operations of our predecessor upon which our combined financial statements are based. In particular, we expect that for so long as our chartering and ship management arrangements are in place with OSG for all of our vessels, our revenues will be generated primarily from time charter payments made to us by subsidiaries of OSG, rather than from a mix of time charter, voyage charter and pool payments as in the past; that our vessel operating expenses (excluding insurance premiums and vessel taxes) under the ship management agreements will be fixed and that we will no longer have any voyage expenses. These arrangements are designed to provide us with a more stable cash flow than historically experienced by our predecessor, as our expenses will be substantially fixed through our ship management agreements and, so long as our ships are not unexpectedly off hire, we will receive revenue amounts at least equal to the sum of the basic hire payments due under our time charters.

FACTORS AFFECTING OUR HISTORICAL RESULTS

The historical revenues of our predecessor were highly sensitive to patterns of supply and demand for vessels of the size and design configurations owned and operated by it. Rates for the transportation of crude oil are determined by market forces, such as the supply and demand for oil, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for oil shipments is significantly affected by the state of the global economy and level of OPEC's exports. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, primarily because of scrapping. Management makes economic decisions based on anticipated time charter equivalent, or TCE, rates and evaluates financial performance based on TCE rates achieved.

The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. We believe that charter rates and vessel values are currently at high levels. There can be no assurance that these rates or values will not decline from current levels.

The principal factors that have affected our predecessors' financial position, results of operations and cash flow include:

–>
the earnings of our vessels in the spot charter market;

–>
vessel operating expenses;

–>
administrative expenses that have been allocated to the vessels; and

–>
depreciation and interest expense.

The vessels owned by our predecessor operated in either the Tankers International pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2004 and the six months ended June 30, 2005. Vessels operating in such pools are exposed to the volatility of the spot market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The following table sets forth the average daily time charter equivalent rates earned by our vessels during the last three years and during the first six months of 2005.

	Year Ended December 31,
				Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
	2002	2003	2004

VLCCs	$18,679	$41,786	$77,422	$66,499	$64,645
Aframaxes	$16,005	$25,463	$38,831	$32,426	$36,420

Vessel operating expenses are the direct costs associated with running a vessel and include crew costs, vessel stores and supplies, repairs and maintenance, drydockings, lubricating oils, insurance and communication costs.

General and administrative expenses include directors' fees and expenses, salaries and benefits, office rent, legal and professional fees, directors and officers insurance and miscellaneous fees and expenses.

Depreciation is the periodic cost charged to income for the reduction in usefulness and long-term value of the vessels. Historically, the cost of our vessels was depreciated over 25 years on a straight-line basis.

Interest expense relates to a bank loan and loans payable to a wholly owned subsidiary of OSG. The amount of interest expense is determined by the amount of loans outstanding from time to time and applicable interest rates. See Note C of our predecessor combined carve-out financial statements.

FACTORS AFFECTING OUR FUTURE RESULTS

The principal factors that are expected to affect our future results of operations and financial condition include:

–>
the fixed basic charter rate that we are paid under our charters;

–>
the amount of additional hire that we receive under our charter arrangements;

–>
the number of off hire days during which we will not be entitled, under our charter arrangements, to receive either the fixed basic charter rate or additional hire;

–>
the amount of daily technical management fees payable under our ship management agreements;

–>
our general and administrative and other expenses;

–>
our insurance premiums and vessel taxes;

–>
any future vessel acquisitions; and

–>
our interest expense.

Our future revenues are expected to be derived from fixed rate time charters with subsidiaries of OSG. All seven vessels that we have agreed to acquire from subsidiaries of OSG will be chartered to subsidiaries of OSG.

Our future expenses are expected to consist primarily of daily technical management fees payable under our ship management agreements, interest expense, insurance premiums, vessel taxes, financing expenses and general and administrative expenses. Our vessel owning subsidiaries will enter into ship management agreements with Tanker Management, a subsidiary of OSG, under which it will be responsible for all technical management of the vessels, including crewing, maintenance and ordinary repairs, scheduled drydockings (subject to certain adjustments when the agreement is terminated), stores and supplies, lubricating oils and insurance deductibles (subject to the limits on deductibles set forth in the ship management agreements). Under these agreements, we will pay a fixed daily fee for the cost of vessels' operations, including scheduled drydockings, for each vessel, which will increase by 2.5% annually after the second year. Other than (i) the technical management fees payable under our ship management agreements, which after two years are cancelable by Tanker Management upon 90 days notice, (ii) interest that will be payable on the $236 million of floating rate indebtedness that will be outstanding under our credit facility upon completion of this offering, which we expect to swap for a fixed rate, (iii) commitment fees under our credit facility (for so long as we do not make any further borrowings under the vessel acquisition facility or the working capital facility), (iv) compensation paid to our executive officers, which is fixed during the terms of their employment agreements, and (v) our directors' fees, none of our future fees or expenses will be fixed.

The charterers will pay us a fixed basic charter rate monthly in advance and additional hire, if any, quarterly in arrears. We will pay daily technical management fees under our ship management agreements monthly in advance. We expect to pay interest under our credit facility quarterly, insurance premiums either annually or more frequently (depending on the policy) and our vessel taxes annually. We intend to fix the entire outstanding amount under the term loan portion of our credit facility of $236 million, which will represent 100% of outstanding amounts at the completion of this offering, with one or more interest rate swap agreements that we will enter on or shortly after the completion of this offering.

CRITICAL ACCOUNTING POLICIES

Our combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments, and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application. For a complete description of all of our material accounting policies, see Note A to our combined carve-out financial statements, included elsewhere in this prospectus.

Carve-out of the Financial Statements of OSG

Our combined carve-out financial statements include the accounts of seven wholly-owned subsidiaries of OSG, a publicly traded company incorporated in Delaware. These combined carve-out financial statement have been prepared to reflect the financial position, results of operations and cash flows of our predecessor, which own the vessels to be acquired by our subsidiaries. Our combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The assets, liabilities, results of operations and cash flows were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses, which were not identifiable as relating to specific vessels, were allocated based on our predecessor's proportionate share of OSG's total ship operating days for each of the periods presented. Ship operating days consist of the aggregate number of calendar days in a period in which our vessels are owned by us. Management believes these allocations to reasonably present our predecessor's financial position, results of operations and cash flows. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had our predecessor operated as an independent stand-alone entity for the periods presented. Had our predecessor operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

Revenue Recognition

Our predecessor generated its revenue from vessels operating in pools. Shipping revenue and voyage expenses were pooled and allocated to each pool's participants on a TCE basis in accordance with an agreed-upon formula. For vessels operating in pools or on time charters, shipping revenues are substantially the same as TCE revenues.

Our three VLCCs participate in the Tankers International Pool and our four Aframaxes participate in the Aframax International Pool. Each of these pools generate a majority of its revenue from voyage charters. Within the shipping industry, there are two methods used to account for voyage revenues and expenses: (1) ratably over the estimated length of each voyage and (2) completed voyage. The recognition of voyage revenues and expenses ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and expenses and the method used by the pools in which we participate. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying its revenue recognition method, management of each of the pools believes that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of voyage revenues and expenses can be estimated with a greater degree of accuracy. Revenues from time charters performed by vessels in the pools are accounted for as operating leases and are recognized ratably over the periods of such charters, as service is performed. In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," each of the pools does not begin recognizing voyage revenue until a charter has been agreed to by both the pool and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time it was delivered less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. In the shipping industry, use of a 25-year life has become the standard. The actual life of a vessel may be different. We have evaluated the impact of the revisions to MARPOL Regulation 13G that became effective April 5, 2005 and the EU regulations that went into force on October 21, 2003 on the economic lives assigned to the fleet. Because the fleet consists of modern, double hull vessels, the revised regulations do not affect any of our vessels. If the economic lives assigned to the tankers prove to be too long because of new regulations or other future events, higher depreciation expense and impairment losses could result in future periods related to a reduction in the useful lives of any affected vessels.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values have been cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, we must make assumptions about future charter rates, ship operating expenses and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Drydocking

Within the shipping industry, there are three methods that are used to account for drydockings: (1) capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking, (2) accrue the estimated cost of the next scheduled drydocking over the period preceding such drydocking and (3) expense drydocking costs as incurred. Because drydocking cycles typically extend over two and a half years or longer, management believes that the deferral method provides a better matching of revenues and expenses than the expense-as-incurred method. We further believe that the deferral method is preferable to the accrual method because estimates of drydocking costs can differ greatly from actual costs and, in fact, anticipated drydockings may not be performed if management decides to dispose of the vessels before their scheduled drydock dates.

RESULTS OF OPERATIONS

Income from Vessel Operations

During 2004, TCE revenues increased by $70,126,000, or 107%, to $135,966,000 from $65,840,000 in 2003. This improvement resulted from increases in the average daily TCE rates earned of $20,583 per day and in revenue days of 564 days. The increase in revenue days was primarily attributable to the late 2003 delivery of the Overseas Sophie and the delivery of the Overseas Cathy in 2004. During 2003, TCE revenues increased by $34,493,000 to $65,840,000 from $31,347,000 in 2002, as a result of increases in the average daily TCE rates earned of $17,281 per day and in revenue days of 107 days due to the delivery of the Overseas Sophie.

TCE revenues increased by $2,324,000, or 4%, to $60,285,000 for the first six months of 2005 from $57,961,000 in the first six months of 2004. This improvement resulted from increases in the average daily TCE rates earned of $1,854 per day and in revenue days of 17 days. The increase in revenue days was primarily attributable to the delivery of the Overseas Cathy during the first quarter of 2004.

During the six months ended June 30, 2005 and for the years ended 2004, 2003 and 2002, all of our TCE revenues were derived in the spot market, because pools predominantly perform voyage charters.

Reliance on the spot market contributes to fluctuations in our revenue, cash flow and net income/(loss), but affords us greater opportunity to increase income from vessel operations when rates rise.

Vessel expenses increased by $4,645,000 to $15,601,000 in 2004 from $10,956,000 in 2003 principally as a result of the vessel deliveries described above. Vessel expenses increased by $707,000 to $10,956,000 in 2003 from $10,249,000 in 2002, principally as a result of October 2003 delivery of the Overseas Sophie and the timing of delivery of lubricating oils and spares on the Overseas Ann.

Vessel expenses increased by $1,451,000 to $8,750,000 for the first six months of 2005 from $7,299,000 for the same period in 2004 principally as a result of increases in crew costs and running repairs for the Ania and Rebecca during the first six months of 2005.

Depreciation and amortization increased by $3,070,000 to $17,762,000 in 2004 from $14,692,000 in 2003 as a result of the vessel deliveries described above. Depreciation and amortization increased by

$300,000 to $14,692,000 in 2003 from $14,392,000 in 2002 as a result of the delivery of the Overseas Sophie in late 2003.

Depreciation and amortization increased by $332,000 to $9,082,000 for the first six months of 2005 from $8,750,000 for the same period in 2004 principally as a result of the delivery of the Overseas Cathy during the first quarter of 2004 and amortization of drydock costs incurred on the Overseas Ann and Overseas Chris.

General and Administrative Expenses

General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees and travel and entertainment, were allocated based on our predecessor's proportionate share of OSG's total ship operating days for each of the periods presented. Ship operating days represent the aggregate number of days OSG owned its vessels, and were 2,533 days in 2004, 1,893 in 2003 and 1,825 in 2002, and 1,267 and 1,245 for the six months ended June 30, 2005 and 2004, respectively. Management believes these allocations to reasonably present our predecessor's financial position, results of operations and cash flows.

Management estimates that on a stand-alone basis, general and administrative expenses will approximate $2.2 million per year, which includes directors' fees and expenses, the salary and benefits of our two executive officers, legal fees, fees of independent auditors and advisors, directors and officers insurance, rent and miscellaneous fees and expenses.

Interest Expense

Interest expense increased by $2,712,000 to $8,645,000 in 2004 from $5,933,000 in 2003, principally as a result of a decrease of $3,421,000 in interest capitalized in connection with vessel construction due to the delivery of the Overseas Sophie and the Overseas Cathy and an increase in the average rate paid on the loans payable to OSG and long-term debt, partially offset by a decrease in the average amount of loans payable to OSG outstanding in 2004 compared with 2003.

Interest expense decreased by $1,847,000 to $5,933,000 in 2003 from $7,780,000 in 2002, principally as a result of an increase of $1,649,000 in interest capitalized in connection with vessel construction and a decrease in the average rate paid on the loans payable to OSG, partially offset by the impact of a floating-to-fixed interest rate swap that increased interest expense by $896,000 in 2003.

Interest expense decreased by $1,146,000 to $3,042,000 for the first six months in 2005 from $4,188,000 for the same period in 2004 principally as a result of a decrease in the average amount of loans payable to OSG outstanding in the first six months of 2005 compared with the same period in 2004. Loans payable to OSG were contributed to capital effective April 1, 2005.

LIQUIDITY AND SOURCES OF CAPITAL

We operate in a capital intensive industry. We expect to finance the acquisition of our seven vessels with the net proceeds of this offering, borrowings under our credit facility and through the issuance of shares of our common stock to a subsidiary of OSG. Our working capital requirements relate to our operating expenses, including payments under our ship management agreements, payments of interest, payments of insurance premiums, payments of vessel taxes and the payment of principal at maturity under our credit facility. Initially, we intend to fund our working capital requirements with cash from operations and, if necessary, borrowings under our credit facility, which includes a $15 million working capital facility. We similarly may need to fund our future vessel acquisitions with additional borrowings under our credit facility, which also includes a $150 million vessel acquisition facility that, subject to the satisfaction of conditions to drawdown, permits us to borrow amounts to pay all or a portion of the purchase price of additional vessels. We may refinance all or a portion of any additional indebtedness that we incur for vessel acquisitions from time to time with the net proceeds of future equity issuances.

Our combined financial statements represent the operations of our vessels by our predecessor prior to our acquisition of the vessels. The acquisition of the vessels by our predecessor and their operations were funded by bank debt and loans from OSG. As a result, our combined financial statements are not indicative of the financial position, results of operations or cash flows we would have achieved had we operated as an independent stand-alone entity during the periods presented or of future results.

Working capital at June 30, 2005 was approximately $7,690,000 compared with $21,127,000 at December 31, 2004, $4,620,000 at December 31, 2003 and $1,727,000 at December 31, 2002. Unbilled voyage receivables at December 31, 2004 equaled $27,440,000 compared with $11,089,000 at December 31, 2003. As of December 31, 2004, such balance represents our share of unremitted pool earnings of $18,148,000 ($7,257,000 at December 31, 2003) due from the Tankers International Pool and $9,292,000 ($3,832,000 at December 31, 2003) due from the Aframax International Pool. The increase in amounts due from each of the pools is principally the result of the significant increase in TCE rates earned by our VLCCs and Aframaxes in the fourth quarter of 2004 ($109,578 per day for VLCCs and $57,579 per day for Aframaxes) compared with the comparable quarter of 2003 ($37,586 per day for VLCCs and $23,616 per day for Aframaxes).

Net cash provided by operating activities was approximately $59,235,000 in the first six months of 2005 compared with $41,442,000 in the comparable period of 2004. Net cash provided by operating activities was approximately $87,988,000 in 2004 compared with $41,273,000 in 2003 and $5,335,000 in 2002. The treasury functions of OSG are managed centrally. Accordingly, cash received by our predecessor (principally charter hire) was swept from our accounts to OSG for investment purposes, with a corresponding reduction in the loan payable to OSG. Cash required by our predecessor (principally vessel operating expenses, voyage expenses and debt amortization) was transferred from OSG with a corresponding increase in the loan payable to OSG. We had total debt outstanding of $87,000,000 at June 30, 2005, compared with $259,851,000, including $170,251,000 due to OSG, at December 31, 2004, and $334,403,000, including $239,603,000 due to OSG, at December 31, 2003. Loans payable to OSG did not have fixed repayment dates. In 2004 and 2003 and for the six months ended June 30, 2005 and 2004, available net cash provided by operating activities was used to repay certain of the amounts advanced by OSG.

During the second quarter of 2005, OSG made a capital contribution of approximately $114,320,000 to our predecessor, reducing loans payable to OSG to zero.

In July 2005, our predecessor repaid the outstanding balance of its long-term debt with funds contributed to capital by OSG.

Our predecessor was in compliance with the financial covenants contained in its secured loan agreement as of June 30, 2005. The agreement imposed certain operating restrictions and established minimum financial covenants for OSG. Failure by OSG to comply with any of the covenants in the agreement could have resulted in a default, which would have permitted lenders to accelerate the maturity of the debt and to foreclose upon collateral securing the debt. Under those circumstances, our predecessor would not have had sufficient funds or other resources to satisfy its remaining obligations.

AGGREGATE CONTRACTUAL OBLIGATIONS

We will not assume any of the debt that has been allocated to our predecessor and, following the completion of this offering and the transactions described in this prospectus, we expect our long-term contractual obligations to be as follows, assuming the completion of this offering on October 15, 2005:

	Summary Long-Term Future Contractual Obligations
	2005	2006	2007	2008	2009	2010	Thereafter	Total

	(In thousands)
Ship management agreements(1)	$3,331	$15,585	$15,668	$16,103	$16,461	$15,886	$9,934	$92,968
Long-term debt(2)	—	12,272	12,272	12,305	12,272	12,272	282,413	343,806

Total	$3,331	$27,857	$27,940	$28,408	$28,733	$28,158	$292,347	$436,774

(1)
Our ship management agreements are cancelable by us at any time upon 90 days notice. Each charterer has the right to approve the replacement manager that we select; however, such approval may not to be unreasonably withheld. Each charterer also has the right to cause us to change the manager of its vessel under certain circumstances if it is dissatisfied with the manager's performance. In addition, in the event a ship management agreement is terminated, we will make a payment to Tanker Management in the amount of the aggregate drydocking costs paid by Tanker Management in excess of the aggregate drydock-related management fee payments, in accordance with the terms set forth in the applicable ship management agreement. If at such time drydock-related management fee payments exceed aggregate drydocking costs, we will receive a payment from Tanker Management in the amount of the difference.

(2)
Amounts shown include contractual interest obligations on $236 million of debt under the term portion of our credit facility expected to be outstanding upon the completion of this offering. The interest obligations have been estimated using an interest rate of 5.2% per annum based on an interest rate swap arrangement that we could have entered into as of September 21, 2005. We expect to enter into such a swap arrangement on or shortly after the completion of this offering. We expect that interest on the balance outstanding will be payable quarterly and the principal will be payable at maturity.

We will collect our fixed basic charter rate monthly in advance and pay our technical management fees monthly in advance. To the extent there are additional hire revenues, we will receive such additional hire quarterly in arrears. Although we can provide no assurances, we expect that our cash flow from our chartering arrangements will be sufficient to cover our technical management fees, interest payments, commitment fees and other financing costs under our credit facility, insurance premiums, vessel taxes, general and administrative expenses and other costs and any other working capital requirements for the short and medium term. If necessary, we may also fund our working capital requirements with borrowings under our credit facility, which includes a $15 million working capital facility that may be drawn in full until the credit facility's fifth anniversary. We may fund our future vessel acquisitions with additional borrowings under our credit facility, which also includes a $150 million vessel acquisition facility that, subject to the satisfaction of conditions to drawdown, permits us to borrow amounts to pay the purchase price of additional vessels. Our longer term liquidity requirements include repayment of the principal balance of our credit facility. We will require new borrowings and/or issuances of equity or other securities to meet this repayment obligation.

Subject to the assumptions and qualifications contained in the section of this prospectus entitled "Dividend Policy" and the matters described in the section of this prospectus entitled "Risk Factors," we estimate that, based on revenue consisting of basic hire payments in the aggregate amount of $71.2 million and expenses consisting of ship management fees payable in the amount of $15.6 million, insurance premiums of $2.4 million, vessel taxes of $0.1 million, general and administrative expenses of $2.2 million, cash interest expense of $12.3 million, and commitment and other bank fees of $0.6 million, the total amount of available cash from operations during 2006 will be $38.1 million. Such amount reflects our use of our available cash from operations to fund our working capital requirements and does not give effect to any additional hire that we may earn. We intend to use this cash to pay dividends as described in the section of this prospectus entitled "Dividend Policy." We believe that our cash flow from our charters will be sufficient to fund our working capital requirements, which does not include any quarterly dividends for the short and medium term.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, under the terms of our credit facility, we may not declare or pay any dividends if we are in default under the credit facility or if the market value of our vessels is less than 135% of our outstanding borrowings under the credit facility plus the actual or notional cost of terminating any interest rate swaps that we enter.

RISK MANAGEMENT

Our predecessor was exposed, and we expect to be exposed, to market risk from changes in interest rates, which could affect our results of operation and financial position. Our predecessor managed exposure to interest rate risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We expect to manage this mix in a cost-effective manner by entering into one or more interest rate swap agreements in which we exchange fixed and variable interest rates based on agreed upon notional amounts. We will use such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, we expect the counterparty to the derivative financial instrument to be a major financial institution in order to manage exposure to nonperformance by counterparties.

As of June 30, 2005, our predecessor had a swap with a notional amount of $87,000,000 outstanding. The scheduled reductions in the notional amount of this swap match the reductions in the hedged debt. The swap converted the LIBOR-based interest rate on the debt to a fixed rate of 4.58% per annum plus the applicable margin. The swap was terminated in July 2005 at which time a loss of approximately $1,471,000 was recognized.

The shipping industry's functional currency is the U.S. dollar. All of our revenues and most of our operating costs are in U.S. dollars.

EFFECTS OF INFLATION

We do not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses.

OFF BALANCE SHEET ARRANGEMENTS

We do not currently have any liabilities, contingent or otherwise, that we would consider to be off balance sheet arrangements.

The International Tanker Industry

The information contained under this heading has been reviewed by Maritime Strategies International Ltd., or MSI, which has confirmed to us, and we believe that this information is a general, accurate description of the international tanker industry. The statistical and graphic information in this prospectus has been compiled by MSI from its databases and a number of industry sources. MSI's methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all of the actual transactions occurring in the market. MSI's data compilation is subject to limited audit and validation procedures by MSI, and neither we nor any of our affiliates have independently verified this data. We believe that the information and data supplied by MSI is accurate in all material respects and we have relied upon such information for purposes of this prospectus.

OVERVIEW

The international oil tanker industry provides seaborne transportation of crude and refined petroleum products for the oil market. Its customers include oil companies, oil traders, large oil consumers, oil refiners, government agencies and storage facility operators. In 2004, the industry transported an estimated 2.69 billion metric tons of oil, including 2.08 billion of crude oil and 0.61 billion of refined petroleum products. The freight rate for transporting oil can be volatile and is related to the demand for, and the supply of, oil tankers. Demand for oil tankers is influenced by many factors including international economic activity, changes in oil production, consumption, price levels, crude and refined products inventories and the distances over which oil is transported. Tanker supply, or the size of the international tanker fleet, is influenced by newbuilding levels, the scrapping of older vessels, the drydocking of existing vessels, environmental regulations and other factors.

Industry Ownership

Seaborne transportation of crude oil and other petroleum products are provided both by major oil companies (private as well as state-owned) and by independent ship owners. The desire of major oil companies to outsource shipping has caused the number of tankers owned by oil companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet.

In recent years, leading tanker owners have been consolidating at an unprecedented rate. The ten largest tanker companies (by dwt) currently control approximately 26% of the international tanker fleet, compared with 18% in 1997. These companies are seeking to exploit the commercial and operational advantages of a larger fleet, either by increasing their own capacity or by placing their vessels in commercial pools. Due to their large size, commercial pools offer participants more opportunities to enter into complex charters, including contracts of affreightment, and to minimize unloaded backhauls and non-earning days through scheduling efficiencies than if vessel owners were to operate a vessel outside of a pool.

Tanker Demand

The amount of oil transported in tankers is governed by the demand for oil, which is affected by general economic conditions, including international economic activity, imbalances between domestic production and consumption, oil prices and inventory levels for crude oil and refined petroleum products. Oil demand is also subject to seasonal factors. Winter heating and summer gasoline demand in the Northern hemisphere cause consumption to rise after a second quarter trough to a peak in the fourth quarter. However, due to the growing importance of Asia, this seasonal pattern has become less marked during the last five years.

In addition to the volume of oil cargo, tanker demand is affected by the distance required to transport oil from oil-producing locations to oil-consuming destinations. Tanker demand is usually expressed in "tonne-miles", defined as the product of the amount of oil transported in tankers and the distance over which such oil is transported.

The distance component is the most variable element of tonne-mile demand. Seaborne trading distances are determined principally by the location of oil production and its efficient distribution for refining and end use consumption. These trading patterns are sensitive both to major geopolitical events and to small shifts, imbalances and disruptions at all stages from wellhead production through refining to end use. Seaborne trading distances are also influenced by infrastructural factors, such as the availability of pipelines and canal "shortcuts".

The greatest portion of oil delivered by sea is delivered to the major industrial and industrializing economies of the world, such as the United States, Western Europe, Japan, the Pacific Rim and India. This oil is shipped by tankers from the main exporting regions, primarily the Middle East, which has the world's largest proven oil reserves and accounts for almost half of all crude oil exports. Due to the relatively long distances between Middle Eastern loading terminals and discharge ports in most of these importing regions, the level of oil exports from the Middle East strongly affects the demand for tanker capacity and hence tanker rates. Oil exports from regions such as Latin America and the North Sea are typically shipped over much shorter distances and thus have a relatively smaller impact on tanker demand and rates.

The following chart outlines world oil consumption and seaborne trade from 1980 to 2004.

                                                 OIL CONSUMPTION AND SEABORNE CRUDE TRADE

Global Demand Growth

The growth in tanker demand seen in recent years has been driven by increases in oil consumption, import dependency and voyage hauls.

Increasing oil consumption.    There has been a worldwide increase in oil consumption. Since the early 1980s, when the 1979 to 1980 hike in oil prices and the ensuing worldwide economic recession caused the market to contract, global oil consumption has enjoyed sustained growth, driven primarily by demand for transportation fuels. In the last two years, however, demand has accelerated and in 2004 increased by 3.4%. The International Energy Agency, or IEA, expects world demand to grow by 2.0% in 2005.

The largest oil consumers are situated in the established industrial economies of the world, such as the United States, Western Europe and Japan. However, demand for oil has increased the fastest among consumers in newly industrializing countries, including those in South and Far East Asia. China, for example, currently consumes less than 10% of global oil but has absorbed the equivalent of 43% of every extra barrel produced since 1999. In 2004, China surpassed Japan to become the world's second-largest oil consumer after the United States.

Increasing import dependency.    The demand for crude is growing substantially faster than supply in the major consuming regions. Crude consumption transported by sea (rather than crude produced domestically) rose to 55% in 2004, compared with a low of 38% in 1985. Whereas Chinese demand has increased by an average of 8.4% each year since 1999, its domestic oil output rose by an average of only 1.6%. Similarly, in North America, which accounts for over a quarter of world demand, oil consumption has grown by 1.2% per year since 1999, while annual production has risen by only 0.1% per year. This growing import dependency is further accelerated by the progressive run-down of commercial oil stocks, as oil majors have sought to minimize inventory costs.

Increasing voyage lengths.    The fastest-expanding oil exporters are located in the Caspian Sea, Africa and the Arabian Gulf, at considerable distances from their fastest-growing customers (such as those in the Far East) and accordingly, the average voyage length has been rising. Almost 60% of world oil exports originate from the Middle East, the Former Soviet Union, or the FSU, and Africa. By comparison, exporters located close to large consumers, for example, those located in the North Sea (West Europe), the Caribbean Basin (the United States) and Indonesia (Far East), have been losing market share.

Although the FSU has been the fastest-growing exporter since 1999, the world's largest proven oil reserves are located in the Middle East, from which almost 40% of all seaborne crude shipments, or more than twice its nearest regional rival, currently originate. By virtue of both volume and the distances shipped, Middle East exports exert strong influence on tanker employment and hence tanker rates. For example, whereas it would require approximately 5 million dwt to transport 1 million barrels per day to the U.S. Gulf from the North Sea, it would take 13 million dwt to do so from the Arabian Gulf.

As the tables below illustrate, growth in oil demand over the last six years has been strongest in China and, to a lesser extent, North America. In contrast, demand in Western Europe has been flat or falling. At the same time, oil supply has grown fastest in non-OPEC regions, particularly in the FSU, while output from both the Middle East and other OPEC areas has dipped in 2001 and 2002 from previous levels before rising again in subsequent years.

OIL CONSUMPTION

	1999	2000	2001	2002	2003	2004	Compound annual growth rate 1999-2004

	(in million metric tons)%
North America	976	986	987	990	1,008	1,037	1.2
Western Europe	660	657	664	659	662	665	0.2
P.R. China	217	240	244	260	279	324	8.4
Other Asia	732	744	740	749	758	767	0.9
Rest of World	909	913	917	924	935	974	1.4

Total	3,494	3,539	3,552	3,581	3,642	3,767	1.6

WORLD OIL SUPPLY

	1999	2000	2001	2002	2003	2004	Compound annual growth rate 1999-2004

	(in million metric tons)%
North Sea	302	304	296	291	277	265	(2.6)
Former Soviet Union	370	393	425	466	514	559	8.6
Other Non-OPEC	1,367	1,397	1,401	1,430	1,437	1,456	1.3

Total Non-OPEC	2,039	2,095	2,121	2,187	2,228	2,280	2.3

Arabian Gulf OPEC	971	1,034	999	922	1,023	1,099	2.5
Other OPEC	467	485	478	466	452	490	0.9

Total OPEC	1,438	1,519	1,476	1,388	1,475	1,588	2.0

Total	3,477	3,614	3,598	3,575	3,703	3,868	2.2

Tanker Supply

The supply of tanker capacity is measured by the amount of suitable deadweight tonnage available to transport oil and depends on the aggregate tonnage of the existing international tanker fleet, the number of newbuildings, the scrapping of older tankers and the number of tankers used for storage, in drydock or otherwise not available for transporting use.

The decision to order newbuildings and scrap older vessels is influenced by many factors, including prevailing and expected charter rates, newbuilding, secondhand and scrap prices, availability of delivery dates and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. It takes approximately 18 to 36 months, depending in part on berth availability at shipyards, from the time a newbuilding contract is placed for a ship-owner to take delivery of a vessel. Shipyard orderbooks are presently at peak levels due to strong demand from all sectors of the shipping industry, including the tanker sector. As a result, there are virtually no shipyard berths available for tanker delivery prior to 2008.

Over the last five years tanker scrapping has increased as stricter inspection and regulatory and political pressures have forced the mandatory retirement of older tonnage built in the mid 1970s. Consequently, tanker fleet capacity has grown at an average rate of only 2.1% during the last five years, despite the high level of newbuildings.

Major Tanker Segments

Oil tankers are customarily divided into crude and products carriers. Product carriers have coated tanks and transport various refined oil products. Crude oil tankers are classified according to their deadweight size. While there is no standard industry-wide categorization of the vessel types, crude oil tankers are customarily divided into the following four market segments:

Segment	Size Range

(dwt)
VLCCs	200,000 +
Suezmaxes	120,000-200,000
Aframaxes	80,000-120,000
Panamaxes	60,000-80,000

The table below sets forth information about the number of vessels and deadweight capacity of each of these market segments as of July 1, 2005. The information below for VLCCs includes Ultra Large Crude Carriers, or ULCCs, which are 320,000 dwt and above. The information for Aframaxes and Panamaxes includes coated tankers, which can transport refined products as well as crude oil.

			Deadweight Capacity
	Number of Vessels
			Total (mm)
Segment	Total	Share		Share

		%		%
VLCCs	466	27	135.87	50
Suezmaxes	324	19	48.52	18
Aframaxes	647	37	64.97	24
Panamaxes	302	17	19.94	7

TOTAL	1,739	100	269.30	99

Note: These figures exclude combination carriers which can transport dry cargo as well as oil.

The VLCC market

VLCC trade routes.    Because of their economies of scale, VLCCs are typically chartered to transport crude oil, wherever cargo volumes, voyage distances and port and canal size restrictions permit. VLCCs carry approximately 80% to 85% of all crude oil exported from the Middle East and are most frequently deployed on long-haul Arabian Gulf trade routes to the Far East, to Western Europe (via the Cape of Good Hope) and to the U.S. Gulf. Enhanced by growing cargo volumes from the Middle East, longer average voyage lengths and diversification into new Atlantic and West African routes, VLCC employment expanded by 31% over the last decade compared with 25% for the crude tanker market as a whole.

VLCC fleet profile.    VLCCs comprise the largest segment of the crude-carrying tanker fleet, constituting 50% of fleet deadweight capacity as of July 1, 2005. Apart from IMO regulations, the key factors influencing the scrapping of VLCCs have been their age and the repair and maintenance costs of keeping them in class. Most of the VLCCs built in the 1970s have been scrapped and, correspondingly, the average age of the VLCC fleet has declined steeply from 14.2 years at the end of 1999 to 8.4 years by July 1, 2005. Although only 21 VLCCs will pass their 25th or 30th anniversaries during the current decade, some 176 VLCCs (or 35% of the VLCC fleet by dwt capacity) do not have double hulls. Given the considerable cost of retrofitting a second hull to a VLCC of this age and given that current IMO regulations stipulate (subject to some exceptions) that all non-double hulled VLCCs must be phased out by 2010, it is likely that high levels of enforced scrappings will persist during the coming decade.

Over the next five years, approximately 28.2 million dwt of VLCC newbuildings are scheduled for delivery. This corresponds to 20.8% of the VLCC fleet as at July 1, 2005 and amounts to approximately 59% of the capacity of single hulled vessels. Actual deliveries will depend on whether shipyards alter their delivery schedules and whether new contracts are added to the volume of orders already placed. However, as previously mentioned, available shipyard berths for new contract deliveries prior to 2008 are extremely limited. As such, actual deliveries from 2005 through 2007 are more likely to fall short of, rather than exceed, those currently scheduled. The chart below, which includes scheduled new deliveries, outlines the VLCC fleet by deadweight by year built.

VLCC FLEET BY YEAR OF BUILD AND SCHEDULED
NEW DELIVERIES
(AS AT JULY 1, 2005)

VLCC earnings.    VLCC freight rates can be highly volatile and vary substantially even on a day-to-day basis. VLCC rates depend largely on the market fundamentals of VLCC supply and demand but are also influenced by other factors such as the cost of bunkers and port charges. Modern vessels typically earn more than older vessels due to fuel and other efficiencies. In addition, older vessels are prone to longer off hire periods due to repair and maintenance requirements, which reduce their earnings capabilities.

The chart below shows VLCC time charter equivalent spot rates for VLCCs. VLCC earnings have successively increased since the beginning of this decade. During the latest peak in November 2004, average earnings for a modern double hull VLCC exceeded $200,000 per day. Although freight rates have subsequently come off these peaks, VLCC earnings remain at very high levels compared with the 1980s and 1990s.

VLCC (MODERN DOUBLE HULL)
AVERAGE TIME CHARTER EQUIVALENT EARNINGS

VLCC (MODERN DOUBLE HULL)
AVERAGE TIME CHARTER EQUIVALENT EARNINGS

	1999	2000	2001	2002	2003	2004	2005*

	(in U.S. dollars per day)
Average TCE Earnings	21,210	55,440	38,830	23,290	52,430	96,040	52,940

*Note: January through June.

VLCC prices.    After a long period of relative stability, shipyard contracting prices for VLCCs began to climb in 2003. Buoyed by strong orderbooks and steep cost increases for steel plate, the average shipyard contract price for a VLCC newbuilding rose by 80% from 2003 to 2005. Resale values have increased even more markedly. Strong earnings growth and the lack of near-term berths have caused the average price of a ten year old VLCC to more than double over the last two years.

The chart below depicts the average newbuild price of a VLCC compared with the resale price of a ten year old vessel over the last decade. In both instances, VLCC prices have seen dramatic increases from 2003 to the present time.

VLCC NEWBUILD AND RESALE VALUES

The Aframax Market

Aframax trade routes.    As a result of their flexibility and size, Aframaxes are deployed in much more diverse trading patterns than the larger tankers and transport crude from virtually all the major crude exporting regions in both the Atlantic and Pacific. Aframax crude carriers are typically deployed on short haul or distributive routes where draft or other size restrictions prevent the use of larger tankers or where crude oil is produced or consumed in smaller quantities.

The principal intra-regional trading areas for Aframax crude carriers are Europe and the Mediterranean (including the Black Sea), the Atlantic Basin (including the Caribbean and North Sea) and the Asia Pacific region. However, Aframaxes also transport crude on longer haul routes, in particular, across the Atlantic Ocean westbound from Europe to North America.

Aframax fleet profile.    Aframax tankers account for the second-largest share (after VLCCs) of the total crude tanker fleet by dwt. As at July 1, 2005, this share was 24% of the fleet, including coated tankers which can also transport refined products. The average age of the Aframax fleet is 9.3 years and, like other tanker fleets, the fleet is substantially younger than it was five years ago. However, approximately 6.8 million dwt, or 10.5% of fleet capacity, is 20 or more years old and 17.6 million dwt, or 27.0% of the fleet, is not fitted with double hulls. Aframax tankers are subject to the same IMO regulations as VLCCs and, while it is not possible to know with certainty whether these regulations will change, it is highly probable that the large majority of tonnage that is not double hulled will have to be scrapped by 2010.

Aframax newbuildings scheduled for delivery from 2005 through 2009 stood at 17.9 million dwt as at July 1, 2005, representing 27.6% of the existing Aframax fleet. Although this is a large orderbook by historical standards, the figure is very close to the 17.6 million dwt of non-double hull Aframax tonnage which is likely to be scrapped under IMO regulations. Since shipyard berths for additional newbuilding contracts are effectively unavailable for delivery prior to 2008, it is also likely that actual deliveries will not exceed this figure over the next three years.

The chart below, which includes scheduled new deliveries, outlines the Aframax fleet by deadweight by year built.

AFRAMAX FLEET BY YEAR OF BUILD
AND SCHEDULED NEW DELIVERIES
(AS AT JULY 1, 2005)

Aframax earnings.    Aframax earnings are highly volatile and vary substantially even on a day-to-day basis. While earnings depend largely on the supply-demand imbalance, other factors govern earnings. Modern vessels typically earn more than older vessels due to fuel and other efficiencies. In addition, modern tonnage is generally preferred for time charters.

The chart below shows time charter equivalent spot rates for Aframaxes. As with VLCCs rates, Aframax spot rates have been extremely volatile over the last five years. However, average freight earnings have been substantially higher than during the previous decade. Each freight cycle has peaked at successively higher levels with average TCE spot rates touching $87,500 per day during November 2004.

AFRAMAX (MODERN DOUBLE HULL)
AVERAGE TIME CHARTER EQUIVALENT EARNINGS

AFRAMAX (MODERN DOUBLE HULL)
AVERAGE TIME CHARTER EQUIVALENT EARNINGS

	1999	2000	2001	2002	2003	2004	2005*

	(in U.S. dollars per day)
Average TCE Earnings	13,120	33,250	30,640	18,970	33,250	48,170	37,390

* Note: January through June.

Aframax prices.    Aframax prices have followed a similar pattern to those of VLCCs for the same reasons. Shipyard contracting prices started to rise in 2003 as a result both of the global shortage of shipyard berths and cost pressures, particularly for steel plate. As a result, the average shipyard contract price for an Aframax newbuilding has risen by more than 80% since 2003. Due to strong earnings growth and the premium on immediate delivery, resale values have climbed substantially faster. At the beginning of 2002, the average price of a ten year old Aframax amounted to just over 50% of the contracting cost for an equivalent newbuilding. By the first quarter of 2005, that figure had risen to above 80%.

The chart below depicts the average newbuild price of an Aframax compared with the resale price of a ten year old vessel over the last decade. In both instances, Aframax prices have seen dramatic increases from 2003 to the present time.

AFRAMAX NEWBUILD AND RESALE VALUES

Business

OUR COMPANY

We are a newly formed company that was incorporated in April 2005 under the laws of the Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc., a Delaware corporation, or OSG. Simultaneously with the completion of this offering, we will acquire a fleet of seven double-hull tankers consisting of three very large crude carriers, or VLCCs, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. Our fleet principally operates on international routes and had a combined carrying capacity of 1,342,372 dwt and a weighted average age of 5.4 years as of July 1, 2005, compared with a weighted average age of 9.6 years for the world tanker fleet.

We will acquire the seven vessels in our fleet from subsidiaries of OSG in exchange for cash and shares of our common stock, at which time we will charter these vessels back to subsidiaries of OSG. OSG, one of the world's largest bulk-shipping companies, owns and operates a modern fleet of 93 vessels (including the seven vessels that comprise our fleet) that have a combined carrying capacity of 12.2 million dwt. OSG's fleet consists of both internationally flagged and U.S. flagged vessels that transport crude oil, petroleum products and dry bulk commodities. Following the completion of this offering, OSG will beneficially own approximately 33% of our outstanding common stock, assuming the underwriters do not exercise their over-allotment option.

Our strategy is to charter our vessels primarily pursuant to multi-year time charters to take advantage of the stable cash flow associated with long-term time charters. In addition, our time charter arrangements include a profit sharing component that gives us the opportunity to earn additional hire when vessel earnings exceed the basic hire amounts set forth in the charters. When our vessels are operated in the Tankers International Pool and the Aframax International Pool, we expect our potential to earn additional hire will benefit from the higher utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel's earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance.

We have agreed to time charter our tankers to subsidiaries of OSG for terms of five to six and one-half years. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel's class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel, which we call the Broker Panel, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

OUR COMPETITIVE STRENGTHS

We believe that we have a number of strengths that provide us with a competitive advantage in the tanker industry, including:

–>
A modern, high quality fleet.  As of July 1, 2005, our three VLCC and four Aframax vessels had a weighted average age of 5.4 years, compared with a weighted average age for the world tanker fleet of 9.6 years. All of our tankers are of double hull construction and were designed and built to

  OSG's specifications and have only been operated by OSG. We believe they are among the most efficient and safest tankers in the world. We believe that owning and maintaining a modern, high quality fleet reduces off hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our ships.

–>
Participation in OSG's pooling arrangements.  We expect to benefit from OSG's membership in the Tankers International Pool for VLCCs and the Aframax International Pool for Aframaxes, as we expect OSG's subsidiaries will operate our vessels in these pools. We believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

–>
An experienced management team.  Our management team is led by Ole Jacob Diesen, our chief executive officer, who has over 30 years of experience in the shipping industry. Mr. Diesen has been an independent corporate and financial management consultant since 1997 and has extensive experience in the shipping industry, including advising on a broad range of shipping transactions such as vessel sales and financings, vessel charters, pooling and technical management agreements.

OUR STRATEGY

Our strategy is designed to generate stable cash flow through long-term fixed rate charters that provide us with the potential to earn additional revenue. The key elements of our strategy are:

–>
Time charter our fleet to OSG under multi-year, fixed-rate time charters that provide for profit sharing.  We have agreed to time charter our vessels to subsidiaries of OSG, one of the world's largest bulk-shipping companies, for periods of five to six and one-half years under charters that provide for fixed monthly payments, plus the potential to earn additional profit sharing payments. We believe that our long-term charters will generate stable and predictable cash flow and provide us with the opportunity to earn significant additional hire as market rates exceed our basic hire rates.

–>
Substantially fix our operating costs under our ship management agreements.  Our tankers will be managed by Tanker Management Ltd., a wholly owned indirect subsidiary of OSG that we refer to as Tanker Management, or our technical manager, pursuant to ship management agreements that will become effective at the completion of this offering. Under these agreements, which are coterminous with the charter for the applicable vessel, Tanker Management will assume all responsibilities for the technical management of our vessels and for most of the operating costs (excluding insurance premiums and vessel taxes) in exchange for a fee that will be fixed for the first two years of the agreements. We believe these arrangements provide us with added certainty regarding the operating costs of our vessels.

–>
Strategically expand our fleet. We intend to grow our fleet through timely and selective acquisitions of additional vessels in a manner that is accretive to earnings and dividends per share. Although the vessels in our fleet will initially consist of our three VLCCs and four Aframax tankers, we intend to consider potential acquisitions of tankers in smaller size classes as well. To facilitate our future acquisitions, we expect to enter into a credit facility in connection with this offering that, subject to the satisfaction of conditions to drawdown, will permit us to borrow on a committed basis up to $150 million to finance the purchase price of additional vessels that we may acquire in the future.

MEMORANDA OF AGREEMENT

The following summary of the material terms of the memoranda of agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the memoranda of agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire memorandum of agreement for each vessel filed as an exhibit to the registration statement of which this prospectus forms a part.

Pursuant to the memoranda of agreement that we entered on September 20, 2005, we have agreed to acquire seven tankers from subsidiaries of OSG simultaneously with the closing of this offering. The total purchase price for these vessels will be equal to the net proceeds from the sale of 20,000,000 shares of common stock pursuant to this offering, after deducting underwriting commissions and estimated offering expenses, borrowings of $236 million under the term loan portion of our credit facility and the issuance of 9,999,900 shares of our common stock to a wholly owned subsidiary of OSG. Each of our subsidiaries will acquire one of the vessels set forth below. We will be the borrower under our credit facility and each of our subsidiaries will guarantee our obligations under the credit facility.

Based on an assumed public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the purchase price for our fleet will be approximately $664.3 million. Each of our subsidiaries has agreed to purchase one tanker for the percentage of the purchase price set forth below. The amount of cash and number of shares of our common stock that comprise the purchase price for each vessel is set forth in the memoranda of agreement which are filed as exhibits to our registration statement.

Vessel	Type	Percentage of aggregate purchase price

Overseas Ann	VLCC	21.5%
Overseas Chris	VLCC	21.5%
Regal Unity	VLCC	16.8%
Overseas Cathy	Aframax	12.2%
Overseas Sophie	Aframax	11.8%
Rebecca	Aframax	8.1%
Ania	Aframax	8.1%

		100.0%

Under the memoranda of agreement, the subsidiaries of OSG have warranted to us that the vessels to be sold to us will be delivered in class, without recommendation (or that any existing recommendation will be addressed at OSG's expense) and with valid classification certificates. Each of the OSG subsidiaries has also warranted to us that the vessels to be sold to us will be free from all charters, encumbrances, mortgages and maritime liens or any other debts whatsoever (other than the time charters we have entered with OSG and any subcharter arrangements OSG has made) and will indemnify us against all consequences of claims made against the vessels which have been incurred prior to the time of delivery.

Under the memoranda of agreement, we have the right to inspect each of the vessels and its records in connection with our purchase. We have completed such inspections using a qualified third party but we have not performed any underwater inspections prior to the time of delivery. OSG will be responsible for repairing any class condition or recommendation that is found to have existed at its own cost. As of the date of this prospectus, we are aware of two recommendations that we believe are immaterial. OSG has agreed that it is responsible for these recommendations, including payment of charter hire for any possible off hire time that results from such recommendations.

CHARTER ARRANGEMENTS

The following summary of the material terms of the charters does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the charters. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire time charter party for each vessel filed as an exhibit to the registration statement of which this prospectus forms a part.

General

Prior to the completion of this offering, our wholly owned subsidiaries will agree to time charter our vessels to the charterers under the charters for a period of five to six and one-half years, as set forth in the table below. Each time charter may be renewed by the charterer on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. The charterer must exercise its renewal option in writing at least 90 days prior to expiration of the existing charter. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel's class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the charter. The shipbrokers panel, which we call the Broker Panel, will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer. We have agreed to guarantee the obligations of each of our subsidiaries under the charters and OSG has agreed to guarantee each charterer's obligation to make charter payments to us.

Vessel	Term of Initial Charter	Expiration of Initial Charter	Term of Extension Periods	Maximum Aggregate Extension Term

Overseas Ann	6 1/2 years	April 16, 2012	1, 2 or 3 years	8 years
Overseas Chris	6 years	October 16, 2011	1, 2 or 3 years	8 years
Regal Unity	5 1/2 years	April 16, 2011	1, 2 or 3 years	6 years
Overseas Cathy	6 1/4 years	January 16, 2012	1, 2 or 3 years	8 years
Overseas Sophie	5 3/4 years	July 16, 2011	1, 2 or 3 years	8 years
Rebecca	5 years	October 16, 2010	1, 2 or 3 years	5 years
Ania	5 years	October 16, 2010	1, 2 or 3 years	5 years

The charterers are wholly-owned subsidiaries of OSG. Under the charters, we will be required to keep the vessels seaworthy, and to crew, operate and maintain them, including ensuring (i) that the vessels have been approved for trading (referred to in the industry as "vetting approvals") by a minimum of four major oil companies and (ii) that we do not lose any vetting approvals that are required to maintain the vessels' trading patterns. Tanker Management will perform those duties for us under the ship management agreements described below. If structural changes or new equipment is required due to changes mandated by legislation or regulation, the vessel classification society or the standards of an oil company for which vetting approval is required, the charterers will be required to pay the first $50,000 per year per vessel for all such changes. To the extent the cost of all such changes exceeds $50,000 the excess cost will be apportioned to us and the charterer of the vessel on the basis of the ratio of the remaining charter period and the remaining useful life of the vessel (calculated as 25 years from the year built), with the charterers paying 50% of the apportioned cost. Each charter also provides that the basic hire will be reduced if the vessel does not achieve the performance specifications set forth in the charter. Pursuant to the charters, the charterers have agreed to endeavour to avoid or limit any liability to their customers for consequential damages. In addition, the charterers and OIN have agreed to use their commercial best efforts to charter our vessels on market terms and to ensure that preferential treatment is not given to any other vessels owned, managed or controlled by OIN or its affiliates.

The charterers have a right of first offer over the sale of a vessel, which, in the event we wish to sell a vessel, requires us to offer to sell the vessel to the applicable charterer at a price determined by a shipbroker panel. The charterers will not be obligated to pay us charter hire for off hire days that include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, we expect to obtain loss of hire insurance that will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 days (in the case of our Aframaxes) per incident (up to a maximum of 120 days per incident), following any loss under our hull and machinery policy.

The terms of the charters do not provide the charterers with an option to terminate the charter before the end of their respective terms. However, the charterers may terminate in the event of the total loss or constructive total loss of a vessel, if the vessel fails an inspection by a government and/or a port state authority, in the event the vessel fails to comply with the charter's vetting requirements, or in the event that the vessel is rendered unavailable for charterers' service for a period of thirty days or more as a result of detention of a vessel by any governmental authority, or by any legal action against vessel or owners, or by any strike or boycott by the vessel's officers or crew.

Basic hire

Under each time charter, the daily charter rate for each of our vessels, which we refer to as basic hire, will be payable to us monthly in advance and will increase annually. The basic hire under the charters for each vessel type during each year of the fixed term of the charter is as follows:

Charter Year	End of Charter Year*	VLCC	Aframax (Overseas Cathy and Overseas Sophie)	Aframax (Rebecca and Ania)

1	October 16, 2006	$37,200/day	$24,500/day	$18,500/day
2	October 16, 2007	37,400/day	24,700/day	18,700/day
3	October 16, 2008	37,500/day	24,800/day	18,800/day
4	October 16, 2009	37,600/day	24,900/day	18,900/day
5	October 16, 2010	37,800/day	25,100/day	19,100/day
6	October 16, 2011	38,100/day	25,400/day

*
The charters for the Overseas Cathy and the Overseas Ann expire on January 16, 2012 and April 16, 2012, respectively. During the period from October 16, 2011 to their respective expiration dates, the basic hire is $25,700 and $38,500 per day, respectively. The charter for the Regal Unity expires on April 16 , 2011 and the charter for the Overseas Sophie expires on July 16, 2011.

Under each time charter, the charterer will have the option to renew the charter on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the vessel. Each such option will be exercisable not less than three months prior to the then effective charter expiration date. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the vessel's class, as decided by the Broker Panel, or (ii) the basic hire rate set forth in the charter. The Broker Panel will be The Association of

Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and the charterer.

Additional Hire

Pursuant to our charter framework agreement, the parent of each of the charterers, OSG International, Inc., or OIN, has agreed to pay us quarterly in arrears a payment, which is in addition to the basic hire we will receive under our charters, that we refer to as additional hire. OIN will pay us additional hire on a quarterly basis equal to 40% of the excess, if any, of the aggregate charter hire earned (or deemed earned in the event that a vessel is operated in the spot market outside a pool) by the charterers on all of our vessels above the aggregate basic hire paid by the charterers to us in respect of all of our vessels during the calculation period. OSG has agreed to guarantee the additional hire payments due to us under the charter framework agreement. If we sell a vessel to a third party, the vessel will continue to be subject to the charter framework agreement and will continue to earn additional hire, but will not be included in our fleetwide calculations. Additional hire will be calculated on a time charter equivalent, or TCE, basis, regardless of whether the charterers operate our vessels in a pool, on time charters or in the spot market. However, the manner in which charter hire is calculated for a given period will depend on whether our vessels are operated in a pool or in the time or spot charter market. Currently, all of our vessels are operated in either the Tankers International Pool or the Aframax International Pool.

General provisions regarding additional hire.

For the First Four Fiscal Quarters.    Additional hire will be calculated at the end of each quarter through and including the quarter ending September 30, 2006 for the period commencing on the effective date of the charters and ending on the last day of the applicable quarter, as follows:

–>
TCE revenue earned or deemed earned by the charterers for all of our vessels over the calculation period will be aggregated;

–>
the basic hire earned by all of our vessels during the calculation period will also be aggregated;

–>
additional hire for the calculation period will be equal to 40% of the excess, if any, of the TCE revenue earned or deemed earned by the charterers over the basic hire earned by all of our vessels;

–>
Additional hire payable for the relevant quarter will be equal to the excess, if any, of the additional hire for the calculation period over the amount of additional hire paid in respect of previous quarters; and

–>
If, at September 30, 2006, the amount of additional hire paid since the effective date exceeds the amount of additional hire that would have been paid using a single calculation period that started on the effective date and ended on September 30, 2006, then the excess shall be available to offset future additional hire amounts until September 30, 2007.

The calculation period for each of the four quarters beginning on the effective date and ending on September 30, 2006 will be the period commencing on the effective date and ending on the last day of such calendar quarter.

In Subsequent Fiscal Periods.    Additional hire for any calendar quarter ending after September 30, 2006 will also be calculated on a fleetwide basis and will be equal to an amount that is 40% of the excess, if any, of (i) the aggregate of the rolling four quarter weighted average hire for all of our vessels in the calendar quarter over (ii) the aggregate of the basic hire earned by all of our vessels in that calendar quarter. The weighted average hire for each vessel will be determined by:

–>
aggregating all TCE revenue earned or deemed earned by the vessel in the four quarter period ending on the last day of the quarter and dividing the result by the number of days the vessel was on hire in that four quarter period; and

–>
multiplying the resulting rate by the number of days the vessel was on hire in the calendar quarter.

OIN will be responsible for performing the additional hire calculations each quarter, subject to our right to review its calculations. Additional hire, if any, is payable on the 35th day following the end of each calendar quarter. We will not be required to refund any additional hire payments made to us by OIN in respect of prior periods due to our vessels earning less than the basic hire amounts.

Additional hire for vessels operating in a pool.

General.    In order to enhance vessel utilization and earnings, OSG is a member of the Tankers International Pool, which operates VLCCs and ULCCs, and the Aframax International Pool, which operates Aframaxes. Our vessels are currently operated in these pools. The Tankers International Pool currently consists of 49 vessels, including our three VLCCs, and the Aframax International Pool currently consists of 37 vessels, including our four Aframaxes. The large number of vessels managed by these pools allows them to enhance vessel utilization, and therefore vessel earnings, with backhaul cargoes and contracts of affreightment, or COAs, which minimize idle time and distances travelled empty. We therefore believe that, over a longer period of time, our potential to earn additional hire will be enhanced by the higher utilization rates and lower overhead costs that a vessel operating inside a pool can achieve compared with a vessel operating independently outside of a pool.

Allocation of pool revenues.    Earnings generated by all vessels operating in a pool are expressed on a TCE basis and then pooled and allocated based on a pre-arranged weighting system that recognizes each vessel's earnings capacity based on its cargo capacity, speed and consumption, and actual on-hire performance. Earnings from vessels operating on voyage charters in the spot market and on COAs within the pool need to be converted into TCEs (by subtracting voyage expenses such as fuel and port charges) while vessels operating on time charters within a pool do not need to be converted. For vessels operating on voyage charters in the spot market and on COAs, aggregated voyage expenses are deducted from aggregated revenues to result in an aggregate net revenue amount, which is the TCE amount. These aggregate net revenues are combined with aggregate time charter revenues to determine aggregate pool TCE revenue. Aggregate pool TCE revenue is then allocated to each vessel in accordance with the allocation formula. Because OSG currently operates all the VLCCs and Aframaxes it owns and charters-in in the Tankers International and Aframax International Pools, respectively, we expect that our vessels will be operated in these pools and that each charterer will earn its vessel's share of the respective pool's TCE revenue from the commencement of our time charters with OSG's subsidiaries and for so long as OSG maintains its membership in that pool. However, OSG can withdraw from either pool at any time, and the members of either pool can agree to change the terms of their respective pools at any time. Furthermore, under the current terms of the respective pool agreements, OSG may withdraw a particular VLCC (including any of ours) from the Tankers International Pool and time charter it to third party for a term exceeding five years and may withdraw a particular Aframax (including any of ours) from the Aframax International Pool and time charter it to a third party for a term in excess of three years.

The amount of TCE revenue earned by our vessels that operate in a pool will be equal to the pool earnings for those vessels, as reported to each charterer by the respective pool manager.

Additional hire for vessels operating outside of a pool.

If OSG withdraws any of our vessels from a pool, or if a pool disbands, the methodology for calculating TCE revenue for determination of additional hire with respect to that vessel will change in the applicable quarter. In that case, TCE revenue for the affected vessel will be equal to:

–>
for periods under time charters:  actual time charter hire earned by the charterer under time charters to third parties for any periods during the quarter that the vessel operates under the time charter, less ship broker commissions paid by the charterer to unaffiliated third parties in an amount not to exceed 2.5% of such time charter hire and commercial management fees paid by the charterer to unaffiliated third parties in an amount not to exceed 1.25% of such time charter hire; plus

–>
for periods in the spot market:  the TCE revenue deemed earned by the charterer in the spot market, calculated as described under the special provisions referred to below. We define spot market periods as periods during the quarter that a vessel is not subchartered by the charterer under a time charter or operating in a pool and during which the vessel is on hire under our time charter with the charterer.

Special provisions regarding the calculation of additional hire when vessels are operated outside of a pool and not in the time charter market.

If a vessel is operated by a charterer outside of a pool and not in the time charter market (i.e., in the spot market), TCE revenue will be deemed earned for the period that the vessel is operating on the spot market and is on hire under our time charter. TCE revenue will be calculated each quarter using averages of the daily spot rates (expressed in Worldscale Points) for the routes specified below, as determined by the Broker Panel. We refer to these averages as the average spot rates and we refer to these routes as the notional routes. The average spot rates will be determined for the notional routes as follows:

–>
multiplying the daily spot rate expressed in Worldscale Points (first divided by 100) by the applicable Worldscale flat rate (expressed in U.S. dollars per ton of cargo) for the notional route as set forth in the New Worldwide Tanker Nominal Freight Scale issued by the Worldscale Association for the relevant period and multiplying that product by the cargo size (in tons) for each vessel type to calculate freight income;

–>
subtracting voyage costs consisting of brokerage commissions of 2.5% and commercial management costs of 1.25%, bunker costs and port charges from freight income to calculate voyage income; and

–>
dividing voyage income by voyage duration, including time in port.

A TCE per-day rate will be calculated based on the average spot rates reported by the Broker Panel and weighted by the notional routes as described below. TCE revenue for the vessel will be calculated by multiplying the TCE per-day rate by the number of days the vessel was operating on hire under our time charter during that quarter.

The Broker Panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and OIN. If Worldscale ceases to be published, the Broker Panel shall use its best judgment in determining the nearest alternative method of assessing the market rates on the specified voyages.

On the last day of each calendar quarter, OIN will instruct the Broker Panel to determine for each notional route the average spot rate for the relevant period during that quarter that the vessel was on hire. Periods for which a vessel is off hire under our time charter for any reason will be excluded from the calculation. The Broker Panel will be instructed to deliver their assessment of the average spot rates no later than the fifth business day following the instruction date to make such assessment. Upon receipt of the Broker Panel's assessment of the average spot rates, OIN will calculate the TCE revenue deemed earned by each charterer for the relevant periods during that quarter, and will deliver such calculation to us no later than the fifth business day following the date on which it receives the average spot rate assessment from the Broker Panel. Such TCE revenue amounts will be included in the additional hire calculation for the quarter. Determinations of the Broker Panel will be binding on us and OIN. We and OIN will share equally the cost of such Broker Panel assessment and of any experts engaged by the Broker Panel.

The notional routes, cargo sizes and the weighting to be applied to each route in calculating the time charter equivalent daily rates is as follows:

1.
Aframaxes

  Puerta la Cruz to Corpus Christi with 70,000 tons of crude (50% weight)
  Sullom Voe to Wilhelmshaven with 80,000 tons of crude (25% weight)
  Banias to Lavera with 80,000 tons of crude (25% weight)

2.
VLCCs

  Ras Tanura to Chiba with 250,000 tons of crude (50% weight)
  Ras Tanura to LOOP with 280,000 tons of crude (46% weight)
  Offshore Bonny to LOOP with 260,000 tons of crude (4% weight)

The notional routes are intended to represent routes on which Aframaxes and VLCCs will typically be traded by the charterers. If during the term of the charter, in OIN's reasonable opinion, any notional route ceases to be used by Aframaxes or VLCCs, as the case may be, or the selection of bunkering ports for purposes of determining bunker prices ceases to be representative of bunkering practice along a notional route, OIN may, with our consent, which we may not unreasonably withhold, instruct the Broker Panel to substitute alternative notional routes and bunkering ports that most closely match the routes and bunkering ports then being used by Aframaxes or VLCCs and to apply appropriate weights to such alternative routes for such period.

If in OIN's reasonable opinion it becomes impractical or dangerous, due to war, hostilities, warlike operations, civil war, civil commotion, revolution or terrorism for Aframax tankers and VLCCs to operate on the notional routes, OIN may request our agreement, which we may not unreasonably refuse, for the average daily rate to be determined during the period of such danger or restriction of trading using average spot rates determined by the Broker Panel for alternative notional routes proposed by the charterer that reasonably reflect realistic alternative round voyage trade for Aframaxes and VLCCs during the period of such danger or restriction of trading. In such event, the TCE revenue for such period will be calculated using the daily spot rates for such alternative routes and applying such weights as determined by the charterer, with our agreement, which we may not unreasonably refuse.

Additional details on the calculation of TCE revenue for spot periods are set forth below:

–>
Calculation of voyage duration.  The voyage duration for each notional route will be calculated for the laden and ballast legs of a round trip on such notional route using the distance, speed and time in port specified below for each vessel.

–>
Data used in calculations.  The following data will be used in the above calculations and is subject to annual review to ensure consistency with industry standards:

  Bunkers in port

        For Overseas Cathy and Overseas Sophie:    loading 20 tons; discharging 20 tons.

        For Rebecca and Ania:    loading 20 tons; discharging 20 tons.

        For VLCCs:    loading 50 tons; discharging 200 tons.

  Bunker costs

  Bunkers used in the calculation of freight income will be determined based on speed, distance and consumption of bunkers at sea and in port. Bunker costs will be equal to the bunkers used multiplied by the bunker price. Bunker prices will be as published by Platts Bunkerwire, or a similar publication or quotation service mutually acceptable to us and the charterer, and will be increased for barge delivery charges to reflect the average barge delivery charges in the applicable port over the prior applicable period.

  Bunker prices for Aframaxes:    the weighted average of the daily mean prices during the spot period for Marine Fuel Oil grade IFO 380 CST prevailing at each of Houston (50% weighting), Rotterdam (25% weighting) and Gibraltar (25% weighting).

  Bunker prices for VLCCs:    the average of the daily mean prices during the spot period for Marine Fuel Oil grade IFO 380 CST prevailing at each of Fujairah and Houston, averaged on an equal weighting.

  Port charges

  The port charges for each notional route will be equal to the sum of port tariffs, tugs and other port call expenses at the loading and discharging ports, in U.S. dollars, converted if necessary at the exchange rate in effect on the last calendar day of the period for which the TCE day rate is being calculated.

  Time in port

  For Aframaxes:    5 days, which will be split 2 days loading, 2 days discharging and 1 day idling.

  For VLCCs:    7.5 days, which will be split 3 days loading, 3 days discharging and 1.5 days idling.

  Distance

  The distance for each notional route will be determined according to the "World-Wide Marine Distance Tables" published by British Petroleum.

  Speed and consumption at sea

  For Overseas Cathy and Overseas Sophie:    15 knots at 60 tons per day in laden condition and 15 knots at 60 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

  For Rebecca and Ania:    13.3 knots at 37 tons per day in laden condition and 13.3 knots at 37 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

  For VLCCs:    14.75 knots at 105 tons per day in laden condition and 15.75 knots at 100 tons per day in ballast condition, less a steaming allowance of 7.5% applied to the speeds to allow for weather and navigation.

SHIP MANAGEMENT AGREEMENTS

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire ship management agreement for each vessel filed as an exhibit to the registration statement of which this prospectus forms a part.

Prior to the completion of this offering, our vessel owning subsidiaries will enter into fixed rate ship management agreements with Tanker Management. Under the ship management agreements, Tanker Management will be responsible for all technical management and most of the associated costs, including crewing, maintenance, repair, drydockings (subject to the provisions described below), maintaining required vetting approvals, and other vessel operating expenses, but excluding insurance premiums and vessel taxes. We will agree to guarantee the obligations of each of our subsidiaries under the ship management agreements.

Tanker Management will be responsible for all scheduled drydocking costs related to our vessel during the term of the ship management agreement. However, if a ship management agreement is terminated, we will make a payment to Tanker Management in the amount of the cumulative scheduled drydocking costs paid by Tanker Management in excess of the cumulative drydock-related management fee payments paid by us, in accordance with the terms set forth in the applicable ship management agreement. If at such time cumulative drydock-related management fee payments paid by us exceed cumulative scheduled drydocking costs paid by Tanker Management, we will receive a payment from Tanker Management in the amount of the difference. Following the first drydocking of the applicable vessel, we will be responsible for any reasonably unanticipated repair to a vessel that (i) is not due to the fair wear and tear of the vessel and (ii) exceeds any insurance or warranty coverage amounts.

Tanker Management will also be obligated under the ship management agreements to arrange for insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and loss of hire insurance and we will be responsible for the payment of all premiums. Tanker Management will be responsible for the payment of deductibles subject to the following per claim limits:

–>
for our hull and machinery policy, $185,000 for claims on any of our VLCCs and $110,000 for claims on any of our Aframaxes;

–>
for our protection and indemnity policy:

–>	$100,000 for claims under the running down clause and the fixed and floating objects clause, and
–>	$15,000 for all other protection and indemnity claims.

Tanker Management will not be required to make any payments in respect of any off hire period which is not covered by loss of hire insurance. We expect to obtain loss of hire insurance that will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss or constructive total loss of the vessel). Tanker Management will be permitted to assign its duties under the ship management agreements to an affiliate at any time.

Each ship management agreement is coterminous with the time charter of the associated vessel. An extension of a time charter will trigger an extension of the associated ship management agreement unless it is cancelled as described below. Under each ship management agreement, we will pay Tanker Management a technical management fee in exchange for the management services and payment of costs described above, expressed in dollars per day that is payable monthly in advance and calculated on the actual number of days in the month. For each management agreement, the technical management fee will be fixed for the first two years and will increase by 2.5% per year thereafter for the duration of the agreement.

The schedule of technical management fees for the initial charter period is as follows:

Year of Agreement	End of Annual Period	VLCC	Aframax

1	October 16, 2006	$6,500/day	$5,800/day
2	October 16, 2007	6,500/day	5,800/day
3	October 16, 2008	6,663/day	5,945/day
4	October 16, 2009	6,829/day	6,094/day
5	October 16, 2010	7,000/day	6,246/day
6	October 16, 2011	7,175/day	6,402/day
7	October 16, 2012	7,354/day	6,562/day

Under the ship management agreements, Tanker Management has agreed to maintain our vessels so that they comply with the requirements of our charters and are in class with valid certification, and to keep them in the same good order and condition as when delivered, except for ordinary wear and tear. In addition, Tanker Management will be responsible for our fleet's compliance with all government, environmental and other regulations.

The ship management agreements will be cancelable by us for any reason at any time upon 90 days advance notice. Tanker Management will not be able to cancel the agreement except for cause prior to the second anniversary. Following the second anniversary, termination by Tanker Management requires at least 90 days advance notice. Both parties also have the right to terminate any of the ship management agreements if the relevant charter has been terminated. If a ship management agreement is terminated, we will be required to pay a termination fee of $45,000 per vessel to cover costs of the manager associated with termination. We will also be required to obtain the consent of the applicable charterer and our lenders before we appoint a new manager; however, such consent may not to be unreasonably withheld. Each charterer also has the right to cause us to change the manager of the vessel under certain circumstances if it is dissatisfied with the manager's performance.

OSG and its affiliates, including Tanker Management, provide or will provide technical and operational management and payroll and support services for OSG's fleet of vessels, including vessels that are majority owned by independent third parties.

OUR FLEET

The following chart summarizes certain information about the seven vessels we will acquire from OSG and its subsidiaries.

Vessel	Year Built	Dwt	Current Flag	Classification Society

VLCC
Overseas Ann	2001	309,327	Marshall Islands	Lloyds
Overseas Chris	2001	309,285	Marshall Islands	Lloyds
Regal Unity	1997	309,966	Marshall Islands	ABS
Aframax
Overseas Cathy	2004	112,028	Marshall Islands	ABS
Overseas Sophie	2003	112,045	Marshall Islands	ABS
Rebecca	1994	94,873	Marshall Islands	ABS
Ania	1994	94,848	Marshall Islands	ABS

The Regal Unity was built in Japan by Universal Shipbuilding Corporation (formerly Hitachi Zosen Corporation) and our other six vessels were built by Hyundai Heavy Industries Co. in South Korea, in each case under full-time on-site supervision of OSG's in-house naval architects.

The vessels were built to OSG's specifications, which, in many areas, exceed industry and shipyard standards and regulatory requirements in place at the time of construction. The vessels were built with limited use of high tensile steel and incorporate additional steel in areas subject to high stress. All of our vessels incorporate higher coating specifications for both the hull and the cargo tanks to minimize corrosion, reduce maintenance and help protect the environment. In addition, all of our vessels have been outfitted with high quality navigation and safety equipment as well as enhanced anti-pollution features. As a result, we believe our vessels are among the most efficient and safest tankers in the world.

As of September 20, 2005, our vessels were appraised by an independent third party on the basis of a sale for prompt delivery for cash at arms' length on normal commercial terms as between a willing buyer and seller, free of any charter or other contracts of employment, as follows: the Overseas Ann and the Overseas Chris at $127.5 million each, the Regal Unity at $110 million each, the Overseas Cathy and the Overseas Sophie at $65 million and the Rebecca and the Ania at $52 million each.

RISK OF LOSS AND INSURANCE

Our operations may be affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Tanker Management is responsible for arranging for the insurance of our vessels on terms specified in the ship management agreements, which we believe are in line with standard industry practice. We will be responsible for the payment of premiums. Tanker Management will be responsible for the payment of deductibles, up to the amounts specified in the ship management agreements, but will not be required to reimburse us for off hire periods that are not covered by loss of hire insurance. In accordance with the ship management agreements, Tanker Management will arrange for marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Tanker Management has also agreed in the ship management agreements to arrange for loss of hire insurance in respect of each of our vessels, subject to the availability of such coverage at commercially reasonable terms. Loss of hire insurance generally provides coverage against business interruption following any loss under our hull and machinery policy. We expect to obtain loss of hire insurance that will generally provide coverage against business interruption for periods of more than 21 days (in the case of our VLCCs) or 14 (in the case of our Aframaxes) per incident (up to a maximum of 120 days) following any loss under our hull and machinery policy (mechanical breakdown, grounding, collision or other incidence of damage that does not result in a total loss of the vessel). Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our anticipated insurance coverage will be adequate to protect us against the accident-related risks involved in the conduct of our business and that we will maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to obtain adequate insurance coverage at commercially reasonable rates in the future following termination of the ship management agreements.

INSPECTION BY A CLASSIFICATION SOCIETY

Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Each of our vessels has been certified as being "in class" by a member society of the International Association of Classification Societies, indicated in the table on page 78 of this prospectus.

ENVIRONMENTAL REGULATION

Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under our ship management agreements, Tanker Management will assume technical management responsibility for our fleet, including compliance with all government and other regulations. If our ship management agreements with Tanker Management terminate, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein and any costs associated with such compliance. However, in such event we may be unable to hire another party to perform these and other services for a fixed fee as is the case with Tanker Management, and we may incur substantial costs to comply with environmental requirements.

A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Tanker Management will be required to maintain operating standards for all of our tankers emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stringent requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

INTERNATIONAL MARITIME ORGANIZATION

In April 2001, the IMO adopted regulations under the International Convention for the Prevention of Pollution from Ships, or MARPOL, requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993, to have double hull, mid-deck or equivalent design. At that time the regulations also required the phase-out of non-double hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age. Existing single hull tankers were required to be phased out unless retrofitted with double hull, mid-deck or equivalent design no later than 30 years after delivery. These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate. Subsequent amendments to the MARPOL regulations accelerated the phase out of single hull tankers to 2005 for Category I vessels and 2010 for Category II and III vessels. Category I vessels are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are pre-MARPOL Segregated Ballast Tanks (SBT) tankers. Category II tankers are crude oil tankers of 20,000 dwt and above and product tankers of 30,000 dwt and above that are post-MARPOL SBT tankers. Category III tankers are tankers above 5,000 dwt, but below the deadweight specified for Category I and II tankers above. The IMO may adopt additional regulations in the future that could further restrict the operation of single hull vessels. All of the tankers we have agreed to acquire are double-hulled and are thus not subject to phase-out under existing IMO regulations.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels are currently compliant with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect Tanker Management's ability to manage our ships.

Under the International Safety Management Code, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Tanker Management will rely upon its safety management system.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. Tanker Management has the requisite documents of compliance for its offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. Tanker Management will be required to renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the ship-owner or charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $931 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $132 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on September 8, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans, or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required.

U.S. OIL POLLUTION ACT OF 1990 AND COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of

1990, or OPA, and the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat or demise charterers are "responsible parties" who are liable, without regard to fault, for all containment and clean-up costs and other damages, including property and natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels.

In general, OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages associated with discharges of hazardous substances (other than oil). Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. Similarly, these limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility consistent with the maximum limits of liability described above for OPA and CERCLA (combined), or $1,500 per gross ton for tankers. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Tanker Management has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

Tanker Management has arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the charterer's business, which could impair the charterer's ability to make payments to us under our charters, and on Tanker Management's business, which could impair Tanker Management's ability to manage our vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of the vessels we have agreed to acquire have double hulls.

OPA also amended the Federal Water Pollution Control Act to require owners and operators of vessels to adopt vessel response plans for reporting and responding to oil spill scenarios up to a "worst case" scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a "worst case discharge". In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Tanker Management will be responsible for ensuring our vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

EUROPEAN UNION TANKER RESTRICTIONS

In July 2003, in response to the Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers used for the transport of oil from entering into its ports or offshore terminals by 2010. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single hull tankers above 15 years of age are also restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. All of the tankers we have agreed to acquire are double hulled. The European Union has also adopted legislation that: (1) bans manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters, creates an obligation of port states to inspect at least 25% of vessels using these ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and (2) provides the European Union with greater authority and control over classification societies (private organizations that, among other things, inspect and monitor ships and assess whether ships meet required technical standards), including the ability to seek to suspend or revoke the authority of negligent societies. In addition, the European Union is considering the adoption of criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

VESSEL SECURITY REGULATIONS

As of July 1, 2004, all ships involved in international commerce and the port facilities that interface with those ships must comply with the new International Code for the Security of Ships and of Port Facilities, or ISPS Code. The ISPS Code, which was adopted by the IMO in December 2002, provides a set of measures and procedures to prevent acts of terrorism, which threaten the security of passengers and crew and the safety of ships and port facilities. All of our ships have obtained an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessels flag state and each vessel has developed and implemented an approved Ship Security Plan.

LEGAL PROCEEDINGS

The nature of our business, which involves the acquisition, chartering and ownership of our vessels, exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. Under rules related to maritime proceedings, certain claimants may be entitled to attach charter hire payable to us in certain circumstances. There are no actions or claims pending against us as of the date of this prospectus.

Our Credit Facility

The following summary of the material terms of our secured credit facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Secured Loan Facility Agreement. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire Secured Loan Facility Agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

GENERAL

In connection with this offering, we expect to enter into a $401 million secured credit facility with The Royal Bank of Scotland that is expected to have a term of ten years, with no principal amortization for the first five years. The credit facility is expected to consist of a $236 million term loan, a $150 million vessel acquisition facility and a $15 million working capital facility. We will be the borrower under the credit facility and each of our seven vessel owning subsidiaries will guarantee our performance thereunder.

We intend to borrow the entire amount available under the term loan upon the completion of this offering to fund a portion of the purchase price for the seven vessels that we are acquiring from OSG. Subject to the satisfaction of the conditions to draw down described below, we will be permitted to borrow up to the full amounts of the vessel acquisition facility and the working capital facility for a period of five years from the closing of the credit facility. Commencing on the fifth anniversary of the closing of the credit facility, amounts that we are able to borrow under both facilities will reduce as set forth below.

Borrowings under the term loan and the working capital facility will bear interest at an annual rate of LIBOR, which, as of September 21, 2005 was 3.9%, plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility will bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce our exposure to fluctuations in interest rates, we expect to enter into one or more interest rate swaps on or shortly after the completion of this offering pursuant to which we will fix the interest rate on the full amount of our term loan, which will be our only outstanding indebtedness upon the completion of this offering. As of September 21, 2005, we could have fixed the interest rate on the full amount of our term loan through a swap arrangement at an effective rate of 5.2% per annum. We will be required to pay a $1.5 million fee in connection with the arrangement of the credit facility (which we intend to fund with a portion of the net proceeds from this offering) and a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.

Our ability to borrow amounts under the credit facility will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Our ability to borrow under the vessel acquisition facility, in each case, will be subject to the target vessel being a double hull tanker that is at least 45,000 dwt and no more than fifteen years old at the maturity of the facility. Our ability to borrow under the vessel acquisition facility will be subject to all of our borrowings under the credit facility not exceeding 65% of the charter-free market value of the vessels that secure our obligations under the credit facility, calculated as though we had completed the subject transaction. In addition, we will need our lender's approval of the vessel acquisition. Our lender's approval of the vessel acquisition will be in its sole discretion, taking into account such factors as the vessel's ability to generate earnings that are sufficient to fund principal payments as they become due and our ability to raise additional capital through equity issuances in amounts acceptable to our lender.

We will be required to repay the term loan commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $6.1 million and a final repayment of $114.8 million occurring simultaneously with the last quarterly repayment. In addition, the vessel acquisition facility will reduce (with any excess borrowing becoming repayable at the time of reduction) quarterly commencing three months after the fifth anniversary of the facility closing date in increments of $7.5 million. The working capital facility will also reduce (with any excess borrowing becoming repayable at the time of reduction) commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $750,000. We may voluntarily reduce undrawn amounts under the facility from time to time in minimum amounts of $1.0 million.

SECURITY

The credit facility will provide that the borrowings thereunder will be secured by the following:

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a first priority mortgage on each of the vessels we have agreed to purchase and any additional vessels that we acquire;

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an assignment of charter hire guarantees and earnings from, and insurances on, each of the vessels we have agreed to purchase and any additional vessels that we acquire;

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a pledge of the balances in our bank accounts which we have agreed to keep with The Royal Bank of Scotland plc; and

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an unconditional and irrevocable guarantee by each of our seven vessel owning subsidiaries.

The facility agreement provides that in the event of either the sale or total loss of a vessel, we must prepay an amount under the credit facility proportionate to the market value of the sold or lost vessel compared with the total market value of all of our vessels before such sale or loss together with accrued interest on the amount prepaid and, if such prepayment occurs on a date other than an interest payment date, any interest breakage costs.

COVENANTS

The facility agreement contains restrictive covenants that prohibit us and each of our subsidiaries from, among other things:

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incurring additional indebtedness without the prior consent of the lenders;

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permitting liens on assets;

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merging or consolidating with other entities or transferring all or substantially all of our assets to another person;

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paying dividends if the charter-free market value of our vessels that secure our obligations under the credit facility is less than 135% of our borrowings under the credit facility plus the actual or notional cost of terminating any interest rates swaps that we enter, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant;

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changing the technical manager of our vessels without the prior consent of the lenders;

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making certain loans, advances or investments;

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entering into certain material transactions with affiliated parties;

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entering into certain types of charters, including bareboat charters and time charters or consecutive voyage charters of greater than 13 months (excluding our charters with OSG's subsidiaries);

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de-activating any of our vessels or allowing work to be done on any vessel in an aggregate amount greater than $2.0 million without first obtaining a lien waiver;

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making non-ordinary course acquisitions or entering into a new line of business or establishing a place of business in the United States or any of its territories;

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selling or otherwise disposing of a vessel or other assets or assigning or transferring any rights or obligations under our charters and our ship management agreements.

The facility agreement also contains a financial covenant requiring that at all times the charter-free market value of our vessels that secure our obligations under the credit facility be no less than 120% of our borrowings under the credit facility plus the actual or notional cost of terminating any of our interest rates swaps. In the event that the aggregate charter-free market value of the vessels that secure our obligations under the credit facility is less 120% of our borrowings under the credit facility plus the actual or notional cost of terminating any of our interest rates swaps, the difference shall be recovered by pledge of additional security acceptable to the lenders or by a prepayment of the amount outstanding at the option of the borrowers.

EVENTS OF DEFAULT

Each of the following events with respect to us or any of our subsidiaries, in some cases after the passage of time or notice or both, will be an event of default under the facility agreement:

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non-payment of amounts due under the credit facility;

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breach of our covenants;

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misrepresentation;

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cross-defaults to other indebtedness in excess of $2.0 million;

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materially adverse judgments or orders;

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event of insolvency or bankruptcy;

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acceleration of any material amounts that us or any of our subsidiaries is obligated to pay;

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breach of a time charter or a charter hire guaranty in connection with any of our vessels;

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default under any collateral documentation or any swap transaction;

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cessation of operations;

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unlawfulness or repudiation;

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if, in the reasonable determination of the lender, it becomes impossible or unlawful for us or any of our subsidiaries to comply with our obligations under the loan documents; and

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if any event occurs that, in the reasonable opinion of the lender, has a material adverse effect on our and our subsidiaries' operations, assets or business, taken as a whole.

The facility agreement provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral.

Management

The following table sets forth information regarding our executive officers and directors. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three-year term. Each of our directors was elected in July 2005. All of our current directors are independent.

Name	Age	Position

Erik Lind	50	Class I Director and Chairman
Randee Day	57	Class II Director
Rolf Wikborg	47	Class III Director
Ole Jacob Diesen	57	Chief Executive Officer
Eirik Ubøe	44	Chief Financial Officer

The term of our Class I director expires in 2008, the term of our Class II director expires in 2007 and the term of our Class III director expires in 2006.

Set forth below is a brief description of the business experience of our directors and executive officers.

Erik Lind—Chairman of the Board. Mr. Erik Lind has been chief executive of Tufton Oceanic Finance Group (TOFG), a London-based investment banking firm focused on the shipping and oil related industries, and Managing Director of Tufton Oceanic Ltd., its U.K. subsidiary, since 2004. Mr. Lind has more than 25 years experience in corporate banking, global shipping and specialized and structured asset financing. From 1995 to 2001, Mr. Lind served as Executive Vice President and a member of the Executive Management Committee at IM Skaugen ASA, a Norwegian public bulk shipping and logistics company engaged in the transportation of petrochemical gases, LPG and organic chemicals as well as crude oil lightering, in various financial management, operational and corporate and business development roles. Mr. Lind has also held senior and executive positions with Manufacturers Hanover Trust Company, Oslobanken and GATX Capital. He has been actively involved in corporate recapitalization, financial restructurings, acquisitions, structured finance and joint venture investments. In addition to his positions within TOFG. Mr. Lind currently serves on the boards of Frilin AS, a Norwegian private investment company, and Christiania Capital Partners, a private financial advisory and consulting firm based in Norway. Mr. Lind is a resident of the United Kingdom and a citizen of Norway.

Randee Day—Director. Ms. Randee Day has been a Managing Director at The Seabury Group, a leading advisory and consulting firm specializing in the transportation industry, since 2004 and is responsible for all of Seabury's activities related to the maritime industry. Ms. Day has more than 25 years of specialized international financial experience in the marine and energy sectors. From 1985 to 2004, Ms. Day was a Founding Partner of Day & Partners, Inc., a financial advisory and consulting firm focused on the maritime, energy and cruise industries with a diversified client base consisting of shipping companies, commercial banks and government agencies. Ms. Day has an extensive background in international trust and maritime law and has worked with clients on bankruptcies, foreign judgments and strategies for disposing of real estate and shipping assets in various international jurisdictions. Ms. Day has served as an independent director and audit committee chair of TBS International Ltd., a Bermuda based operator of one of the world's largest controlled fleets of multipurpose tweendeck bulk carriers, since 2001. From 1979 to 1985, Ms. Day served as the head of J.P. Morgan's Marine Transportation and Finance department in New York, where she was responsible for managing a $1 billion loan portfolio and overseeing relationships with the bank's shipping clients in the Western Hemisphere and the Far East. She also served in the London offices of J.P. Morgan, Continental Illinois National Bank & Trust and Bank of America. Ms. Day is a resident and citizen of the United States.

Rolf A. Wikborg—Director. Mr. Wikborg is Managing Director of AMA Norway A/S and AMA Capital Partners in New York, a maritime merchant banking group involved in mergers and acquisitions, restructurings and financial engineering in the shipping, offshore and cruise sector. Mr. Wikborg has extensive experience arranging operating and financial leases for operators in the maritime field and recently has been active arranging mergers and acquisitions. Prior to founding the AMA group in New York in 1987, Mr. Wikborg was a Managing Director at Fearnleys, Mexico, for two years after having worked in the Project Department of Fearnleys, an Oslo based ship-broker. Mr. Wikborg is a Director of Cruiseinvest, which owns a number of modern cruise vessels as well as a Director of NFC Al Rubban Fund, an international fund that specializes in maritime investments. Mr. Wikborg holds a Bachelor of Science in Management Sciences from the University of Manchester, England. Mr. Wikborg is an officer in the Royal Norwegian Navy and is a citizen and resident of Norway.

Ole Jacob Diesen—Chief Executive Officer. Mr. Ole Jacob Diesen has been an independent corporate and financial management consultant since 1997, serving a diverse group of clients primarily in the tanker industry. Mr. Diesen has advised on a broad range of shipping transactions, including mergers and acquisitions, corporate reorganizations, joint ventures, asset sales, equity, debt and lease financings and vessel charters, pooling and technical management agreements. Mr. Diesen's career in shipping and shipping finance spans over 30 years. From 1991 to 1997, Mr. Diesen served as Managing Director of Skaugen PetroTrans ASA, a Norwegian public company that was listed on the Oslo Stock Exchange. Skaugen PetroTrans is an established crude oil lightering company in the U.S. Gulf and operator of a fleet of medium sized tankers. From 1984 to 1991, Mr. Diesen headed Fearnley Group (UK) Ltd., a privately held corporate finance advisory firm specializing in the maritime and oil industries. Prior to this, Mr. Diesen served for ten years with Manufacturers Hanover Trust, a predecessor to JPMorgan Chase, in positions including Vice President and Deputy Regional Manager, where he was responsible for the bank's portfolios of shipping and Scandinavian corporate credits, and spent two years as a tanker chartering broker. Mr. Diesen currently serves on a number of boards including PetroTrans Holdings Ltd., Bermuda, the largest independently owned U.S. Gulf lightering business; Norgas Carriers Pte. Ltd., Singapore, an owner of LPG/ethylene carriers; Leif Höegh (UK) Ltd., a U.K. owner of car carriers and LNG vessels; Dole (UK) Ltd., a U.K. owner of reefer vessels; FSN Capital Holding Ltd., Jersey, a private equity firm; and Siem Industrikapital AB, a Swedish investment company with a broad portfolio of industrial holdings. Mr. Diesen is a resident of the United Kingdom and a citizen of Norway.

Eirik Ubøe—Chief Financial Officer. Mr. Ubøe has been involved in international accounting and finance for approximately 20 years, which includes time spent in ship finance and as the chief financial officer for companies listed on the Oslo Stock Exchange. From March 2002 through December 2004, Mr. Ubøe served as the chief executive and chief financial officer of Nutri Pharma ASA, an international health care company listed on the Oslo Stock Exchange. From 1997 through 2002, Mr. Ubøe worked in various positions at the Schibsted Group, the largest Norwegian media group with newspaper, television and online interests in Scandanavia, the Baltics, Switzerland, France and Spain, including as the finance director of the Schibsted Group and as chief financial officer of Schibsted's newspaper initiative in Switzerland, France and Spain. Mr. Ubøe has also served as a vice president in the corporate finance and ship finance departments of various predecessors to JPMorgan Chase both in New York and Oslo for a total of eight years. Mr. Ubøe holds an MBA from the University of Michigan's Ross School of Business and a Bachelor in Business Administration from the University of Oregon. Mr. Ubøe is a citizen and resident of Norway.

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. The board is currently composed of three directors, all of whom are independent under the applicable rules of the New York Stock Exchange.

BOARD COMMITTEES

Our board of directors, which is entirely composed of independent directors under the applicable rules of the New York Stock Exchange, will perform the functions of our audit committee, compensation committee and nominating and corporate governance committee. In its function as our audit committee, the board will be responsible for reviewing our accounting controls and for the engagement of our outside auditors. We expect that Ms. Day will be our "audit committee financial expert" as that term is defined in Item 401(h) of Regulation S-K.

DIRECTORS COMPENSATION

Each member of our board of directors will be paid an annual fee of $35,000, plus reimbursement for expenses incurred in the performance of duties as members of our board of directors. We will pay our chairman an additional $10,000 per year to compensate him for the extra duties incident to that office. We will pay the head of our audit committee an additional $7,500 per year and an additional $2,500 per year to each of the other members of the audit committee. We will pay the heads of our compensation committee and nominating and corporate governance committee an additional $5,000 each per year. We will pay each director $1,000 for each board meeting attended and will pay the expenses they incur in the performance of their duties as members of our board. We currently expect to award each of our directors 1,000 restricted stock units per year (convertible into shares of our common stock on a one-for-one basis). The restricted stock units will not be convertible or otherwise transferable by our directors until such time as they are no longer members of our board.

EXECUTIVE COMPENSATION, EMPLOYMENT AGREEMENTS

Our chief executive officer, Mr. Ole Jacob Diesen, will receive an annual salary of $400,000, which includes benefits. Our chief financial officer, Mr. Eirik Ubøe will receive an annual salary of $275,000, which includes benefits. In addition, each will be reimbursed for expenses incurred in the performance of their duties as our executive officers and will receive the equity based compensation described below.

Executive Officer Employment Agreements

We have entered into employment agreements with Mr. Diesen and Mr. Ubøe that set forth their rights and obligations as our chief executive officer and chief financial officer, respectively. The employment agreements are substantially similar. The agreements have an initial term of three years and are extendable at our option with six months advance notice prior to the expiration of their initial term. Either the executive or we may terminate the employment agreements for any reason and at any time.

Pursuant to the employment agreements, Mr. Diesen will receive a base salary per year in the amount of $400,000 and Mr. Ubøe will receive a base salary per year in the amount of $275,000. In addition, upon the completion of this offering, both Mr. Diesen and Mr. Ubøe will receive a combination of stock options and restricted stock that have a grant date value of $75,000 split equally between stock options and restricted stock. Each executive will also be eligible for additional grants under our 2005 Incentive Compensation Plan, as determined by the compensation committee of our board of directors.

In the event that (i) we terminate either executive's employment without cause (as such term is defined in the employment agreement), (ii) elect not to extend the initial term of either executive's employment agreement without cause (as such term is defined in the employment agreement) or (iii) either executive terminates his employment for good reason (as such term is defined in the employment agreement) within one year following a change of control, then we will continue to pay such executive's salary through the later of (1) the third anniversary of the commencement of the employment agreement or (2) the first anniversary of the date of notice of termination. In addition, in the event an executive is terminated without cause pursuant to clause (i) above, all of his equity based compensation, including initial grants, will immediately vest and become exercisable. If an executive's employment is terminated due to death or disability, we will continue to pay his salary through the first anniversary of such date of termination. In the event that an executive's employment is terminated for cause, we are only obligated to pay his salary and unreimbursed expenses through the termination date.

Pursuant to the employment agreements, each of Mr. Diesen and Mr. Ubøe have agreed to protect our confidential information. They have also agreed during the term of the agreements and for a period of one year following his termination, not to (i) engage in any business in any location that is involved in the voyage chartering or time chartering of crude oil tankers, (ii) solicit any business from a person that is a customer or client of ours or any of our affiliates, (iii) interfere with or damage any relationship between us or any of our affiliates and any employee, customer, client, vendor or supplier or (iv) form, or acquire a two percent or greater equity ownership, voting or profit participation in, any of our competitors.

We have also entered into an indemnification agreement with each of Mr. Diesen and Mr. Ubøe pursuant to which we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

Stock plan

2005 Incentive Compensation Plan

We intend to establish the 2005 Incentive Compensation Plan, which we call the Plan, prior to the consummation of this offering for the initial benefit of our directors and officers (including prospective directors and officers). The following description of the Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Awards

The Plan provides for the grant of options intended to qualify as incentive stock options, or ISOs, under Section 422 of the Internal Revenue Code of 1986, as amended and non-statutory stock options, or NSOs, restricted stock awards, restricted stock units, or RSUs, cash incentive awards and other equity-based or equity-related awards.

Plan administration

The Plan will be administered by the compensation committee of our board of directors or such other committee as our board may designate to administer the plan. Initially, our entire board will perform the functions of the compensation committee and will administer the Plan. Subject to the terms of the plan and applicable law, the compensation committee has sole and plenary authority to administer the Plan, including, but not limited to, the authority to (i) designate Plan participants, (ii) determine the type or types of awards to be granted to a participant, (iii) determine the number of shares of our common stock to be covered by awards, (iv) determine the terms and conditions of any awards, including vesting schedules and performance criteria, (v) amend or replace an outstanding award and (vi) make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the Plan.

Shares available for awards

Subject to adjustment as provided below, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the Plan is 300,000, of which the maximum number of shares that may be delivered pursuant to ISOs granted under the Plan is 150,000. The maximum number of shares of our common stock with respect to which awards may be granted to any participant in the Plan in any fiscal year is 75,000. If an award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by such award will again be available to be delivered pursuant to awards under the Plan.

In the event of any corporate event affecting the shares of our common stock, the compensation committee in its discretion may make such adjustments and other substitutions to the Plan and awards under the Plan as it deems equitable or desirable in its sole discretion.

Stock options

The compensation committee may grant both ISOs and NSOs under the Plan. Except as otherwise determined by the compensation committee in an award agreement, the exercise price for options cannot be less than the fair market value (as defined in the Plan) of our common stock on the date of grant. In the case of ISOs granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes or our stock or the stock of any of our affiliates, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the date of grant. All options granted under the Plan will be NSOs unless the applicable award agreement expressly states that the option is intended to be an ISO.

Subject to any applicable award agreement, options shall vest and become exercisable on each of the first four anniversaries of the date of grant. The term of each option will be determined by the compensation committee; provided that no option will be exercisable after the tenth anniversary of the date the option is granted. The exercise price may be paid with cash (or its equivalent) or by other methods as permitted by the compensation committee.

Restricted shares and restricted stock units

Restricted shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement; provided, however, that the compensation committee may determine that restricted shares and RSUs may be transferred by the participant. Upon the grant of a restricted share, certificates will be issued and registered in the name of the participant and deposited by the participant, together with a stock power endorsed in blank, with us or a custodian designated by the compensation committee or us. Upon lapse of the restrictions applicable to such restricted shares, we or the custodian, as applicable, will deliver such certificates to the participant or his or her legal representative.

An RSU will have a value equal to the fair market value of a share of our common stock. RSUs may be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the committee, upon the lapse of restrictions applicable to such RSU or in accordance with the applicable award agreement. The committee may provide a participant who holds restricted shares or RSUs with dividends or dividend equivalents payable in cash, shares of our common stock or other property.

The compensation committee may provide a participant who holds restricted shares with dividends or dividend equivalents, payable in cash, shares of our common stock or other property.

Cash incentive awards

Subject to the provisions of the Plan, the compensation committee may grant cash incentive awards payable upon the attainment of one or more individual, business or other performance goals or similar criteria.

Other stock-based awards

Subject to the provisions of the Plan, the compensation committee may grant to participants other equity-based or equity-related awards. The compensation committee may determine the amounts and terms and conditions of any such awards provided that they comply with applicable laws.

Amendment and termination of the plan

Subject to any government regulation and to the rules of the New York Stock Exchange or any successor exchange or quotation system on which shares of our common stock may be listed or quoted, the Plan may be amended, modified or terminated by our board of directors without the approval of our stockholders except that stockholder approval shall be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Plan or increase the maximum number of shares of our common stock that may be delivered pursuant to ISOs granted under the Plan or (ii) modify the requirements for participation under the Plan. No modification, amendment or termination of the Plan that is adverse to a participant will be effective without the consent of the affected participant, unless otherwise provided by the compensation committee in the applicable award agreement.

The compensation committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted, prospectively or retroactively; provided, however, that, unless otherwise provided by the compensation committee in the applicable award agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted will not to that extent be effective without the consent of the affected participant.

Change of control

The Plan provides that, unless otherwise provided in an award agreement, in the event we experience a change of control, unless provision is made in connection with the change of control for assumption for, or substitution of, awards previously granted:

  •
  any options outstanding as of the date the change of control is determined to have occurred will become fully exercisable and vested, as of immediately prior to the change of control;

  •
  all cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and

  •
  all other outstanding awards will automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto will lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:

  •
  the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of our assets;

  •
  the approval by our stockholders of a plan of our complete liquidation or dissolution; or

  •
  an acquisition by any individual, entity or group of beneficial ownership of 50% or more of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors.

Term of the plan

The Plan will be effective as of the date of its adoption by our board; provided that no ISOs may be granted under the Plan unless it is approved by the our stockholders within twelve (12) months before or after the date the Plan is adopted. No award may be granted under the Plan after the tenth anniversary of the date the Plan is approved by our stockholders.

Principal and Selling Stockholders

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding (i) the owners of more than 5% of our common stock that we are aware of and (ii) the total amount of common stock owned by all of our officers and directors, individually and as a group, in each case immediately preceding and after giving effect to this offering. Following the completion of this offering, we will have one class of common stock outstanding and each outstanding share will be entitled to one vote.

Prior to the completion of this offering, OSG International, Inc. owns 100 shares, or 100%, of our common stock. As part of the purchase price for our fleet of seven vessels, we will issue 9,999,900 shares or 33.3%, of our common stock to OSG International, Inc., or OIN. OIN has granted the underwriters the right to purchase up to 3,000,000 of these shares of our common stock to cover over-allotments. If the underwriters' over-allotment option is exercised, OIN will own 7,000,000 shares, or 23.3%, of our common stock following such exercise. We will not receive any of the proceeds from any exercise of the over-allotment option.

	Shares of Common Stock Prior to the Offering		Shares of Common Stock Following the Offering			Shares of Common Stock Following Exercise of the Over-Allotment Option
Name	Number of Shares	Percent	Number of Shares		Percent	Number of Shares	Percent

Persons owning more than 5% of a class of our equity securities.
OSG International, Inc.(1)	100	100%	10,000,000		33.3%	7,000,000	23.3%
Directors(2)
Erik Lind	0	0	0			0
Randee Day	0	0	0			0
Rolf Wikborg	0	0	0			0
Executive Officers
Ole Jacob Diesen	0	0	2,500	(3)	*	2,500	*
Eirik Ubøe	0	0	2,500	(3)	*	2,500	*
Directors and executive officers as a group (five persons)	0	0	5,000		*	5,000	*

*
Less than 1%

(1)
We were incorporated on April 14, 2005 in the Marshall Islands as a wholly owned subsidiary of OSG International, Inc., which is a wholly owned subsidiary of OSG. The principal address of OSG International, Inc. is Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960.

(2)
We currently expect to grant 1,000 restricted stock units to each of our directors each year.

(3)
Based on an assumed initial public offering price of $15 per share (representing the midpoint of the price range set forth on the cover of this prospectus).

We have entered into a registration rights agreement with OIN pursuant to which it will have three demand registration rights relating to the common stock that it holds, subject to the requirements that any demand registration made by OIN cover at least 5% of our outstanding common stock. The registration rights agreement provides that OIN has the right to assign its rights under the agreement in connection with a transfer of its shares of common stock, provided the transferee purchases at least 5% of our outstanding common stock in such transfer. In any event, we will be subject to a maximum of three demand registrations under the agreement. If OIN exercises its demand registration rights, we will file a registration statement or prospectus and undertake an offering in the United States, as requested by it. In addition to its demand registration rights, OIN will have piggyback registration rights whenever we register additional common stock, subject to certain cutbacks (the shares to be registered by OIN would be the first to be cut back) and certain other conditions.

OIN has agreed to pay all costs and expenses in connection with demand registrations and to pay its portion of costs and expenses in connection with piggyback registrations, and in either case we will not pay any underwriting discounts or commissions applicable to the securities sold by OIN or any of its legal fees or expenses. We have agreed to indemnify OIN against certain liabilities, including liabilities under the Securities Act in connection with each registration.

For more detailed information regarding the terms of the registration rights agreement, please see the form of registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Related Party Agreements

We were incorporated on April 14, 2005 as a wholly owned indirect subsidiary of OSG and we will acquire our assets, which will consist of our fleet of seven vessels, from subsidiaries of OSG simultaneously with the completion of this offering. We are also entering into ship management agreements with Tanker Management, a wholly owned subsidiary of OSG. Our bylaws permit us to enter into related party transactions with one or more of our directors or officers, or their affiliates, if: (i) the material facts as to the interested parties role in the transaction are disclosed to our board and the disinterested members of our board in good faith authorize the transaction, (ii) the material facts as to the interested party's role in the transaction are disclosed to the stockholders and the transaction is approved in good faith by vote of the stockholders or (iii) the contract or transaction is fair to us at the time it is authorized, approved or ratified by the board or the stockholders.

MEMORANDA OF AGREEMENT

Pursuant to the memoranda of agreement, we have agreed to acquire seven tankers from subsidiaries of OSG. The total purchase price for these vessels will be equal to the net proceeds from the sale of 20,000,000 shares of common stock pursuant to this offering (less amounts required pay fees and expenses associated with this offering), borrowings of $236 million under the term loan portion of our credit facility and the issuance of 9,999,900 shares of our common stock to a wholly owned subsidiary of OSG. Based on an assumed initial public offering price of $15.00 per share, the midpoint of the price ranges set forth on the cover page of this prospectus, the purchase price for our fleet will be approximately $664.3 million. Please see the section of this prospectus entitled "Business—Memoranda of Agreement" for a more detailed description of the memoranda of agreement.

THE CHARTERS

Prior to the completion of this offering, our wholly owned subsidiaries will agree to charter our vessels to the charterers, which are wholly owned subsidiaries of OSG. The basic hire will be payable to us under the charters and will be fixed in advance for the length of the initial charter. In addition to the basic hire, OIN, the charterers' parent, and the charterers will agree to pay us additional hire quarterly in arrears pursuant to our charter framework agreement with OIN and the charterers. OSG will agree to guarantee the charter payments under our charter arrangements, including the payment of basic hire and additional hire. We have agreed to guarantee the obligations of each of our subsidiaries under the charters. Please see the section of this prospectus entitled "Business—Charter Arrangements" for a more detailed description of the charters.

SHIP MANAGEMENT AGREEMENTS

Prior to the completion of this offering, our vessel owning subsidiaries will enter into fixed rate ship management agreements with Tanker Management, a wholly-owned subsidiary of OSG. Under these agreements, which will be coterminous with the charters of each of the vessels, Tanker Management will assume all responsibilities for the technical management and most of the operating costs of the vessels in exchange for a technical management fee that will be fixed for the first two years of the agreements. Please see the section of this prospectus entitled "Business—Ship Management Agreements" for a more detailed description of the ship management agreements.

REGISTRATION RIGHTS AGREEMENT

Prior to the completion of this offering, we will enter into a registration rights agreement with OSG International, Inc. pursuant to which we will agree to register for sale to the public the 10,000,000 shares that OSG or its subsidiaries hold in us immediately after this offering.

Description of Capital Stock

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws that will be in effect immediately following the completion of this offering. We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

PURPOSE

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

AUTHORIZED CAPITALIZATION

Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding. Upon completion of this offering, we will have outstanding 30,005,000 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders or our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

–>
the designation of the series;

–>
the number of shares of the series;

–>
the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

–>
the voting rights, if any, of the holders of the series.

DIRECTORS

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

Our bylaws provide that our board of directors must consist of at least three members. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board.

STOCKHOLDER MEETINGS

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

DISSENTERS' RIGHTS OF APPRAISAL AND PAYMENT

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

STOCKHOLDERS' DERIVATIVE ACTIONS

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 1,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Our bylaws provide that stockholders are required to give us advance notice of any person they wish to propose for election as a director if that person is not proposed by our board of directors. These advance notice provisions provide that the stockholder must have given written notice of such proposal not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual general meeting. In the event the annual general meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was mailed to stockholders or the date on which public disclosure of the date of the annual general meeting was made.

In the case of a special general meeting called for the purpose of electing directors, notice by the stockholder must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was mailed to stockholders or the date on which public disclosure of the date of the special general meeting was made. Any nomination not properly made will be disregarded.

A director may be removed only for cause by the stockholders, provided notice is given to the director of the stockholders meeting convened to remove the director and provided such removal is approved by the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our chairman or chief executive officer, at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

TRANSFER AGENT

The registrar and transfer agent for the common stock is Mellon Investor Services LLC.

LISTING

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "DHT," subject to official notice of issuance.

Comparison of Marshall Islands Corporate Law to Delaware Corporate Law

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Business Corporation Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder "rights" plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders' rights.

Marshall Islands	Delaware

Stockholder Meetings
Held at a time and place as designated in the bylaws	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors
May be held in or outside of the Marshall Islands	May be held in or outside of Delaware
Notice:	Notice:

–> Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting
–> Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
–> A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting	–> Written notice shall be given not less than 10 nor more than 60 days before the meeting

Stockholder's Voting Rights
Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote	Stockholders may act by written consent to elect directors by all the stockholders entitled to vote
Any person authorized to vote may authorize another person or persons to act for him by proxy	Any person authorized to vote may authorize another person to act for him by proxy

Unless otherwise provided in the articles of incorporation, majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting	For non-stock companies, a certificate of incorporation or bylaws may specify the number of members to constitute a quorum.
No provision for cumulative voting
For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
The certificate of incorporation may provide for cumulative voting
Directors
The board of directors must consist of at least one member	The board of directors must consist of at least one member
Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
If the board of directors is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Dissenter's Rights of Appraisal
Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
–> Alters or abolishes any preferential right of any outstanding shares having preference; or
–> Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
–> Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
–> Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Stockholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law
In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
Attorney's fees may be awarded if the action is successful

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

Shares Eligible for Future Sale

All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except for any shares that may be acquired by an affiliate of ours, as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as significant stockholders of our common stock.

Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the then outstanding shares of common stock; and

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the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about the issuer.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or otherwise acquires shares of our common stock, the shares held by that person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

We, OIN and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell or otherwise dispose of or hedge shares of our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. However, if:

–>
during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, (x) we issue an earnings release, (y) we publicly announce material news or (z) a material event relating to us occurs; or

–>
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the 180-day period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which (x) we issue the earnings release, (y) we publicly announce the material news or (z) the material event relating to us occurs. At any time and without public notice, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may in their sole discretion, release all or some of the securities from these lock-up agreements. We have been advised that UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated do not currently have an intention of releasing any securities from these lock-up agreements.

We have entered into a registration rights agreement with OIN with respect to our common stock that it owns. The registration rights agreement entitles OIN to have all of the shares owned by it registered for sale in the public market following the expiration of the "lock-up" period described above.

Sales of substantial amounts of our common stock in the open market, or the perceptions regarding availability of such shares for sale, could adversely affect the price of our common stock.

Tax Considerations

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the acquisition, ownership and disposition of the common stock of Double Hull Tankers, Inc., or the Company. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding common stock of the Company as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies and investors whose functional currency is not the United States dollar) may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering.

WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES ARISING IN YOUR OWN PARTICULAR SITUATION UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW OF THE OWNERSHIP OF COMMON STOCK.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations issued thereunder, published administrative interpretations of the Internal Revenue Service, or IRS, and judicial decisions as of the date hereof, all of which are subject to change at any time, possibly on a retroactive basis. The statements of law contained in this section "United States Federal Income Tax Considerations", represent the opinion of Cravath, Swaine & Moore LLP ("Tax Counsel").

Taxation of Operating Income: In General

The Company's subsidiaries will elect to be treated as disregarded entities for U.S. federal income tax purposes. As a result, for purposes of the discussion below, the Company's subsidiaries will be treated as branches of it rather than as separate corporations.

Unless exempt from United States federal income taxation under the rules contained in Section 883 of the Code (discussed below), a foreign corporation is subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, referred to as "United States source shipping income." For these purposes "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses. For tax purposes, "United States source shipping income" includes (i) 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the

United States and (ii) 100% of shipping income that is attributable to transportation that both begins and ends in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, the Company's gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below. The Company does not believe it will engage in transportation that produces income which is considered to be 100% from sources within the United States.

Exemption of operating income from United States federal income taxation

Under Section 883 of the Code and the regulations thereunder, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

(1)
it is organized in a foreign country (the Company's "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

(2)
either

(A)
more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are "residents" of its country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, referred to as the "50% Ownership Test," or

(B)
its stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, referred to as the "Publicly-Traded Test".

The Marshall Islands, the jurisdiction where the Company and its ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, the Company will be exempt from United States federal income taxation with respect to the Company's United States source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. Following this offering, it will be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of the Company's stock. However, as the Company plans to have its common stock listed on the New York Stock Exchange, and the common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, the Company believes it will satisfy the Publicly-Traded Test, as discussed below.

The regulations under Code Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Upon completion of the offering, the Company believes that its common stock, which will be the sole class of its issued and outstanding stock, will be "primarily traded" on the New York Stock Exchange.

Under the regulations, the Company's common stock will be considered to be "regularly traded" on an established securities market if one or more classes of the Company's stock representing more than 50% of its outstanding shares, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on the market, referred to as the "listing threshold." The regulations further require that with respect to each class of stock relied upon to meet the listing threshold,

(i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year). The Company believes it will satisfy the trading frequency and trading volume tests. However, even if the Company does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if its common stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock. The Company believes this will be the case.

Notwithstanding the foregoing, a class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under certain stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of its outstanding stock, referred to as the "5 Percent Override Rule."

In order to determine the persons who actually or constructively own 5% or more of the Company's stock, or "5% Stockholders," the Company is permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as having a 5% or more beneficial interest in its common stock. In addition, an investment company identified on a Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company's stock for more than half the number of days during the taxable year.

After this offering, OSG will own approximately 33% of the Company's common stock (approximately 23% if the underwriters' over-allotment option is exercised in full) and will be a 5% Stockholder. Nevertheless, the Company currently believes that after this offering is completed, it will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, no assurance can be given that this will be the case.

If the Company does not satisfy the Publicly-Traded Test and therefore is subject to the 5 Percent Override Rule or the 50% Ownership Test, the Company would have to satisfy certain substantiation requirements regarding the identity of its stockholders in order to qualify for the Section 883 exemption. These requirements are onerous and there is no assurance that the Company would be able to satisfy them.

To the extent the benefits of Section 883 are unavailable, the Company's United States source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on its shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and the Company's United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

The Company's United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

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the Company had, or was considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

–>
substantially all of the Company's United States source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company believes it will not have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities, none of the Company's United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States taxation of gain on sale of vessels

Regardless of whether the Company qualifies for exemption under Section 883, it will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States.

United States Federal Income Taxation of "United States Holders"

As used herein, the term "United States Holder" means a beneficial owner of common stock that

–>
is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

–>
owns the Company's common stock as a capital asset, and

–>
owns less than 10% of the Company's common stock for United States federal income tax purposes.

If a partnership holds the Company's common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the Company's common stock, we suggest that you consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies ("PFICs") below, any distributions made by the Company with respect to its common stock to a United States Holder will generally constitute dividends to the extent of its current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from the Company. Dividends paid with respect to the Company's common stock will generally be treated as "passive income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the Company's common stock to a United States Holder who is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at a preferential tax rate of 15% (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the Company is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see discussion below); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder's adjusted basis in a share of common stock—paid by the Company. If the Company pays an "extraordinary dividend" on its common stock that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on the Company's common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although the Company believes that they will be so eligible provided that it is not a PFIC, as discussed below. Any dividends out of earnings and profits the Company pays which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a "comprehensive income tax system" paid to United States Non-Corporate Holders would not be eligible for the 15% tax rate. Although the term "comprehensive income tax system" is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands.

Sale, exchange or other disposition of common stock

Provided that the Company is not a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

PFIC status and significant tax consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. In particular, United States Non-Corporate Holders will not be eligible for the 15% tax rate on qualified dividends. In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held its common stock, either

–>
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

–>
at least 50% of the average value of the Company's assets during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company were treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Tax Counsel believes that it is more likely than not that the Company is not currently a PFIC. This opinion is based on the Company's operations and certain representations made by OSG, including representations that the terms of each ship management agreement and time charter, taken as a whole, as well as certain specific terms in each agreement, are in accordance with normal commercial practice for agreements made at arm's length between unrelated parties. Based on the foregoing, Tax Counsel has concluded that, although there is no legal authority directly on point, the gross income the Company derives from the time chartering activities of its subsidiaries more likely than not constitutes services income, rather than rental income. Consequently, such income more likely than not does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, more likely than not does not constitute passive assets for purposes of determining whether the Company is a PFIC. Tax Counsel believes there is legal authority supporting its position, consisting of case law and Internal Revenue Service pronouncements, concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is no legal authority specifically relating to the statutory provisions governing PFICs or relating to circumstances substantially similar to that of the Company. In addition, the opinion of Tax Counsel is based on representations of OSG that have not been reviewed by the IRS. As a result, the Internal Revenue Service or a court could disagree with the Company's position. No assurance can be given that this result will not occur. In addition, although the Company intends to conduct its affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, the Company cannot assure you that the nature of its operations will not change in the future, or that it can avoid PFIC status in the future.

As discussed more fully below, if the Company were treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder made an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to the Company's common stock, as discussed below.

Taxation of United States holders making a timely QEF election

If the Company were a PFIC and a United States Holder made a timely QEF election, which United States Holder is referred to as an "Electing Holder," the Electing Holder would report each year for United States federal income tax purposes its pro rata share of the Company's ordinary earnings and the Company's net capital gain (which gain shall not exceed its earnings and profits for the taxable year), if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. Any such ordinary income would not be eligible for the preferential tax rates applicable to qualified dividend income as discussed above. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would, pursuant to this election, result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurred with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company's common stock. A United States Holder would make a QEF election with respect to any year that the Company is a PFIC by filing one copy of IRS Form 8621 with his United States federal income tax return. If the Company were treated as a PFIC for any taxable year, it would provide each United States Holder with all necessary information in order to make the QEF election described above. Even if a United States Holder makes a QEF election for a taxable year of the Company, if the Company were a PFIC for a prior taxable year during which the holder was a stockholder and for which the holder did not make a timely QEF election, different and more adverse tax consequences would apply.

Taxation of United States holders making a "mark-to-market" election

Alternatively, if the Company were treated as a PFIC for any taxable year and, as the Company believes, its stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to the Company's common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Company's common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder in income.

Taxation of United States holders not making a timely QEF or mark-to-market election

Finally, if the Company were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, referred to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Company's common stock in a taxable year in excess of 125% of the average annual distributions received by the

Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the Company's common stock. Under these special rules:

–>
the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

–>
the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company was a PFIC during the Non-Electing Holder's holding period, would be taxed as ordinary income; and

–>
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of the Company's common stock. If the Company were a PFIC and a Non-Electing Holder who was an individual died while owning the Company's common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock. Certain of these rules would apply to a United States Holder who made a QEF election for one of the Company's taxable years if it were a PFIC in a prior taxable year during which the holder was a stockholder and for which the holder did not make a QEF election.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a "Non-United States Holder."

Dividends on common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, exchange or other disposition of common stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company's common stock, unless:

–>
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

–>
the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

–>
fail to provide an accurate taxpayer identification number;

–>
are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

–>
in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Underwriting

We and OSG International, Inc., or the selling stockholder, are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters. We and the selling stockholder have entered into an underwriting agreement dated October     •    , 2005 with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
DnB NOR Markets, Inc.
J.P. Morgan Securities Inc.
Dahlman Rose & Company, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares of our common stock if they buy any of them. However, the underwriters are not required to take or pay for the shares of our common stock by the underwriters' over-allotment option described below.

Shares of our common stock, including the shares to be sold upon the exercise of the over-allotment option, if any, are offered subject to a number of conditions, including:

–>
receipt and acceptance of the shares of our common stock by the underwriters; and

–>
the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

Pursuant to the underwriting agreement, the selling stockholder has granted the underwriters an option to buy up to an aggregate of 3,000,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. If the underwriters exercise their over-allotment option, the selling stockholder will deliver to them newly issued shares of our common stock that it will receive upon the closing of this offering as part of the purchase price for the seven vessels that we are acquiring from OSG. Accordingly, if the over-allotment option is exercised, the selling stockholder will be an underwriter within the meaning of the Securities Act of 1933 and may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934.

COMMISSIONS AND DISCOUNTS

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    •    per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $    •    per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholder will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 3,000,000 shares of our common stock.

	Paid by Us		Paid by the Selling Stockholder		Total
	No Exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share
Total

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.1 million.

NO SALES OF SIMILAR SECURITIES

We, the selling stockholder and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell or otherwise dispose of or hedge shares of our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. However, if:

–>
during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, (x) we issue an earnings release, (y) we publicly announce material news or (z) a material event relating to us occurs; or

–>
prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

the 180-day period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which (x) we issue the earnings release, (y) we publicly announce the material news or (z) the material event relating to us occurs. At any time and without public notice, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may in their sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we or the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to payments the underwriters may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol "DHT," subject to official notice of issuance. To meet New York Stock Exchange distribution standards, the underwriters have undertaken to cause shares of our common stock to be distributed in such a manner that as of the original listing date of the common stock:

–>
there will be not less than 2,000 United States stockholders holding 100 or more shares of common stock;

–>
at least 1,100,000 publicly held shares of common stock will be outstanding in the United States; and

–>
the aggregate market value of publicly held share of our common stock in the United States will be at least $60 million.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over allotment option, in whole or in part, or by purchasing shares of our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared with the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position, by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of our common stock sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by us, the selling stockholder and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

–>
the information set forth in this prospectus and otherwise available to representatives;

–>
our prospects and prospects of the industry in which we compete;

–>
our financial performance and an assessment of our management;

–>
our prospects for future earnings and cash flow, the present state of our development;

–>
the general condition of the securities markets at the time of this offering;

–>
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

–>
other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and the NASD filing fee) are estimated.

SEC registration fee	$43,000
NYSE listing fee	150,000
NASD filing fee	37,000
Blue Sky fees and expenses	15,000
Printing and engraving costs	250,000
Legal fees and expenses	1,160,000
Accounting fees and expenses	250,000
Transfer Agent and Registrar fees and expenses	10,000
Miscellaneous	208,000

Total	$2,123,000

Legal Matters

The validity of our common stock offered hereby and certain other matters relating to Marshall Islands law will be passed upon for us by Reeder & Simpson PC. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. In addition, Cravath, Swaine & Moore LLP has issued an opinion to us regarding certain U.S. Federal income tax matters. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

Ernst & Young LLP, our independent registered public accounting firm, have audited our predecessor combined carve-out financial statements at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, as set forth in their report, which is included in this prospectus. We have included our predecessor combined carve-out financial statements in this prospectus and elsewhere in the registration statement of which this prospectus is a part in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Additional Information

We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We filed with the SEC a registration statement on Form F-1 under the Securities Act, with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of all of the material terms of such contracts, agreements or documents, but do not repeat all of their terms. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. For further information pertaining to the common stock offered by this prospectus and Double Hull Tankers, Inc. reference is made to the registration statement.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC's public reference facilities and the web site of the SEC referred to above. As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but, are required to furnish certain proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer", we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Glossary of Shipping Terms

The following are definitions of certain terms that are commonly used in the tanker industry and in this prospectus.

ABS	American Bureau of Shipping, an American classification society.
Aframax	A medium size crude oil tanker of approximately 80,000 to 120,000 dwt. Because of their size, Aframaxes are able to operate on many different routes, including from Latin America and the North Sea to the U.S. They are also used in lightering (transferring cargo from larger tankers, typically VLCCs, to smaller tankers for discharge in ports from which the larger tankers are restricted). Modern Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil.
Annual Survey	The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.
Bareboat Charter	A Charter under which a charterer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The charterer pays all voyage and vessel operating expenses. Bareboat charters are usually for a long term. Also referred to a "Demise Charter."
Bulk Carriers	Vessels which are specially designed to carry "dry" cargoes in bulk form, such as coal, iron ore and grain.
Bunker	Fuel oil used to operate a vessel's engines, generators and boilers.
Charter	Contract for the use of a vessel, generally consisting of either a voyage, time or bareboat charter.
Charterer	The company that hires a vessel pursuant to a Charter.
Charter hire	Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter.
Classification Society	An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.
Contract of Affreightment	A contract of affreightment, or COA, is an agreement between an owner and a charterer that obligates the owner to provide a vessel to the charterer to move specific quantities of cargo over a stated time period, but without designating specific vessels or voyage schedules, thereby providing the owner greater operating flexibility than with voyage charters alone.
Draft	Vertical distance between the waterline and the bottom of the vessel's keel.
Double Hull	Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Drydocking	The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.
Dwt	Deadweight tons, which refers to the carrying capacity of a vessel by weight.
Hull	Shell or body of a ship.
IMO	International Maritime Organization, a United Nations agency that issues international regulations and standards for shipping.
Lightering	To partially discharge a tanker onto another tanker or barge.
LOOP	Louisiana Offshore Oil Port, Inc.
Lloyds	Lloyds Register, a U.K. classification society.
Metric Ton	A metric ton of 1,000 kilograms.
Newbuilding	A new vessel under construction or just completed.
Off Hire	The period a vessel is unable to perform the services for which it is required under a time charter. Off hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.
OPA	Oil Pollution Act of 1990 of the United States.
OPEC	The Organization of the Petroleum Exporting Countries, is an international organization of oil-exporting developing nations that coordinates and unifies the petroleum policies of its member countries.
Petroleum Products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.
Protection and Indemnity (or P&I) Insurance	Insurance obtained through mutual associations (called "Clubs") formed by shipowners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.
Scrapping	The disposal of vessels by demolition for scrap metal.
Special Survey	An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special Surveys require a vessel to be drydocked.
Spot Market	The market for immediate chartering of a vessel, usually for single voyages.
Tanker	Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products, liquid chemicals and liquefied gas.

TCE	Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in $/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration.
Time Charter	A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The customer pays the voyage expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs.
ULCC	ULCC is the abbreviation for ultra large crude carrier, a large crude oil tanker of more than 350,000 dwt. ULCCs can transport three million barrels of crude oil and are mainly used on the same long haul routes as VLCCs.
Vessel Operating Expenses	The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the ship-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.
VLCC	VLCC is the abbreviation for very large crude carrier, a large crude oil tanker of approximately 200,000 to 320,000 dwt. Modern VLCCs can generally transport two million barrels or more of crude oil. These vessels are mainly used on the longest (long haul) routes from the Arabian Gulf to North America, Europe, and Asia, and from West Africa to the U.S. and Far Eastern destinations.
Voyage Expenses	Expenses incurred due to a vessel traveling to a destination, such as fuel cost and port charges.
Worldscale	Industry name for the Worldwide Tanker Nominal Freight Scale published annually by the Worldscale Association as a rate reference for shipping companies, brokers, and their customers engaged in the bulk shipping of oil in the international markets. Worldscale is a list of calculated rates for specific voyage itineraries for a standard vessel, as defined, using defined voyage cost assumptions such as vessel speed, fuel consumption, and port costs. Actual market rates for voyage charters are usually quoted in terms of a percentage of Worldscale.
Worldscale Flat rate	Base rates expressed in U.S.$ per ton which apply to specific sea transportation routes, calculated to give the same return as Worldscale 100.
Worldscale Points	The freight rate negotiated for spot voyages expressed as a percentage of the Worldscale Flat rate.

Index to Financial Statements

Page
Predecessor Combined Carve—Out Financial Statements
Audited
Report of Independent Registered Public Accounting Firm	F-2
Predecessor Combined Carve-Out Balance Sheets as of December 31, 2004 and 2003	F-3
Predecessor Combined Carve-Out Statements of Operations for the years ended December 31, 2004, 2003 and 2002	F-4
Predecessor Combined Carve-out Statements of Changes in Stockholders' equity for the years ended December 31, 2004, 2003 and 2002	F-5
Predecessor Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	F-6
Notes to Predecessor Combined Carve-Out Financial Statements	F-7
Unaudited
Interim Predecessor Combined Carve-out Balance Sheet as of June 30, 2005	F-3
Interim Predecessor Combined Carve-out Statements of Operations for the six months ended June 30, 2005 and 2004	F-4
Interim Predecessor Combined Carve-out Statement of Changes in Stockholders' equity for the six months ended June 30, 2005	F-5
Interim Predecessor Combined Carve-out Statements of Cash Flows for the six months ended June 30, 2005 and 2004	F-6
Financial Statements of Double Hull Tankers, Inc.
Report of Independent Registered Public Accounting Firm	F-13
Balance Sheet as of August 31, 2005	F-14
Notes to Financial Statements	F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Overseas Shipholding Group, Inc.

We have audited the accompanying predecessor combined carve-out balance sheets of OSG Crude (the Company) as of December 31, 2004 and 2003, and the related predecessor combined carve-out statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2004. These predecessor combined carve-out financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of OSG Crude as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, NY
April 18, 2005

OSG Crude

PREDECESSOR COMBINED CARVE-OUT BALANCE SHEETS

		December 31,
				Pro Forma June 30, 2005(1)
	June 30, 2005
		2004	2003

	(unaudited)	(audited)		(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$—	$—	$—
Voyage receivables, including unbilled of $14,012,505, $27,440,600 and $11,089,270	14,012,754	27,459,862	11,098,976
Prepaid expenses	1,225,082	910,888	839,976

Total Current Assets	15,237,836	28,370,750	11,938,952
Vessels:
Vessels, at cost	452,903,042	452,369,694	406,470,962
Vessels under construction	—	—	36,202,424

	452,903,042	452,369,694	442,673,386
Less accumulated depreciation	105,263,313	96,798,531	80,013,316

Total Vessels	347,639,729	355,571,163	362,660,070
Other Assets	4,111,344	4,575,660	1,593,872

Total Assets	$366,988,909	$388,517,573	$376,192,894

Liabilities and Stockholders' equity
Current Liabilities:
Accounts payable and accrued expenses	$2,347,718	$2,043,256	$2,119,415	$318,983,175
Current installments of long-term debt	5,200,000	5,200,000	5,200,000	5,200,000

Total Current Liabilities	7,547,718	7,243,256	7,319,415	324,183,175
Long-term Debt	81,800,000	84,400,000	89,600,000	81,800,000
Loans Payable to Wholly-owned Subsidiary of Overseas Shipholding Group, Inc.	—	170,250,770	239,602,606	—
Deferred Credits and Other Liabilities	2,473,293	1,825,792	2,066,779	2,473,293
Stockholders' equity/(deficiency):
Common stock (no par value; 3,500 shares authorized; 700 shares issued and outstanding)	700,000	700,000	700,000	700,000
Paid-in additional capital	114,320,169	—	—	114,320,169
Retained earnings/(deficit)	162,095,709	125,398,235	38,708,217	(154,539,748)
Accumulated other comprehensive income/(loss)	(1,947,980)	(1,300,480)	(1,804,123)	(1,947,980)

Total Stockholders' equity/(deficiency)	275,167,898	124,797,755	37,604,094	(41,467,559)

Total Liabilities and Stockholders' equity/(deficiency)	$366,988,909	$388,517,573	$376,192,894	$366,988,909

(1)
Pro forma gives effect to our payment of a $316.7 million deemed distribution to OSG which represents the excess of the $664.3 million purchase price of the seven vessels over their historical book value.

See notes to combined financial statements.

OSG Crude

PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002

	(unaudited)		(audited)
Shipping revenues	$60,532,520	$58,138,282	$136,204,512	$66,192,182	$31,733,453
Voyage Expenses	(247,161)	(177,655)	(238,263)	(352,003)	(386,809)

Time Charter Equivalent Revenues	60,285,359	57,960,627	135,966,249	65,840,179	31,346,644

Ship Operating Expenses:
Vessel expenses	8,749,941	7,298,880	15,600,914	10,956,450	10,248,608
Depreciation and amortization	9,081,598	8,749,989	17,762,079	14,691,739	14,391,596
General and administrative allocated from Overseas Shipholding Group, Inc.	2,714,760	3,282,866	7,268,613	4,827,549	3,689,630

Total Ship Operating Expenses	20,546,299	19,331,735	40,631,606	30,475,738	28,329,834

Income from Vessel Operations	39,739,060	38,628,892	95,334,643	35,364,441	3,016,810
Other Income	—	—	—	—	491
Interest Expense to a Wholly-owned Subsidiary of Overseas Shipholding Group, Inc.	(574,370)	(1,559,462)	(3,411,489)	(2,774,658)	(6,364,570)
Interest Expense, other	(2,467,216)	(2,628,326)	(5,233,136)	(3,158,715)	(1,415,885)

Income/(Loss) before Income Taxes	36,697,474	34,441,104	86,690,018	29,431,068	(4,763,154)
Provision for Income Taxes	—	—	—	—	—

Net Income/(Loss)	$36,697,474	$34,441,104	$86,690,018	$29,431,068	$(4,763,154)

Basic and Diluted Net Income/(Loss) per Share	$52,424.96	$49,201.58	$123,842.88	$42,044.38	$(6,804.51)

Shares Used in Computing Basic and Diluted Net Income/(Loss) per Share	700	700	700	700	700

Pro Forma Net Income per Share (Unaudited)(1)	$1.66	—	$3.92	—	—

Pro Forma Weighted Average Shares Outstanding (Unaudited)(1)	22,097,886	—	22,097,886	—	—

(1)
Pro forma earnings per share give effect to our issuance of 22,097,186 shares at an assumed initial public offering price of $15.00 per share (representing the midpoint of the price range set forth on the cover of this prospectus), which, if issued, would have generated net proceeds in an amount that would have been sufficient to fund our payment of a $316.7 million deemed distribution to OSG which represents the excess of the $664.3 million purchase price of the seven vessels over their historical book value.

See notes to combined financial statements.

OSG Crude

PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock
			Paid-in Additional Capital		Accumulated Other Comprehensive Income/(Loss)
				Retained Earnings
	Shares	Amount				Total

Balance at December 31, 2001	700	$700,000	$—	$14,040,303	$—	$14,740,303
Net Loss				(4,763,154)		(4,763,154)
Other Comprehensive Income/(Loss), effect of derivative instruments					(1,583,970)	(1,583,970)

Other Comprehensive Loss						(6,347,124)

Balance at December 31, 2002	700	700,000	—	9,277,149	(1,583,970)	8,393,179
Net Income				29,431,068		29,431,068
Other Comprehensive Income/(Loss), effect of derivative instruments					(220,153)	(220,153)

Other Comprehensive Income						29,210,915

Balance at December 31, 2003	700	700,000	—	38,708,217	(1,804,123)	37,604,094
Net Income				86,690,018		86,690,018
Other Comprehensive Income/(Loss), effect of derivative instruments					503,643	503,643

Other Comprehensive Income						87,193,661

Balance at December 31, 2004	700	700,000	—	125,398,235	(1,300,480)	124,797,755
Net Income (unaudited)				36,697,474		36,697,474
Other Comprehensive Income/(Loss), effect of derivative instruments (unaudited)					(647,500)	(647,500)

Other Comprehensive Income (unaudited)						36,049,974
Capital Contribution			114,320,169			114,320,169

Balance at June 30, 2005 (unaudited)	700	$700,000	$114,320,169	$162,095,709	$(1,947,980)	$275,167,898

See notes to combined financial statements.

OSG Crude

PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Six months ended June 31,		Year ended December 31,
	2005	2004	2004	2003	2002

	(unaudited)		(audited)
Cash Flows from Operating Activities:
Net income/(loss)	$36,697,474	$34,441,104	$86,690,018	$29,431,068	$(4,763,154)
Items included in net income/(loss) not affecting cash flows:
Depreciation	8,464,782	8,323,010	16,785,215	13,858,518	13,502,959
Amortization, including deferred finance charges	639,619	449,910	1,022,916	879,209	910,560
Changes in operating assets and liabilities:
Decrease/(increase) in receivables	13,447,108	(1,520,474)	(16,360,886)	(3,572,515)	(3,757,447)
(Increase)/decrease in prepaid expenses	(314,194)	(360,574)	(70,912)	(75,562)	211,018
(Increase) in other assets	(4,102)	(1,464)	(1,953)	(3,279)	(2,836)
Increase/(decrease) in accounts payable and accrued expenses	304,462	110,523	(76,160)	755,339	(766,149)

Net cash provided by operating activities	59,235,149	41,442,035	87,988,238	41,272,778	5,334,951

Cash Flows from Investing Activities:
Expenditures for vessels	(533,348)	(9,511,836)	(9,696,308)	(14,496,290)	(50,116,476)
Expenditures of drydocking	(171,201)	(1,328,133)	(3,740,094)	—	(1,606,932)

Net cash (used in) investing activities	(704,549)	(10,839,969)	(13,436,402)	(14,496,290)	(51,723,408)

Cash Flows from Financing Activities:
Issuance of long-term debt, net of issuance costs	—	—	—	—	99,448,113
Repayment of loan from OSG	(55,930,600)	(28,002,066)	(69,351,836)	(21,576,488)	(53,059,656)
Repayment of long-term debt	(2,600,000)	(2,600,000)	(5,200,000)	(5,200,000)	—

Net cash provided by/(used in) financing activities	(58,530,600)	(30,602,066)	(74,551,836)	(26,776,488)	46,388,457

Net increase in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—	$—

See notes to combined financial statements.

OSG Crude

NOTES TO THE PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note A—Summary of significant accounting policies:

1. Basis of presentation and description of business

The accompanying predecessor combined carve-out financial statements include the accounts of seven wholly-owned subsidiaries of Overseas Shipholding Group, Inc. ("OSG"), a publicly traded company incorporated in Delaware (United States). Such subsidiaries (collectively "OSG Crude"), which are incorporated in the Marshall Islands, own a fleet consisting of seven modern tankers. These predecessor combined carve-out financial statements have been prepared to reflect the financial position, results of operations and cash flows of OSG Crude, which owns the vessels to be acquired by Double Hull Tankers, Inc.

The following table provides details of OSG Crude's vessels, included in these predecessor combined carve-out financial statements.

Vessel name	Dwt	Flag State	Year Built

Overseas Chris	309,285	Marshall Islands	2001
Overseas Ann	309,327	Marshall Islands	2001
Regal Unity	309,966	Marshall Islands	1997
Overseas Cathy	112,028	Marshall Islands	2004
Overseas Sophie	112,045	Marshall Islands	2003
Ania	94,848	Marshall Islands	1994
Rebecca	94,873	Marshall Islands	1994

The predecessor combined carve-out financial statements are prepared in accordance with generally accepted accounting principles in the United States. The assets, liabilities, results of operations, and cash flows were carved out of the consolidated financial statements of OSG using specific identification. In the preparation of these predecessor carve-out financial statements, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses, consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment were allocated based on OSG Crude's proportionate share of OSG's total ship-operating (calendar) days for each of the periods presented. Management believes these allocations to reasonably present the financial position, results of operations and cash flows of OSG Crude. However, the predecessor combined carve-out statements of financial position, operations and cash flow may not be indicative of those that would have been realized had OSG Crude operated as an independent stand-alone entity for the periods presented. Had OSG Crude operated as an independent stand-alone entity, its results could have differed significantly from those presented herein.

The accompanying unaudited predecessor combined carve-out financial statements have been prepared in accordance with generally accepted accounting principles for interim financials. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

OSG Crude is engaged in the ocean transportation of crude oil through the ownership and operation of a fleet of tankers. The bulk shipping industry, in which OSG Crude participates, has many market segments that have distinct characteristics. Rates in each market segment are determined by a variety of factors affecting the supply and demand for vessels to move cargoes in the trades for which they are suited. Bulk vessels are not bound to specific ports or schedules and therefore can respond to market opportunities by moving between trades and geographical areas.

2. Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. The treasury functions of OSG are managed centrally. Accordingly, cash received by OSG Crude (principally charter hire) is transferred to OSG for investment purposes, with a corresponding reduction in the loan payable to OSG (see Note D). Cash required by OSG Crude (principally ship operating expenses, voyage expenses and debt amortization) is transferred from OSG with a corresponding increase in the loan payable to OSG.

3. Vessels

Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis, using a vessel life of 25 years. Each vessel's salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Interest costs are capitalized to vessels during the period that vessels are under construction. Interest capitalized aggregated $200,803 in 2004, $3,621,377 in 2003 and $1,972,515 in 2002.

4. Deferred drydock expenditures

Expenditures incurred during a drydocking are deferred and amortized on the straight-line basis over the period until the next scheduled drydocking, generally two and a half to five years. Expenditures for maintenance and repairs are expensed when incurred. Amortization of capitalized drydock expenditures, which is included in depreciation and amortization in the combined statements of operations, amounted to $976,864 in 2004, $833,220 in 2003 and $888,636 in 2002. The unamortized portion of deferred drydocking expenditures, which is included in other assets in the combined balance sheets, was $4,110,010 and $1,084,124 at December 31, 2004 and 2003, respectively.

5. Impairment of long-lived assets

The carrying amounts of long-lived assets held and used by OSG Crude are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying amount. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. The amount of an impairment charge, if any, would be determined using discounted cash flows.

6. Deferred finance charges

Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on the straight-line basis over the life of the related debt. Deferred finance charges of $437,922 and $483,974 are included in other assets at December 31, 2004 and 2003, respectively. Amortization amounted to $46,052 in 2004, $45,989 in 2003 and $21,924 in 2002.

7. Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters, as service is performed.

Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," OSG Crude did not begin recognizing voyage revenue until a charter had been agreed to by one of the subsidiaries and the customer, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Under voyage charters, expenses such as fuel, port charges, canal tolls, cargo handling operations and brokerage commissions are paid by OSG Crude whereas, under time and bareboat charters, such voyage costs are paid by OSG Crude's customers. For voyage charters, time charter equivalent revenues represent shipping revenues less voyage expenses. For time and bareboat charters, time charter equivalent revenues represent shipping revenues less brokerage commissions, if applicable, which are included in voyage expenses.

The vessels owned by OSG Crude operated in either the Tankers International LLC Pool (VLCCs) or the Aframax International Pool (Aframaxes) during the three years ended December 31, 2004 and the six months ended June 30, 2005. For vessels operating in such pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Ship operating expenses exclude voyage expenses. Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

8. Derivatives

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("FAS 133") requires OSG Crude to recognize all derivatives on the balance sheet at fair value. If the derivative is an effective hedge, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income.

OSG Crude uses interest rate swaps to convert interest-bearing debt from floating to fixed rate. The swap is designated and qualifies as a cash flow hedge. OSG Crude assumes no ineffectiveness since the interest rate swap meets the conditions required under FAS 133 to apply the critical terms method for prepayable debt.

9. Common stock

Each of the seven subsidiaries included in the predecessor carve-out financial statements has authorized capital of 500 common registered shares with no par value. Upon incorporation, each such subsidiary issued 100 shares to OSG International, Inc., a wholly-owned subsidiary of OSG, in exchange for investment of $100,000. All 700 shares remain outstanding at December 31, 2004.

10. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B—Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

		December 31,
	June 30, 2005
		2004	2003

	(unaudited)	(audited)
Interest	$1,092,285	$1,124,928	$1,219,602
Insurance	510,838	229,303	284,055
Accounts payable	309,035	131,004	77,487
Other	435,560	558,021	538,272

	$2,347,718	$2,043,256	$2,119,416

Note C—Debt:

Debt consists of the following:

		December 31,
	June 30, 2005
		2004	2003

	(unaudited)	(audited)
Secured term loan	$87,000,000	$89,600,000	$94,800,000
Less current portion	5,200,000	5,200,000	5,200,000

Long-term portion	$81,800,000	$84,400,000	$89,600,000

The effective interest rate for debt outstanding at December 31, 2004 and 2003 was 5.7% as a result of a related interest rate swap (see Note E).

On July 10, 2002, OSG Crude borrowed $100,000,000 according to a secured term loan agreement bearing interest at the London interbank offered rate ("LIBOR") plus a margin of 1.0%. The loan is guaranteed by OSG and secured by liens on the Overseas Chris and Overseas Ann. The principal is repayable in 23 equal semi-annual payments of $2,600,000 and a final balloon payment of $40,200,000 due on July 10, 2014. The secured term loan agreement provides for prepayment privileges, 50% of which shall be applied to the remaining installments on a pro rata basis and 50% to the balloon. The secured loan agreement also contains financial covenants applicable to the consolidated financial position of OSG. OSG's failure to satisfy such financial covenants could result in the acceleration of payments due under the loan.

As of December 31, 2004, approximately 35.6% of the net book amount of the OSG Crude vessels, representing two tankers, is pledged as collateral under the debt agreement.

As of June 30, 2005, approximately 35.7% of the net book amount of the OSG Crude vessels, representing two tankers, is pledged as collateral under the debt agreement.

The aggregate annual principal payments required to be made on debt as of December 31, 2004 are as follows:

2005	$5,200,000
2006	5,200,000
2007	5,200,000
2008	5,200,000
2009	5,200,000
Thereafter	63,600,000

$89,600,000

Interest paid, excluding capitalized interest, amounted to $5,327,810 in 2004, $2,577,752 in 2003, and $777,246 in 2002.

Interest paid, excluding capitalized interest, for the six months ended June 30, 2005 and 2004 amounted to $2,499,860 and $2,718,939, respectively.

The carrying amounts of the floating rate loans approximate their fair value.

Note D—Loans payable to wholly-owned subsidiary of OSG:

The loans payable to a wholly-owned subsidiary of OSG consist of amounts due under a floating rate revolving credit facility. Such facility, which has no stated maturity and accordingly, has been classified as a long-term liability, provides for borrowings of up to $450,000,000. The subsidiary of OSG had no intention of terminating such facility or demanding repayment of outstanding amounts. Borrowings bear interest based on the short-term Applicable Federal Rate published quarterly by the Internal Revenue Service of the United States. Interest is compounded quarterly. The effective interest rates on borrowings outstanding at December 31, 2004 and 2003 were 2.8% and 2.0% respectively.

During the second quarter of 2005, the wholly-owned subsidiary of OSG made a capital contribution of $114,320,169, which was deemed effective April 1, 2005, to OSG Crude, reducing loans payable to the wholly-owned subsidiary to zero.

Note E—Derivatives:

As of June 30, 2005, certain of the vessel subsidiaries are parties to a floating-to-fixed interest rate swap that is being accounted for as a cash flow hedge with a notional amount of $87,000,000 pursuant to which it pays a fixed rate of 4.58% and receives a floating rate based on LIBOR. The swap expires on July 10, 2014. As of June 30, 2005, OSG Crude has recorded a liability of $1,947,980 in deferred credits and other liabilities related to the fair value of the swap. At December 31, 2004, OSG Crude has recorded a liability of $1,300,480 in deferred credits and other liabilities related to the fair value of the swap.

The fair value of interest rate swaps is the estimated amount that OSG Crude would receive or pay to terminate the agreement at the reporting date.

Note F—Accumulated other comprehensive income/(loss):

At December 31, 2004, OSG Crude expects to reclassify approximately $1,355,000 of net losses on derivative instruments from accumulated other comprehensive income/(loss) to earnings during the next twelve months due to the payment of variable rate interest associated with floating rate debt.

The components of the change in the accumulated unrealized loss on derivative instruments follow:

	Year ended December 31,
	2004	2003	2002

Reclassification adjustments for interest expense included in net income/(loss)	$2,895,492	$895,880	$—
Increase in unrealized loss on derivative instruments	(2,391,849)	(1,116,033)	(1,583,970)

	$503,643	$(220,153)	$(1,583,970)

Note G—Taxes:

OSG files a consolidated United States federal income tax return in which for taxable years from 1987 to 2004 the taxable net income of its foreign shipping companies was included. On October 22, 2004, the President of the U.S. signed into law the American Jobs Creation Act of 2004. The Jobs Creation Act reinstates tax deferral for OSG's foreign shipping income for years beginning after December 31, 2004. Effective January 1, 2005, the earnings from shipping operations of OSG's foreign subsidiaries will not be subject to U.S. income taxation as long as such earnings have not been repatriated to the U.S. OSG intends to permanently reinvest these earnings in foreign operations. Accordingly, OSG will not record a provision for U.S. income taxes on the shipping income of its foreign subsidiaries commencing in 2005.

No income taxes have been provided herein because OSG Crude comprises foreign corporations that would not be subject to United States federal income taxes. Further, OSG Crude is not subject to income taxes imposed by the Marshall Islands, the country in which they are incorporated.

Note H—Pooling arrangements:

Tankers International Pool

In December 1999, OSG and other leading tanker companies established the Tankers International Pool ("Tankers") to pool their VLCC fleets. Tankers, which commenced operations in February 2000, commercially managed a fleet of 41 modern VLCCs as of December 31, 2004. Tankers was formed to meet the global transportation requirements of international oil companies and other major customers. As of December 31, 2004, all three of OSG Crude's VLCCs participate in the Tankers pool.

Aframax International Pool

Since 1996, OSG and PDV Marina S.A., the marine transportation subsidiary of the Venezuelan state-owned oil company, have pooled the commercial management of their Aframax fleets. The pool commercially managed a fleet of 36 modern Aframaxes as of December 31, 2004, which generally trade in the Atlantic Basin, North Sea and the Mediterranean. All four of OSG Crude's Aframaxes trade in this pool.

Note I—Subsequent event:

In July 2005, OSG Crude repaid the outstanding balance, $87,000,000, of the secured term loan, with funds contributed to capital by a wholly-owned subsidiary of OSG. In connection with this transaction, the related floating-to-fixed interest rate swap was terminated. Accordingly, OSG Crude will recognize a loss of approximately $1,471,000 in the third quarter of 2005 related to such swap termination.

Double Hull Tankers, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Double Hull Tankers, Inc.

We have audited the accompanying balance sheet of Double Hull Tankers, Inc. (the Company) as of August 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statement presents fairly, in all material respects, the financial position of Double Hull Tankers, Inc. as of August 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
September 16, 2005

BALANCE SHEET

August 31, 2005

Assets:
Cash	$250

Total Assets	$250

Stockholders' equity:
Common stock ($0.01 par value; 100,000,000 shares authorized; 100 shares issued and outstanding)	$1
Preferred stock ($0.01 par value, 1,000,000 shares authorized; none issued or outstanding)	—
Paid-in additional capital	249

Total Stockholders' equity	$250

See notes to financial statements.

Double Hull Tankers, Inc.

NOTES TO THE AUDITED FINANCIAL STATEMENTS

Note A—Organization:

Double Hull Tankers, Inc. (the "Company") was incorporated in the Marshall Islands on April 14, 2005. The Company is a wholly-owned subsidiary of Overseas Shipholding Group, Inc. ("OSG"), a publicly traded company incorporated in Delaware (United States).

Note B—Subsequent event:

The Company was formed to acquire a fleet of seven tankers from subsidiaries of OSG. The completion of the purchase of these seven vessels is expected to take place simultaneously with the closing of a public offering of the stock of the Company. The Company has chartered the seven vessels to OSG under fixed rate charters for minimum terms ranging from five to six and one-half years. The charters commence on the closing of the purchase of the vessels. The charters also contain various options on the part of OSG to extend the minimum terms of the charters by up to an aggregate of five, six or eight years, depending on the vessel. The Company has also entered into ship management agreements with a subsidiary of OSG for the technical management of the Company's vessels.

Until                           , 2005, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotments or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

        Our bylaws provide that we shall, subject to the limitations contained in the Marshall Islands Business Corporation Act, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto. In addition, we have entered into an agreement with each of our chief executive officer and chief financial officer whereby we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

        Section 12(c) of the Underwriting Agreement, to be filed as Exhibit 1.1, provides that the underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 12(d) of the Underwriting Agreement also provides that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 7. Recent Sales of Unregistered Securities.

        We were incorporated under the laws of the Marshall Islands on April 14, 2005 under the name Double Hull Tankers, Inc. We issued 100 shares of our common stock, par value $0.01 per share, to OSG International, Inc. in consideration of a capital contribution of $10.00 by it. That issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof because such issuance did not involve any public offering of securities.

Item 8. Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of Double Hull Tankers, Inc.*
3.2	Bylaws of Double Hull Tankers, Inc.*
4.1	Form Lock Up Agreement*
4.2	Registration Rights Agreement*
5.1	Opinion of Reeder & Simpson PC†
8.1	Tax Opinion of Cravath, Swaine & Moore LLP†
10.1	Form of Credit Agreement*
10.2.1	Memorandum of Agreement—Overseas Ann*
10.2.2	Memorandum of Agreement—Overseas Chris*
10.2.3	Memorandum of Agreement—Regal Unity*
10.2.4	Memorandum of Agreement—Overseas Cathy*
10.2.5	Memorandum of Agreement—Overseas Sophie*
10.2.6	Memorandum of Agreement—Rebecca*
10.2.7	Memorandum of Agreement—Ania*
10.3.1	Time Charter—Overseas Ann*
10.3.2	Time Charter—Overseas Chris*

10.3.3	Time Charter—Regal Unity*
10.3.4	Time Charter—Overseas Cathy*
10.3.5	Time Charter—Overseas Sophie*
10.3.6	Time Charter—Rebecca*
10.3.7	Time Charter—Ania*
10.4.1	Ship Management Agreement—Overseas Ann*
10.4.2	Ship Management Agreement—Overseas Chris*
10.4.3	Ship Management Agreement—Regal Unity*
10.4.4	Ship Management Agreement—Overseas Cathy*
10.4.5	Ship Management Agreement—Overseas Sophie*
10.4.6	Ship Management Agreement—Rebecca*
10.4.7	Ship Management Agreement—Ania*
10.5	Charter Framework Agreement*
10.6	OSG Guaranty of Charterers' Payments under Charters and Charter Framework Agreement*
10.7	Double Hull Tankers, Inc. Guaranty of Vessel Owners' Obligations under Management Agreement*
10.8	Double Hull Tankers, Inc. Guaranty of Vessel Owners' Obligations under Charters*
10.9	Form of Indemnity Agreement among OSG, OIN and certain subsidiaries of DHT related to existing recommendations.*
10.10	Employment Agreement of Ole Jacob Diesen*
10.10.1	Indemnification Agreement for Ole Jacob Diesen*
10.11	Employment Agreement of Eirik Ubøe*
10.11.1	Indemnification Agreement for Eirik Ubøe*
10.12	2005 Incentive Compensation Plan*
21.1	List of subsidiaries of Double Hull Tankers, Inc.*
23.1	Consent of Ernst & Young LLP for Double Hull Tankers, Inc.*
23.2	Consent of Ernst & Young LLP for OSG Crude*
23.3	Consent of Maritime Strategies International Ltd*
23.4	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 8.1)†
24.1	Powers of Attorney (included on signature page)
*
Previously filed

(†)
To be filed by amendment

(b)
Financial statement schedules

        The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the combined carve-out financial statements of Double Hull Tankers, Inc. or related notes thereto.

Item 9. Undertakings

        The undersigned registrant hereby undertakes as follows:

  (1)
  The undersigned will provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (2)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

  (3)
  That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of New York, the State of New York, on the 7th day of October, 2005.

DOUBLE HULL TANKERS, INC.
By:	/s/ OLE JACOB DIESEN Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 7th day of October in the capacities indicated.

Signature	Title

/s/ OLE JACOB DIESEN	Chief Executive Officer
EIRIK UBOE*	Chief Financial Officer
ERIK LIND*	Chairman of the Board
RANDEE DAY*	Director
ROLF WIKBORG*	Director
/s/ DONALD J. PUGLISI Managing Director Puglisi & Associates	Authorized Representative in the United States
*By:	/s/ OLE JACOB DIESEN Ole Jacob Diesen, Attorney-in-fact

QuickLinks

  Prospectus Summary
  The Offering
  Summary Combined Financial and Other Data
  Risk Factors
  Cautionary Statement Regarding Forward-Looking Statements
  Use of Proceeds
  Dividend Policy
  Capitalization
  Dilution
  Unaudited Pro Forma Financial and Other Information
  Selected Combined Financial and Other Data
  Management's Discussion and Analysis of Financial Condition and Results of Operations
  The International Tanker Industry
  Business
  Our Credit Facility
  Management
  Principal and Selling Stockholders
  Related Party Agreements
  Description of Capital Stock
  Comparison of Marshall Islands Corporate Law to Delaware Corporate Law
  Shares Eligible for Future Sale
  Tax Considerations
  Underwriting
  Other Expenses of Issuance and Distribution
  Legal Matters
  Experts
  Additional Information
  Glossary of Shipping Terms
  Index to Financial Statements
OSG Crude PREDECESSOR COMBINED CARVE-OUT BALANCE SHEETS
OSG Crude PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF OPERATIONS
OSG Crude PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
OSG Crude PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
OSG Crude NOTES TO THE PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS
Double Hull Tankers, Inc.
Double Hull Tankers, Inc. NOTES TO THE AUDITED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES